9/9


05011127

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sabcorp


PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3841 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 9/12/05



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au


SEC MAIL
RECEIVED
PROCESSING
SEP 06 2005
WASH. D.C.
213
SECTION

30 August 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP PRELIMINARY FINAL REPORT

FOR FULL YEAR ENDED 30 JUNE 2005

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Media Release;

2. Preliminary Final Report and Dividend Announcement (Appendix 4E) for the year ended 30 June 2005; and

3. Directors' Report and Financial Report for the year ended 30 June 2005.

Please note that the Directors have declared a final dividend of 41 cents per share fully franked at the company tax rate of 30% to be paid on 13 October 2005.

The record date for the purpose of entitlement to the final dividend will be 8 September 2005. Registrable transfers received at the office of the company's share registrar, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 8 September 2005 up to the times specified in the Listing Rules and ASTC Settlement Rules will be registered before entitlements to the final dividend are determined.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the final dividend. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The Directors have resolved to convene the Annual General Meeting of the Company to be held at the Grand Harbour Ballroom, Star City Sydney, 80 Pyrmont Street, Pyrmont, at 10.00 am on Monday 28 November 2005. For the purpose of voting at the Annual General Meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members at 7.00 pm on Saturday 26 November 2005.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

✲ ✲ ✲ ✲ ✲ ✲ ✲

Tabcorp announces strong result for the 2005 year

- Net profit after tax (before goodwill amortisation of $160.0 million and profit from non-recurring items of $15.0 million) – up 40.8% to $513.8 million on the prior corresponding period.

- Earnings per share (before goodwill amortisation and non-recurring items) – up 9.2% to 99.4 cents.

- Final dividend 41 cents per share fully franked – up 5 cents on previous final dividend of 36 cents per share.

- Full year dividend 81 cents per share fully franked – up 10 cents on previous full year dividend.

- Net operating revenue (before non-recurring items) – up 50.3% to $3,702.4 million.

- Earnings before interest, taxation and goodwill amortisation (EBITA) (before non-recurring items) – up 44.4% to $911.4 million.

- Segment EBITA (before non-recurring items) results on a pro forma basis to include a 12-month contribution from Jupiters and Tab Ltd for the prior corresponding period:
  - Casinos – up 4.1% to $386.9 million
  - Gaming and Network Games – up 10.6% to $258.9 million
  - Wagering – up 9.6% to $225.1 million
  - Media – down 1.1% to $40.6 million

- Normalising for theoretical win rates in the international commission play business at Jupiters casinos:
  - Earnings per share (before goodwill amortisation and non-recurring items) up 17.1% to 99.8 cents
  - Net profit after tax (before goodwill amortisation and non-recurring items) up 51.0% to $515.6 million
  - EBITA (before non-recurring items) up 52.9% to $914.2 million
  - Casinos EBITA on a pro forma basis up 15.4% to $389.6 million

- Taxes on gambling paid by Tabcorp businesses – up 38.7% to $1,211.9 million.

- Income generated for the Victorian and NSW racing industry – $502.5 million.

- The Tabcorp group contributed $83.5 million to state community benefit funds in Australia.

- Successful merger with Jupiters, creating synergies greater than expected.

- Acquisition of Tab Limited with integration on track to achieve the synergies that were forecast in the Tab Limited bidder's statement.

Tabcorp Holdings Limited Tel 61 3 9868 2508

Tabcorp
the bigger better game

* * * * * * *

Tabcorp Holdings Ltd – Financial Performance

	Actual 12 months to 30 June 2005[2]	Change on pcp	Normalised 12 months to 30 June 2005[1,2]	Change on pcp
Net profit after tax ($m)				
- Before goodwill amortisation & non recurring items	513.8	40.8%	515.6	51.0%
Earnings per share (cents)				
- Before goodwill amortisation & non recurring items	99.4	9.2%	99.8	17.1%
Dividends per share (cents) [3]	81.0	14.1%	81.0	14.1%
ROE before goodwill amortisation and non-recurring items %[4]	16.0%	(5.2)%	16.0%	(3.9)%

Notes:
1. Normalised results exclude the impact of above/below theoretical win rates in the ICB in the Jupiters casinos
2. Actual results for the 12 months ended 30 June 2005 includes a 12 month contribution from Tab and Jupiters. PCP only includes an 8 month contribution from Jupiters.
3. Fully franked
4. Represents a 5.2% decrease from 21.2% in the pcp. Based on 3 point average of closing equity at 30 June 2004, 31 December 2004 and 30 June 2005. 30 June 2004 equity adjusted for equity issued in July 2004 for Tab Ltd acquisition. Unadjusted ROE before goodwill and NRIs is 19.6%

Summary Divisional Results

$m	Actual 12 months to 30 June 2005[1]	Pro forma 12 months to 30 June 2004[1,2]	Change
Net operating revenue			
Casinos at theoretical	1278.8	1210.4	5.7%
Impact of above/(below) theoretical	(3.9)	41.1	n/a
Casinos	1274.9	1251.5	1.9%
Gaming & Network Games	1020.1	958.5	6.4%
Wagering	1319.8	1276.6	3.4%
Media	127.4	127.5	(0.1%)
EBITA			
Casinos at theoretical	389.6	337.7	15.4%
Impact of above/(below) theoretical	(2.7)	33.9	n/a
Casinos	386.9	371.5	4.1%
Gaming & Network Games	258.9	234.0	10.6%
Wagering	225.1	205.5	9.6%
Media	40.6	41.0	(1.1%)

Notes:
1. Excludes non-recurring items
2. Pro forma results include a contribution from Jupiters for 8 months and Tab for 12 months ended 30 June 2004

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

30 August 2005

Tabcorp announces strong full year profit

Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, recorded a 40.8% increase in net profit after tax (before goodwill amortisation of $160.0 million and excluding profits from non-recurring items of $15 million) to $513.8 million for the full year to 30 June 2005.

Earnings per share before goodwill amortisation and non-recurring items increased 9.2% on the prior corresponding period to 99.4 cents. Normalising for theoretical win rates in the international commission play business at Jupiters casinos it was up 17.1% to 99.8 cents.

Chairman, Michael Robinson, announced a final dividend of 41 cents per share, taking the full year dividend to 81 cents per share, up 10 cents on the previous full year dividend. The dividend will be fully franked and payable on 13 October 2005 to shareholders registered on the books at 8 September 2005.

Mr Robinson said the results reflected the strength and diversity of the company in the gambling, entertainment and hospitality markets in Australia, and included the benefits from the successful integrations resulting from the Jupiters merger and Tab Ltd acquisition.

Mr Robinson said Tabcorp was financially strong and in a solid position for future growth. He praised the efforts of Tabcorp employees and management for the strong performance during the year, and highlighted the continuing growth of both existing and acquired businesses throughout the integration process.

Managing Director and Chief Executive Officer, Matthew Slatter, said: "Tabcorp is the most diversified gambling and entertainment company in the world with interests in casinos, wagering, gaming and media.

"Tabcorp has the capability to deliver first-class entertainment and services, matched with the highest levels of integrity, to create the 'bigger better game' for our customers.

"Tabcorp will continue to consolidate its position as the leading diversified gambling and entertainment business in Australia while focussing on selective expansion into international markets to add to business growth," he said.

The Jupiters integration is now largely completed and the latest estimate of annualised synergies now stands at $56.6 million, $3.2 million above the synergies estimated at the end of the first half of 2005.

The Tab Limited integration is tracking well with forecast annual synergies still anticipated to be $43.4 million. Mr Slatter said: "Organisation and management structures have now been fully integrated and the development required to merge the Victorian and NSW wagering systems is well underway. The regulatory approvals to permit pooling between

Tabcorp Holdings Limited
Public Affairs
Tel 61 3 9868 2508
Fax 61 3 9868 2639

both states are almost complete and final approval is being sought from the NSW Government."

Mr Slatter said highlights for the 2005 year included:

- Tabcorp International, a subsidiary of Tabcorp, entering into a joint venture to provide 60,000 Keno lottery machines and technical services in China
- Tabcorp preparing its submission for a proposed Integrated Resort in Singapore which will include hotels, convention space, exhibition facilities, premium retail outlets, restaurants and a casino
- The award-winning Gold Coast Convention and Exhibition Centre enjoyed its first year of operations, producing economic benefits for the Gold Coast by hosting 200 events which attracted 251,000 visitors and added 21,000 room nights to Conrad Jupiters plus thousands of room nights to other hotels and apartments
- The Dow Jones Sustainability Index rated Tabcorp as the global leader in the promotion of responsible gambling
- The divestment of New South Wales and Queensland gaming assets as a result of the Jupiters merger and the Tab Limited acquisition raised $235 million
- The successful A$450 million bond issue in Australia and debt raising in the US private placement market for the equivalent of US$700 million
- Tabcorp's $250,000 donation for the Tsunami disaster relief effort, plus contributions from customers and employees, boosted the donation to a total of $546,211 to help those affected by the catastrophe
- A record Spring Racing Carnival for the Victorian TAB
- More than 750,000 people enjoyed stage shows such as The Producers, We Will Rock You, Saturday Night Fever and Midnight Magic at the casino complexes
- The $53.5 million upgrade of Conrad Jupiters on the Gold Coast has commenced
- The refurbishment of apartments, restaurants and gaming areas at Star City
- Conrad Treasury in Brisbane celebrating its 10th anniversary
- The assumption of day to day management control of Conrad Jupiters, Gold Coast, and Conrad Treasury, Brisbane, properties in November 2004

Tabcorp businesses paid out a total of $1,211.9 million in taxes on gambling, up 38.7% in the 12 months to 30 June 2005.

The Victorian and New South Wales racing industries received $502.5 million from Tabcorp businesses, assisting the industry to operate outstanding events such as the Spring Racing and Easter Carnivals.

In addition to the company's growth and solid financial position, Mr Slatter said Tabcorp was actively supporting local communities with a range of sponsorships for sporting groups and community services, on top of the $83.5 million which the Tabcorp group contributed to state community benefit funds in Victoria, New South Wales and Queensland.

Mr Slatter said Tabcorp was proud to be an official partner of the Melbourne 2006 Commonwealth Games and looked forward to helping deliver a fantastic sporting event for Victoria and Australia. "Our range of products are enjoyed by many Victorians and we

Tabcorp Holdings Limited
Tel 61 3 9868 2508

with customers with1,290 hyperlink machines currently operating across 192 venues. Sixty-seven venues were refurbished, two new venues were opened and a further three existing venues joined the Tabaret network.

On a pro forma basis Keno revenue across Queensland, New South Wales and Victoria grew 9.1% during the year reflecting continued outlet growth, venue improvements and introduction of new products.

On a pro forma basis after including a full 12 months contribution from the acquired Jupiters Keno and international businesses, divisional revenue increased by 6.4% and EBITA (excluding non-recurring items) increased by 10.6%, with the EBITA margin (excluding non-recurring items) increasing from 24.4% to 25.4%.

Victoria's Tabaret hotel venues contributed $66.8 million to the State's Community Support Fund for the 12 months ended 30 June 2005.

Wagering Division

The Wagering division achieved EBITA (excluding non-recurring items) of $225.1 million for the 12 months to 30 June 2005. This represented growth of 199.0% impacted by the inclusion of the acquired Tab Limited's NSW wagering operations from July 2004. On a comparative 12-month pro forma basis the Wagering Division's EBITA growth was 9.6%.

The division's total net operating revenue increased by 195.4% to $1,319.8 million with Victoria generating $475.4 million, up 6.2% on the previous period, while New South Wales generated $844.3 million, up 1.8% on a pro forma basis. On a comparative 12-month pro forma basis the overall net operating revenue growth was 3.4%.

Revenue from parimutuel wagering on racing grew by 3.2% with Victorian revenue growth of 5.3% being driven by strong performances across the three racing codes (i.e. Thoroughbred 4.3%, Harness 5.9% and Greyhounds 9.5%). New South Wales racing revenue grew by 2.0% (Thoroughbred 2.3%, Harness 0.0% and Greyhound 2.5%) with the second half being adversely impacted by the splitting of the racing vision in retail outlets and on pay TV across two broadcasters from 4 May 2005. Revenue growth in NSW wagering was affected by the split vision to a greater degree than in Victoria.

The Victorian Spring Racing Carnival achieved solid revenue growth over the carnival period, despite poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $66.5 million, up 4.9% in Victoria and $87.4 million, up 8.9% in New South Wales which were both records for the day. Sydney's Autumn Carnival generated turnover growth of 6.8% in sales in NSW and 13.4% in Victoria.

Revenue from sportsbetting grew by 11.5% on a pro forma basis with growth in Victoria of 17.0%, reflecting continued strong customer interest. While sportsbetting turnover in New South Wales grew strongly at 19.4%, revenue was impacted by a lower hold rate, resulting in growth of 9.6%.

Tabcorp is working to resolve the issues surrounding the split-racing picture and has installed the TVN service in every TAB agency in Victoria and NSW to ensure customers have full access to the Sydney and Victorian thoroughbred races.

with customers with1,290 hyperlink machines currently operating across 192 venues. Sixty-seven venues were refurbished, two new venues were opened and a further three existing venues joined the Tabaret network.

On a pro forma basis Keno revenue across Queensland, New South Wales and Victoria grew 9.1% during the year reflecting continued outlet growth, venue improvements and introduction of new products.

On a pro forma basis after including a full 12 months contribution from the acquired Jupiters Keno and international businesses, divisional revenue increased by 6.4% and EBITA (excluding non-recurring items) increased by 10.6%, with the EBITA margin (excluding non-recurring items) increasing from 24.4% to 25.4%.

Victoria's Tabaret hotel venues contributed $66.8 million to the State's Community Support Fund for the 12 months ended 30 June 2005.

Wagering Division

The Wagering division achieved EBITA (excluding non-recurring items) of $225.1 million for the 12 months to 30 June 2005. This represented growth of 199.0% impacted by the inclusion of the acquired Tab Limited's NSW wagering operations from July 2004. On a comparative 12-month pro forma basis the Wagering Division's EBITA growth was 9.6%.

The division's total net operating revenue increased by 195.4% to $1,319.8 million with Victoria generating $475.4 million, up 6.2% on the previous period, while New South Wales generated $844.3 million, up 1.8% on a pro forma basis. On a comparative 12-month pro forma basis the overall net operating revenue growth was 3.4%.

Revenue from parimutuel wagering on racing grew by 3.2% with Victorian revenue growth of 5.3% being driven by strong performances across the three racing codes (i.e. Thoroughbred 4.3%, Harness 5.9% and Greyhounds 9.5%). New South Wales racing revenue grew by 2.0% (Thoroughbred 2.3%, Harness 0.0% and Greyhound 2.5%) with the second half being adversely impacted by the splitting of the racing vision in retail outlets and on pay TV across two broadcasters from 4 May 2005. Revenue growth in NSW wagering was affected by the split vision to a greater degree than in Victoria.

The Victorian Spring Racing Carnival achieved solid revenue growth over the carnival period, despite poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $66.5 million, up 4.9% in Victoria and $87.4 million, up 8.9% in New South Wales which were both records for the day. Sydney's Autumn Carnival generated turnover growth of 6.8% in sales in NSW and 13.4% in Victoria.

Revenue from sportsbetting grew by 11.5% on a pro forma basis with growth in Victoria of 17.0%, reflecting continued strong customer interest. While sportsbetting turnover in New South Wales grew strongly at 19.4%, revenue was impacted by a lower hold rate, resulting in growth of 9.6%.

Tabcorp is working to resolve the issues surrounding the split-racing picture and has installed the TVN service in every TAB agency in Victoria and NSW to ensure customers have full access to the Sydney and Victorian thoroughbred races.

Tabcorp Holdings Limited
Public Affairs
Tel 61 3 9868 2508
Fax 61 3 9868 2639

Media Division

The Media Division, which includes Sky Channel and 2KY, recorded total revenues of $127.4 million for the 12 months to 30 June 2005, a decrease of 0.1% on the prior corresponding period on a pro forma basis.

The division's EBITA (before non-recurring items) decreased by 1.1% to $40.6 million on a pro forma basis with the impact of the decreased revenue being off set by tight control of expenses. The impact of reducing retail venue subscription fees by up to 18% following the loss of the broadcasting rights to the Sydney metropolitan and Victorian thoroughbred races was largely offset by a reduction in rights fees paid to the Sydney and Victorian thoroughbred clubs.

Sky Channel has continued to expand its broadcast of Australian racing around the globe with Sky Channel beginning broadcasts to the United Kingdom and providing expanded coverage in the USA, Canada, New Zealand, Sri Lanka, Asia and the Middle East. The investment in the international business continues to bring increased returns to both Sky and the Australian racing industry.

Sky Channel has enhanced its programming schedule to include premium international racing from Hong Kong, New Zealand and extra New South Wales country meetings. Despite Sky Channel ceasing to own the rights to broadcast the Australian Jockey Club, Sydney Turf Club and Victorian thoroughbred meetings to the Australian market from 4 May 2005, it continues to showcase 90 per cent of all thoroughbred, harness and greyhound racing. Sky Channel has long-term rights agreements to showcase Australian racing to the world and will continue to broadcast AJC, STC and Victorian thoroughbred racing to its global markets throughout New Zealand, America, Asia and Europe.

International projects

Tabcorp is seeking to develop opportunities in several international markets to add to business growth by exporting its unique capabilities in the gambling, entertainment and leisure sector.
These opportunities include:

- An agreement reached in July 2005 to supply up to 60,000 terminals for a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International – a wholly-owned subsidiary of Tabcorp – and China LotSynergy Limited.
- Finalising a bid proposal to build and operate one of two Integrated Resorts in Singapore which will include luxury hotels, premium retail, convention facilities and a casino. Tabcorp is looking forward to the Singapore Government announcing details of the next stage in the process and will be submitting a world-class bid.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

* * * * * * *

Tabcorp outlook

Mr Slatter said Tabcorp had experienced a solid start to the new financial year with overall revenue growth of 4.3% to 27 August 2005, and the company expects to deliver solid growth in earnings per share in the 2006 financial year.

“Our main objectives for the 2006 financial year are to complete the two-year process of the Tab Limited integration and continue organic business growth across all divisions,” he said.

Mr Slatter said Tabcorp would continue to focus on delivering first-class products and services for customers. “One of our main priorities is to encourage the passion that our staff have for delivering entertaining products and terrific customer service which will help strengthen our position as Australia’s premier gambling and entertainment company.”

He said Tabcorp was investing in smoking solutions for its casinos and working with pubs and clubs on solutions in the wagering and gaming sectors.

Mr Slatter said considerable effort would be invested in the Victorian relicencing process. “A major focus is the renewal of our current Victorian gaming and wagering licences and we will be directing resources and energy into securing the licences beyond 2012.

“Tabcorp has demonstrated to the Victorian Government and the community that it can hold both licences and run the businesses with the highest levels of integrity and good customer service.

“This puts Tabcorp in a very strong position to continue to hold its wagering and gaming licences,” he said.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs
(03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Rules 4.1,4.3

Appendix 4E
Preliminary final report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

financial year ended ('current period')	financial year ended ('previous corresponding period')
30 June 2005	30 June 2004

2. Results for announcement to the market

	Current period $'m	Previous corresponding period $'m	% Change Increase/(decrease)	Amount Increase/(decrease) $'m
Key Information				
Revenues from ordinary activities	4,122.7	2,500.0	65%	1,622.7
Profit from ordinary activities after tax attributable to members	368.8	311.0	19%	57.8
Net profit (loss) for the period attributable to members	368.8	311.0	19%	57.8

Dividends (distributions)			Amount per security	Franked amount per security at 30% tax
Final dividend	Record Date Payable	8 September 2005 13 October 2005	41.0 ¢	41.0 ¢
Interim dividend	Paid	13 April 2005	40.0 ¢	40.0 ¢

Supplementary comments
Please refer to the audited Financial Statements for the year ended 30 June 2005 for a brief explanation of the above figure

3. Statement of financial performance

Please refer to the audited Financial Statements for the year ended 30 June 2005.

4. Statement of financial position

Please refer to the audited Financial Statements for the year ended 30 June 2005.

5. Statement of cash flows

Please refer to the audited Financial Statements for the year ended 30 June 2005.

6. Dividends

		Date paid/payable	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend	Amount $m
Final dividend:	Current year	13 October 2005	41.0 ¢	41.0 ¢	0.00 ¢	214.8
	Previous year	11 October 2004	36.0 ¢	36.0 ¢	0.00 ¢	185.1
Interim dividend:	Current year	13 April 2005	40.0 ¢	40.0 ¢	0.00 ¢	208.2
	Previous year	6 April 2004	35.0 ¢	35.0 ¢	0.00 ¢	145.3

Total dividend per share (interim *plus* final)

	Current year	Previous year
Ordinary shares	81.0 ¢	71.0 ¢

7. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) commenced with the prior year interim dividend paid in April 2004.
No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
The Board determined that an initial discount of 2.5% be applied from the 2004 interim dividend paid on 6 April 2004. The discount was discontinued after the 2004 final dividend paid on 11 October 2004.

The last date for receipt of election notices for the dividend reinvestment plan	8 September 2005

8. Statement of Retained Earnings

Please refer to Note 30 of the audited Financial Statements for the year ended 30 June 2005.

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-2.36	-1.00
Net tangible asset backing per ordinary share including Licences ($)	-0.06	1.06

10. Controlled entities

Please refer to Note 36 of the audited Financial Statements for the year ended 30 June 2005.

	Current period $m
Contribution of Tab Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	125.2

11. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Please refer to Note 1(s) of the audited Financial Statements for the year ended 30 June 2005.

12. Other significant information

Please refer to the audited Financial Statements for the year ended 30 June 2005.

13. Foreign entities

N/A

14. Commentary

14.1 Earnings per security

Please refer to Note 6 of the audited Financial Statements for the year ended 30 June 2005.

14.2 Returns to shareholders including distributions and buy backs

Please refer to the audited Financial Statements for the year ended 30 June 2005.

Note 5 - Dividends

Note 29 - Contributed Equity

14.3 -14.5 Significant features of operating performance

Consolidated profit after tax (PAT) increased by 18.6% in 2004/2005 to $368.8 million, from $311.0 million in 2003/2004. During the year, non-recurring items of $15.0 million favourable were incurred, compared to $0.4 million favourable in 2003/2004. In addition, below theoretical win at the casinos was $1.9 million unfavourable in 2004/2005 compared to above theoretical win of $23.3 million favourable in 2003/2004. Non-recurring items for 2004/2005 included a favourable tax adjustment of $18.3 million relating to Jupiters Limited entering the Tabcorp Holdings tax consolidations group, profit relating to divested businesses of $12.4 million and Tab Limited integration related redundancy costs of $20.1 million. On a pre non-recurring items basis, PAT increased by 13.9% to $353.8 million. Adjusting for theoretical win rates in the casino commission play business and pre-non recurring items, PAT increased by 23.8% to $355.6 million.

The consolidated entity's total revenue increased by 64.9%, from $2,500.0 million in 2003/2004 to $4,122.7 million in 2004/2005. Operating revenue increased by 52.7% to $3,760.6 million.

The increase in operating revenue was due to:
- a 195.8% increase in Wagering division revenue from $446.2 million in 2003/2004 to $1,319.8 million in 2004/2005, principally due to the acquired Tab Limited operations in New South Wales since July 2004 and solid underlying growth in the Victorian business.
- a 10.3% increase in Gaming division revenue from $933.5 million in 2003/2004 to $1,032.2 million in 2004/2005, principally due to the strong underlying performance of the gaming business in Victoria and strong growth in the Keno business in Queensland.
- a 19.7% increase in Casino division revenue from $1,065.2 million in 2003/2004 to $1,274.9 million in 2004/2005, principally due to a full year impact of the Jupiters casinos in Queensland (acquired November 2003) and solid growth at Star City, New South Wales.
- Media division revenue of $127.4 million in 2004/2005 as a result of the acquisition of Tab Limited in July 2004.

Other revenues from ordinary activities increased from $37.2 million in 2003/2004 to $362.1 million in 2004/2005, primarily due to the disposal of the electronic gaming monitoring businesses in New South Wales and Queensland and sale of various land and building assets.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) increased by 43.4% to $903.2 million in 2004/2005. The key factors in this performance were:
- a 168.6% increase in Wagering division PBITA to $199.0 million, reflecting the acquisition of Tab Limited's NSW operations and continued solid growth in the Victorian business. Before non-recurring items of $26.2 million unfavourable in 2004/2005, and $1.2 million unfavourable in 2003/2004, Wagering PBITA increased by 199.0% to $225.1 million.
- a 13.7% increase in the Gaming division PBITA to $260.8 million, principally due to the strong performance of the gaming business in Victoria and Queensland Keno business. Before non-recurring items of $1.9 million favourable in 2004/2005, and $3.8 million favourable in 2003/2004, Gaming PBITA increased by 14.8% to $258.9 million.
- a 22.6% increase in the Casino division PBITA to $393.8 million, primarily due to a full-year impact of the Jupiters casinos (acquired November 2003) and solid growth at Star City, New South Wales. Before non-recurring items of $6.8 million favourable in 2004/2005 and $1.2 million unfavourable in 2003/2004, Casino PBITA increased by 20.0% to $386.9 million.
- Media division PBITA contribution of $37.1 million due to the Tab Limited acquisition. Before non-recurring items of $3.4 million unfavourable, Media PBITA was $40.6 million.

Borrowing costs increased by $74.9 million to $180.1 million as a result of higher average debt levels due to the acquisition of Tab Limited.

Goodwill amortisation increased by $100.3 million to $160.0 million primarily due to the amortisation of goodwill associated with the Tab Limited acquisition.

The effective rate of income tax for the consolidated entity reduced from 30.1% in 2003/2004 to 27.6% in 2004/2005, principally due to an $18.3 million credit to income tax expense arising from Jupiters Limited entering the Tabcorp Holdings tax consolidations group. After adjusting for this credit and other non-recurring items, the effective tax rate fell from 31.5% to 30.5%, which reflected an over provision from 2003/2004 and other tax adjustments.

14.6 Other factors which have affected or likely to affect the results

Please refer to the audited Financial Statements for the year ended 30 June 2005.

15. Compliance statement

This report should be read in conjunction with the attached audited Financial Statements for the year ended 30 June 2005.

Sign here: 
(Company Secretary)

Date: 30 August 2005

Print name: KERRY WILLCOCK



TABCORP HOLDINGS LIMITED

DIRECTORS' REPORT AND FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2005

Tabcorp Holdings Limited
A.B.N. 66 063 780 709
Year Ended 30 June 2005

Contents

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director and Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.J. Dwyer

P.G. Satre

J.D. Story

R.F.E. Warburton AO

L.J. Willett AO

W.V. Wilson

(Ms P.J. Dwyer became a Director on 30 August 2005, following the receipt of all necessary regulatory approvals.)

Company Secretary

K. Willcock

Registered Office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share Registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
www.asxperpetual.com.au

Auditors

Ernst & Young – External auditor
KPMG – Internal auditor

Company directory

Corporate Information

Tabcorp Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia.

Stock Exchange Listings

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code "TAH". The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual Report

The company's annual report is distributed to shareholders with the final dividend. Copies of the annual report are available from the company's website at www.tabcorp.com.au when published.

Tabcorp Holdings Limited and its controlled entities
Directors' report

The Board of Directors of Tabcorp Holdings Limited has pleasure in submitting its report and the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out below.

Names	**Qualifications, experience and special responsibilities**
M.B. Robinson AO	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit, Remuneration and Compliance Committees.
M.J. Slatter	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.

A.G. Hodgson

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Ltd, HSBC Bank Australia Limited and Collins Associates Ltd. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.J. Dwyer

Non-Executive Director since August 2005

Paula Dwyer is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, and Alpha Investment Management Company. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over 30 years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. He is a member of the Tabcorp Audit and Compliance Committees.

R.F.E. Warburton AO *Non-Executive Director since June 2000*

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited and Citibank Pty Ltd. He is International Chairman of the Commonwealth Study Conference, a Director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee.

L.J. Willett AO *Non-Executive Director since January 2004*

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the Tabcorp Remuneration Committee.

W.V. Wilson *Non-Executive Director since June 1994*

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both located in South Australia. He is Chairman of the Tabcorp Compliance Committee.

Directorships of Other Listed Companies

The following table shows for each director all directorships of other companies that were listed on the Australian Stock Exchange or other financial markets operating in Australia, other than Tabcorp Holdings Limited, since 1 July 2002, and the period for which each directorship has been held.

Director	Listed company	Period directorship held
M.B. Robinson	• Gandel Retail Trust(1) • Clough Limited • Tab Limited(2)	• December 1993 to November 2002 • January 2002 to present • July 2004 to September 2004
M.J. Slatter	• AXA Asia Pacific Holdings Limited • Jupiters Limited(3) • Tab Limited(2)	• July 2000 to July 2002 • November 2003 to present • July 2004 to present
A.G. Hodgson	• Coles Myer Limited • RMG Limited • Tab Limited(2)	• July 2003 to present • June 2000 to October 2002 • July 2004 to October 2004
P.J. Dwyer	• David Jones Limited • Promina Group Limited	• November 2003 to present • February 2003 to present
P.G. Satre	None	
J.D. Story	• Australian Magnesium Corporation Limited • CSR Limited • Jupiters Limited(3) • Suncorp-Metway Limited	• November 2001 to May 2005 • April 2003 to present • April 1991 to November 2003 • January 1995 to present
R.F.E. Warburton	• AurionGold Limited • Caltex Australia Limited • David Jones Limited • Nufarm Limited • Southcorp Limited • Tandou Limited	• February 1995 to October 2002 • July 1999 to present • October 1995 to July 2003 • October 1993 to present • June 1993 to October 2003 • April 2004 to present
L.J. Willett	• Jupiters Limited(3)	• April 1988 to November 2003
W.V. Wilson	None	

(1) In November 2002 Mr M.B. Robinson ceased being a Director of Gandel Management Limited, which was the company responsible for managing the Gandel Retail Trust. The Gandel Retail Trust was first listed on the Australian Stock Exchange (ASX) in April 1994.

(2) Tabcorp gained management control of Tab Limited in July 2004 pursuant to a takeover offer. Tab Limited was removed from the official list of the ASX in August 2004 following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of this company.

(3) Messrs J.D. Story and L.J. Willett were Directors of Jupiters Limited, which was listed on the ASX until December 2003, when it was removed following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of Jupiters Limited.

Changes to the Board's Composition

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. All other Directors held their position as a Director throughout the entire financial year and continue to hold that position at the date of this report.

Company Secretary

K. Willcock
Kerry Willcock assumed the responsibilities of Company Secretary following her appointment as Executive General Manager – Corporate and Legal in February 2005. Ms Willcock was officially appointed as Company Secretary in June 2005 following receipt of all necessary regulatory approvals. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. Ms Willcock has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

P.H. Caillard
Following his appointment as Chief Executive of Tabcorp's Media Division, Peter Caillard ceased being the Company Secretary. Mr Caillard was the Company Secretary for over six years. He is a Fellow of the Chartered Institute of Company Secretaries, holds honours and masters degrees in law, and has a number of years experience as company secretary/legal counsel of publicly listed companies. Mr Caillard is a Fellow of the Williamson Leadership Program, a member of the Australian Institute of Company Directors, a former Director of the Law Institute of Victoria, and a former Victorian President of the Australian Corporate Lawyers Association.

Tabcorp Holdings Limited and its controlled entities
Directors' report

Principal Activities

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Financial Results

Consolidated profit after income tax of the economic entity for the financial year was $368.8 million which was 18.6% above the previous financial year.

The economic entity generated profit before interest, taxation and amortisation of goodwill of $903.2 million, which was 43.4% above the previous financial year.

It generated operating revenue of $3,760.6 million, which was 52.7% above the operating revenue achieved in the previous financial year.

Earnings Per Share

Basic earnings per share for the period were 71.4 cents, down 8.0% on the previous corresponding period.

Basic earnings per share pre-amortisation of goodwill for the period were 102.3 cents, an increase of 10.6% on the previous corresponding period.

Diluted earnings per share for the period were 71.2 cents, down 8.2% on the previous corresponding period.

Earnings per share is disclosed in Note 6 of the Financial Statements.

Dividends

A final dividend of 41 cents per ordinary share has been declared, an increase of five cents on the previous final dividend and one cent above the previous interim dividend. The dividend will be fully franked and payable on 13 October 2005 to shareholders registered on the books at 8 September 2005. This takes the full year dividend to 81 cents, an increase of 10 cents on the previous financial year.

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$ million
Final fully franked dividend for 2004 of 36 cents per share on ordinary shares as declared by the Directors on 26 August 2004 with a record date of 7 September 2004 and payable on 11 October 2004.	185.1
Interim fully franked dividend for 2005 of 40 cents per share on ordinary shares as declared by the Directors on 24 February 2005 with a record date of 7 March 2005 and payable on 13 April 2005.	208.2
Final fully franked dividend for 2005 of 41 cents per share on ordinary shares as declared by the Directors on 30 August 2005 with a record date of 8 September 2005 and payable on 13 October 2005.	214.8

Further information regarding dividends may be found in Note 3 of the Concise Financial Report or Note 5 of the Financial Statements.

Review of Operations

The economic entity achieved profit after tax for the year of $368.8 million which was 18.6% ahead of last year. During the year the economic entity's total operating revenue increased by 52.7% to $3,760.6 million.

Casinos Division

The company operates four hotel and casino properties, Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. The company manages the Gold Coast Convention and Exhibition Centre and has an interest in the Townsville Entertainment and Convention Centre.

The Casinos division achieved profit before interest, taxation and amortisation of goodwill of $393.8 million, which was 22.6% above the previous financial year. The Casinos division's total operating revenue increased by 19.7% to $1,272.0 million.

The previous full year result to 30 June 2004 included only eight months of operations from the Jupiters Brisbane, Gold Coast and Townsville hotel and casino properties, and the Gold Coast Convention and Exhibition Centre, and Townsville Entertainment and Convention Centre, because Tabcorp acquired these operations pursuant to the merger with Jupiters Limited in November 2003.

Wagering Division

Tabcorp conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, and provides on-course totalizators at metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting and other events. This is the first year in which the company's results include the wagering activities of New South Wales, which were acquired by Tabcorp in July 2004 pursuant to its takeover of Tab Limited.

The Wagering division achieved profit before interest, taxation and amortisation of goodwill of $199.0 million, which was 168.6% above the previous financial year. The Wagering division's total operating revenue increased by 195.8% to $1,319.8 million.

The Wagering division's result for the previous year included contributions from Keno and Jupiters International, which for this year are included in the Gaming division's result. The result for that year has been restated to exclude these operations.

Gaming Division

In Victoria, Tabcorp owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement.

The Gaming division achieved profit before interest, taxation and amortisation of goodwill of $260.8 million, which was 13.7% above the previous financial year. The Gaming division's total operating revenue increased by 10.3% to $1,029.5 million.

Following the acquisition of Jupiters Limited in November 2003, the Gaming division includes New South Wales Keno, Queensland Keno, Queensland gaming machine monitoring and Jupiters International.

The result for this year has been restated to include the contributions from Keno and Jupiters International, which were previously included in the Wagering division's result.

As a result of the sale of the Queensland gaming machine monitoring business in December 2004, this year's result only includes six month's contribution from that business.

Media Division

The Media division incorporates specialist radio and television operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international services.

The Media division achieved profit before interest, taxation and amortisation of goodwill of $37.1 million. This is the first year in which the Media division has been included in Tabcorp's financial results, following the acquisition of Tab Limited in July 2004.

Significant Changes in the State of Affairs

On 23 February 2004 Tabcorp announced an off-market takeover bid for Tab Limited, the New South Wales based wagering, gaming and media company. On 5 July 2004, Tabcorp unconditionally acquired more than 50% of the issued share capital of Tab Limited and management control passed at this date. Tabcorp's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and all outstanding shares were acquired compulsorily on 20 September 2004. The operations of Tab Limited are being integrated together with those of Tabcorp, and this integration will continue during the 2005/6 financial year.

On 18 November 2004 Tabcorp assumed day to day control of the management of the Jupiters Gold Coast and Brisbane hotel and casino properties from BI Gaming.

On 23 December 2004, Tabcorp divested the AWA Information Technology desktop and network services business, along with AWA's external gaming and wagering services businesses, and the AWA royalty stream, which were acquired by the Tabcorp group following the merger with Jupiters Limited.

On 31 December 2004, Tabcorp sold its Queensland centralised monitoring system business and progressive jackpot services business, and the associated field services and logistics business relating to the maintenance of gaming machines involved in the Queensland monitoring business, as well as the group's New South Wales gaming business, comprising the group's centralised monitoring system business and statewide linked jackpot game business. Tabcorp acquired these businesses as a result of its merger with Jupiters Limited and takeover of Tab Limited.

The economic entity now operates diversified businesses across the east coast of Australia and is well positioned for future growth. The company has consolidated its position as one of the world's premier gambling and entertainment companies.

During the year ThoroughVisioN Pty Ltd, a media company owned by Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian country racing, secured the exclusive broadcast rights to thoroughbred racing held by these racing bodies. These rights were formerly held by Sky Channel. There is no significant financial impact to Sky Channel.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out in this Directors' Report.

Business Strategies

Tabcorp continued with its key business strategies throughout the year, including continuous focus on delivering compelling products and improved services for the enjoyment of all customers.

Tabcorp continued the integration of Jupiters' businesses following its successful merger with Jupiters Limited in November 2003. As at 30 June 2005, the Jupiters integration was substantially complete.

Tabcorp's takeover of Tab Limited was concluded during the financial year and the integration of Tab's businesses has continued throughout the year. Integration of Tab's businesses will continue during the 2005/6 financial year.

During the year, the company submitted a request for concept proposal to the Singapore Government to develop a fully integrated entertainment resort in Singapore. Tabcorp's proposal for an "iconic" integrated resort includes super-luxury and luxury hotels, casino, convention space, leading restaurants, premium retail outlets, world-class stage shows. Tabcorp will continue to pursue this opportunity during the 2005/6 financial year.

Significant Events after Reporting Date

In June 2005 Tabcorp entered into a joint venture arrangement for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Tabcorp has a 67% interest in the joint venture. In July 2005, Tabcorp entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd. (CLO). The TCA is subject to a number of conditions precedent, including approval by the appropriate regulatory bodies in the PRC. The TCA provides a framework for Tabcorp to provide software, equipment (including terminals) and technical services to CLO for a 10-year term and provides for CLO to commercialise Keno in the PRC. Tabcorp anticipates that CLO will commence roll out of the Keno terminals in the third quarter of the 2006 financial year. Further details relating to this joint venture are available in Tabcorp's announcement to the Australian Stock Exchange dated 25 July 2005.

No other matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the Financial Statements, that have significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely Developments and Expected Results

The economic entity will continue with the strategies in the year under review, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Auditors

Tabcorp's external auditor is Ernst & Young and its internal auditor is KPMG. More information relating to the auditors can be found in the Corporate Governance statement of the Concise Annual Report.

Directors' Interests in Contracts

The Directors of the economic entity, or their Director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 37 of the Financial Statements.

Environmental Regulation and Performance

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of complying with, and in most cases exceeding, its environment performance obligations.

No environmental breaches have been notified to the economic entity by any government agency.

The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

Risk Management

The group is committed to prudently managing its risks and those associated with its operations. Overviews of the company's risk management processes and internal control framework are disclosed in the Corporate Governance statement of the Concise Annual Report.

The group's risk management processes were expanded during the year to include the operations at the Jupiters Gold Coast and Brisbane hotel and casino properties since 18 November 2004 and for the Tab Limited operations since 5 July 2004. This is a result of Tabcorp assuming day to day control of the management of the hotel and casino properties from BI Gaming and of the Tab operations of Tab Limited on these dates.

Board Meeting Attendance

During the year in review the company held 12 meetings of the Board of Directors. The attendance of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Nomination Committee		Remuneration Committee	
Name	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
M.B. Robinson	12	12	4	4	2	2	4	4	4	4
M.J. Slatter[1]	12	12	4	4	2	2	4	4	4	4
A.G. Hodgson	10	12	4	4	-	-	3	4	-	-
P.J. Dwyer[2]	2	-	1	-	-	-	1	-	-	-
P.G. Satre	12	12	-	-	-	-	-	-	-	-
J.D. Story	12	12	4	4	2	2	-	-	-	-
R.F.E. Warburton	11	12	-	-	-	-	4	4	4	4
L.J. Willett	12	12	-	-	-	-	-	-	4	4
W.V. Wilson	12	12	-	-	2	2	-	-	-	-

A – Number of meetings attended
B – Maximum number of possible meetings available for attendance

(1) Mr M.J. Slatter attended meetings of Committees as stated above, but was not a member of the Committees and therefore was not required to attend these meetings.

(2) Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. Therefore during the year in review she attended the meetings indicated above as an observer only, but she was not required to attend these meetings and could not vote on any matter.

The details of the functions and memberships of the Committees of the Board are set out in the Corporate Governance statement of the Concise Annual Report.

Tabcorp Holdings Limited and its controlled entities
Directors' report

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Tabcorp Holdings Limited Ordinary Shares	Options	Performance Options	Share Rights	Deferred Shares
M.B. Robinson	45,565	-	-	-	-
M.J. Slatter	1,000,000[1]	2,000,000[2]	660,042[3]	29,943[3]	40,440[4]
A.G. Hodgson	100,049	-	-	-	-
P.J. Dwyer[5]	5,000	-	-	-	-
P.G. Satre	8,000	-	-	-	-
J.D. Story	8,149	-	-	-	-
R.F.E. Warburton	23,456	-	-	-	-
L.J. Willett	2,755	-	-	-	-
W.V. Wilson	50,000	-	-	-	-

(1) Upon commencement of his employment Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan previously approved by shareholders. On 27 August 2004, Mr M.J. Slatter exercised 500,000 options (refer note 2 below), for which he received 500,000 shares.

(2) Upon commencement of his employment Mr M.J. Slatter was issued 2,500,000 options with an exercise price of $12.61 per share. 1,000,000 of these options will vest only if certain annual and cumulative benchmarks are achieved, of which 50,000 had already vested at 30 June 2005. Further details relating to these options are contained in the Remuneration Report. The remaining 1,500,000 options, which expire on 7 October 2005, vested immediately and of these Mr M.J. Slatter exercised 500,000 options on 27 August 2004.

(3) During the financial year Mr M.J. Slatter was issued 307,693 performance options with an exercise price of $14.54 and 13,947 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Mr M.J. Slatter previously held 352,349 performance options with an exercise price of $11.23 per share and 15,996 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Refer to the Remuneration Report for further details.

(4) During the financial year Mr M.J. Slatter was issued 40,440 ordinary shares at a price of $14.54 pursuant to the company's Deferred Share Plan. Refer to the Remuneration Report for further details.

(5) Ms P.J. Dwyer became a non-executive Director on 30 August 2005, following the receipt of all necessary regulatory approvals.

Non-executive directors have interests in Tabcorp shares, which are held directly, unless otherwise stated as follows:

- Mr M.B. Robinson has an indirect interest in 35,000 ordinary shares held by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd.
- Mr A.G. Hodgson has an indirect interest in 99,000 ordinary shares held by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary.
- Mr P.G. Satre has an indirect interest in 4,000 ordinary shares held by trustees of the Satre Family Revocable Trust in the United States of America.
- Mr J.D. Story has an indirect interest in 5,015 ordinary shares held by Storfield Pty Ltd as trustee for the Story Superannuation Fund.
- Mr R.F.E Warburton has an indirect interest in 23,456 ordinary shares held by Teampass Pty Ltd, a family trust.
- Ms P.J. Dwyer has an indirect interest in 5,000 ordinary shares held by Roble Pty Ltd, as trustee for the Happell Family Trust.

Indemnification and Insurance of Directors and Officers

Tabcorp has entered into insurance contracts, which indemnify Directors and Officers of the company and its controlled entities against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the Financial Statements and the Directors' Report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. This group was joined by the Jupiters Limited and its 100% controlled entities on 13 November 2003, when 100% control was attained, and by the Tab Limited group entities when 100% control was attained on 20 September 2004. Further details are available in Note 4 of the Financial Statements.

Non-Statutory Audit Services

Ernst & Young, the external auditors to the company and the group, provided the following non-statutory audit related services to the company during the financial year ended 30 June 2005. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the company's Board Audit Committee.

The company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditors (if any). Further details relating to the Audit Committee and the engagement of auditors are available in the Corporate Governance statement contained in the Concise Annual Report.

Ernst & Young, acting as the company's external auditors, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the company:

Description of services	**$'000**
Other assurance services	480
Regulatory services	124
Other services	9
Total of all non-statutory audit services	**613**

Amounts paid or payable by the company for audit and non-statutory audit related services are disclosed in Note 3 of the Financial Statements.

Auditor Independence and Declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the year ended 30 June 2005. This auditor's declaration forms part of this Directors' Report.

Corporate Governance

The Directors of Tabcorp Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result, new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Concise Annual Report, which is also available under the Corporate Governance section of the company's website.

Remuneration Report

Remuneration Philosophy

Tabcorp's performance is highly leveraged on the skills and capabilities of its Directors and executives. To sustain a high performance environment, Tabcorp's reward strategy aligns its reward policy with market best practice to attract both high calibre national and international candidates, and to retain these people to create value for shareholders.

To support this retention strategy, a reward structure for the Executive Committee (those executives reporting directly to the Managing Director and Chief Executive Officer including the Company Secretary) was implemented during 2003 and the associated plans to acquire shares, options and rights were approved by shareholders at the 2003 annual general meeting. This structure provides for a mix of fixed and variable remuneration and links remuneration to individual and company performance. The structure is reviewed annually.

During 2004, this remuneration structure was extended further to executives who report to members of the Executive Committee. The parameters for the reward philosophy are reviewed annually by the Board Remuneration Committee to ensure alignment with shareholder interests and to ensure the quantitative and qualitative benchmarks, against which performance is measured, are aligned with market best practice.

Board Remuneration Committee

The Board Remuneration Committee is responsible for:

- establishing and maintaining appropriate remuneration policies and practices that apply to the Tabcorp group;
- reviewing from time to time, and recommending to the Board, the remuneration of the Chairman and Non-Executive Directors;
- reviewing and recommending to the Board the remuneration of the Managing Director and Chief Executive Officer;
- reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer;
- reviewing and recommending to the Board terms and conditions of any incentive plans including employee and/or executive option and share plans;
- reviewing and approving participation of executives in option and share plans or other incentive plans; and
- agreeing benchmarks against which annual salary reviews are to be made.

To assist the Board Remuneration Committee in its role, independent advice is sought directly from external consultants, including Egan Associates, Hewitt Associates Pty Ltd and the Hay Group. This advice relates to job roles and responsibilities, organisational structures, remuneration strategies, levels of remuneration, and industry best practice for organisations that are comparable to Tabcorp in size, complexity, geographic spread and in similar industries. In determining remuneration policies and practices to apply to the Tabcorp group, the Board Remuneration Committee also considers Tabcorp's strategic positioning as the most diversified entertainment and gambling group in Australia and recognition of international opportunities with joint venture partners.

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration levels that provide Tabcorp with the ability to attract and retain Directors of the highest calibre. The amount of Directors' fees also recognises the obligations placed on Directors by the significant level of compliance and other regulation of the activities of the Tabcorp group, and the liabilities imposed on Directors.

Structure

The annual aggregate remuneration of non-executive Directors is approved from time to time at a general meeting of shareholders. At the annual general meeting held on 30 October 2003, shareholders approved an increase to the aggregate remuneration for all non-executive Directors from $1.3 million to $1.5 million per annum, which principally was necessary to accommodate the two new directors appointed following the merger with Jupiters Limited.

The amount of aggregate remuneration and the manner in which it is apportioned amongst the non-executive Directors is reviewed annually by the Board Remuneration Committee. There was no change to the aggregate remuneration cap of $1.5 million during the financial year ended 30 June 2005. However, following a comprehensive review of non-executive Directors' emoluments in early 2005, an increase in non-executive Directors' remuneration was applied with effect from January 2005. The resultant increases applied to non-executive Directors' remuneration were accommodated within the $1.5 million cap approved by shareholders in 2003.

In addition to receiving fees for being a non-executive Director of the company, non-executive Directors receive an additional fee for being a member of a Board Committee. The payment of a fee for serving on a Board Committee recognises the additional time commitment required by non-executive Directors who serve on one or more Board Committees.

The following table outlines non-executive Director and Board Committee fees with effect from 1 January 2005.

	Board Fee[1] $	Board Committee Fees[1] Audit $	Remuneration $	Compliance $	Nomination $
Chairman	333,650				
Deputy Chairman	160,000				
Director	135,000				
Chairman of Committee		50,000	25,000	20,000	7,500
Committee Member		15,000	10,000	10,000	7,500

(1) The fees outlined above exclude contributions made under the Superannuation Guarantee Contribution (SGC), which throughout the year was at 9% of full emoluments. Overseas Director Mr P.G. Satre received cash in lieu of the SGC.

Non-executive Directors are not entitled to receive retirement benefits.

The remuneration for non-executive Directors for the financial year ending 30 June 2005 is detailed in Table 1 on page 34 of this report.

Managing Director and Chief Executive Officer and Executive Remuneration

Objective

Tabcorp aims to reward its executives with a level and mix of fixed and "at risk" remuneration commensurate with their position and responsibilities within the Tabcorp group, and to recognise and reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks. The objectives of the remuneration structure are to:

- align the interests of executives with those of shareholders;
- link executives' reward with achievement of the strategic goals and performance of the company and the Tabcorp group; and
- ensure annual remuneration is competitive by market standards.

Structure

The Board Remuneration Committee requires that a written employment contract be entered into with the Managing Director and Chief Executive Officer, and all other executives. Details of employment contracts are provided on pages 30 to 33 of this report.

The Total Annual Reward (TAR) for the Managing Director and Chief Executive Officer and executives comprises the following components:

- Fixed remuneration (Total Employment Cost – TEC); and
- Variable remuneration (short term and long term incentives):
  - Short Term Incentive (STI):
    - Short Term Performance Plan (STPP)
      Opportunity to earn greater remuneration on achievement of individual and company performance objectives/targets; and
    - Deferred Share Plan (DSP)
      Mandatory percentage of short term incentive delivered as Deferred Shares with a three year holding lock.
  - Long Term Incentive (LTI).
    - Long Term Performance Plan (LTPP)
      Opportunity to earn greater remuneration over a three to five year period.

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) for the Managing Director and Chief Executive Officer and each executive is determined by the Board Remuneration Committee annually or more often as required.

The following diagram details the fixed and variable components of remuneration (assuming all performance targets are met) for the Managing Director and Chief Executive Officer and the most senior levels of management.



Total Annual Reward (TAR)
Fixed Remuneration
Variable Remuneration
Total Employment Cost (TEC)
Short Term Incentive
Long Term Incentive
MD & CEO
46.6667% (as a % of TAR)
26.6667%
26.6667%
Cash
Deferred Shares
Performance Options
Share Rights
50%
50%
75%
25%
Chief Executives/ EGMs – Level 1
55% (as a % of TAR)
22.5%
22.5%
Cash
Deferred Shares
Performance Options
Share Rights
75%
25%
50%
50%
EGMs – Level 2
62.4% (as a % of TAR)
18.8%
18.8%
Cash
Deferred Shares
Performance Options
Share Rights
75%
25%
50%
50%

- The percentages shown for various remuneration components are reviewed annually by the Board Remuneration Committee.
- Performance Options provide executives with the opportunity to acquire Tabcorp shares subject to meeting time-based and performance-based criteria. An exercise price is payable upon the exercise of Performance Options. More details relating to the Performance Options are available under the heading "Long Term Incentive (LTI)" on pages 26 to 28 of this report.
- Share Rights deliver the whole value of Tabcorp shares to the participant with vesting dependant on both time-based and performance-based criteria. No exercise price is payable upon the exercise of Share Rights. More details relating to the Share Rights are available under the heading "Long Term Incentive (LTI)" on pages 26 to 28 of this report.
- EGM refers to Executive General Manager.
- The five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are Chief Executives/EGMs at Level 1.

Fixed Remuneration

Objective

The level of fixed remuneration, which comprises salary and statutory superannuation contributions, is set so as to provide a base level of remuneration that is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Board Remuneration Committee through a process of analysis of:

- group wide, business unit and individual performance;
- relevant comparative remuneration in the market; and
- internal, and where appropriate, external advice on policies and practices.

As noted above, the Board Remuneration Committee has access to external advice independent from management to assist in this process.

Structure

Executives have the opportunity to package the delivery of their fixed remuneration in accordance with applicable tax legislation and Australian Tax Office guidelines.

Tabcorp's salary packaging policy requires that executives take a minimum of 50% of their fixed remuneration as taxable salary, and contribute to superannuation in accordance with the Superannuation Guarantee legislation, with the remainder available to be utilised to participate in salary packaging. In making an election to participate in salary packaging arrangements, the executive is encouraged to seek independent financial advice, to ensure the manner in which remuneration is delivered will be optimal for the recipient without creating additional administration costs for the company.

Salary sacrificing opportunities include the ability to enter into novated leases for up to a maximum of two vehicles, additional voluntary contributions to superannuation, laptop computers/notebooks and electronic diaries, car parking costs and shares via the Employee Deferred Share Plan. Where on-site childcare arrangements apply, associated child minding costs may also be salary sacrificed.

Executive remuneration is reviewed on an annual basis. As a result of recent mergers and acquisitions, there have been a number of annual salary review dates that have applied across and within business units, with a predominance of review dates being 1 July, 1 January and 1 November. All business units will align to a common salary review date during the 2005 and 2006 calendar years so that all salary reviews are undertaken in September each year.

Variable Remuneration

Variable remuneration refers to that part of the Managing Director and Chief Executive Officer's or an executive's total annual reward package that is at risk. It is subject to review and assessment against individual, business unit and group performance and may change from year to year.

Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of Tabcorp's operational targets with the remuneration delivered to the executive who is accountable for delivering on those targets. The total potential STI available is such that the cost to Tabcorp is self-funded on the achievement of performance above target.

Structure

The aggregate of the annual incentive payments available for executives across Tabcorp is subject to the approval of the Board Remuneration Committee. Participants in the STI may elect to receive their incentive payment as cash, superannuation or deferred shares. In addition, the Managing Director and Chief Executive Officer and executives are required to take a mandatory portion of the incentive payment as Deferred Shares, which have a three-year trading restriction. For all other participants the incentive is generally delivered as cash.

The Balanced Scorecard (BSC) developed for each executive is the assessment tool used to evaluate the delivery of variable reward. The BSC provides the link with the Short Term Performance Plan (STPP), where individual performance is agreed against specific objectives, measures and targets.

The performance of every Tabcorp employee is assessed at least annually against the achievement of certain agreed Key Performance Objectives (KPOs) and individual competencies, values and behaviours brought to the role, which are contained in the individual's BSC. A quarterly review is also undertaken to monitor progress towards achievement of the KPOs.

The specific KPOs adopted for the financial year ended 30 June 2005 align with Tabcorp's values, vision, strategy and behaviours. The KPOs are determined on an individual basis, and the following is an example of those applied for the year in review:

- Financial – Group/Business Unit:
  To achieve superior shareholder returns.
  (for example: achievement of budgeted financial performance of the Tabcorp group as measured by the group's net profit after tax);

- Customer:
  To provide the best gambling and entertainment experience for customers.
  (for example: measured improvement in customer base; introduction of new products for customers);

- People and Leadership:
  To ensure Tabcorp is a great place to work.
  (for example: assessment of staff satisfaction through results obtained from the Employee Opinion Survey);

- Organisation:
  To provide operational excellence, regulatory compliance and positive company image.
  (for example: optimum working arrangements with key partners and stakeholders including the Racing Industry, regulatory authorities, etc); and

- Projects:
  To deliver strategic value/opportunities through mergers and acquisitions.
  (for example: integration of Jupiters Limited casinos to achieve target synergy savings; implementation of effective management of internal and external communications for Jupiters Limited and Tab Limited integrations; successful integration of Tab Limited's businesses with Tabcorp's businesses).

Each KPO is measurable and rated on a scale of 1 to 5 depending on the achieved outcome, whereby:

- 1 is below target;
- 2 is below target;
- 3 is at target;
- 4 is a moderate stretch; and
- 5 is a stretch.

The KPOs are weighted to recognise the degree of relevance to the individual's role and responsibilities, which varies by division and property.

The final calculation of the STI payment to an executive is based on three key factors:

- the incentive as a percentage of fixed remuneration at target;
- the annual assessment of the individual's achievement of KPOs in the BSC; and
- a financial performance multiplier based on the net profit after tax (NPAT) of the consolidated Tabcorp group for the financial year pre-goodwill and non-recurring items ("Funding Multiplier").

The following table shows STI payments made for the financial year ended 30 June 2005 to the Managing Director and Chief Executive Officer and the five company and group executives who received the highest remuneration for the year.

Name	TEC $	Minimum STI % achievable %	STI % at target %	Maximum STI % of TEC achievable %	Actual STI % of TEC achieved %	Actual STI Achieved $
D.C.P Banks	801,376	0	40	67.2	49.30	395,055
D.E. Elmslie	650,000	0	40	67.2	49.30	320,431
C.M. Jesudason	540,000	0	40	67.2	49.30	266,204
L.G. Mackey	425,000	0	40	67.2	50.68	215,387
M.J. Piggott	750,000	0	40	67.2	46.07	345,540
R.E. Preston[(1)]	350,000	0	30	50.4	18.59	65,054
M.J. Slatter	1,400,000	0	57.14	96.0	72.40	1,013,584

[(1)] The $65,054 actual STI achieved for Mr R.E. Preston is pro-rata, because he retired as an executive on 28 January 2005.

Long Term Incentive (LTI)

Objective

The Long Term Performance Plan (LTPP) was approved by shareholders at the 2003 annual general meeting. Its objective is to support the building of a performance culture throughout the organisation, and to align performance of the individual, business unit and company with executive remuneration pay and shareholder expectations. Any award delivered under the LTPP will only be realised when Total Shareholder Return (TSR) results meet or exceed performance hurdles. This structure recognises shareholders' willingness to reward executives competitively for delivering above average returns.

The LTPP constitutes the allocation of Performance Options and Share Rights to designated executives in September each year.

During the review year, the Board adopted an additional allocation period to enable eligible executives who are appointed after the September annual allocation to participate in the Long Term Performance Plan in March each year, following the announcement of the company's half-year results.

These awards are offered to executives in return for effective stewardship of shareholders' investments and are intended to reflect a future reward for value creation.

Structure

The Board reviews annually the selection of participants in the LTPP. Participation in the LTPP is intended as a component of annual reward for executives whose performance is of strategic and operational importance to the company. Generally, participation will be restricted to Chief Executives, Executive General Managers and General Managers.

The proportion of an executive's annual reward, that is comprised of Performance Options and Share Rights, depends on the level of seniority of the executive (as shown in the chart on page 22). The number of Performance Options and Share Rights granted is based on an assessment of their value at the first test date (that is three years after the date of grant). This value is termed the Remuneration Value.

The Remuneration Value model uses two assumptions:

- projected rate of growth in the share price over the vesting period (three years); and
- a risk free rate of return to discount the projected average rate of growth in the share price over the vesting period (three years) back to the date of grant.

Allocations are therefore determined based on the following formulae:

$$\text{Number of Performance Options} = \frac{\text{\% Performance Options x (\$ target LTI component)}}{\text{Remuneration Value of Performance Options}}$$

$$\text{Number of Share Rights} = \frac{\text{\% Share Rights x (\$ target LTI component)}}{\text{Remuneration Value of Share Rights}}$$

This model was approved by the Board in 2003 as being the most appropriate methodology for determining allocation levels as it is based on the realised value of equity for participants.

Long term incentives delivered via a mix of Performance Options and Share Rights have performance-based and time-based vesting conditions attached.


Reward Vehicle
Performance
3 – 5 year period
Reward
Performance Options
Share Rights
100% vest
50% vest
0% vest
0
50th
75th
100th
Percentile based on Tabcorp's TSR ranking in the peer group
Share Price at Exercise
Share Price at Grant
Reward = Growth in the Share Price
Reward = Full Value of Share

Vesting may occur over a three to five year period (the Test Period) and testing for vesting will occur at annual intervals during the Test Period with the first Test Date occurring at the commencement of the Test Period (that is, at the third anniversary of the date of grant) and the final Test Date occurring at the conclusion of the Test Period (that is, at the fifth anniversary of the date of grant). Any Performance Options and Share Rights that have not vested by the end of the Test Period will lapse.

The performance hurdles to be attached to both Performance Options and Share Rights are measured according to Tabcorp's TSR ranking against a peer group of companies, which reflects Tabcorp's current business mix determined at the time of granting the Performance Options and Share Rights. The peer group consists of the 100 largest Australian Stock Exchange listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

In assessing whether the performance hurdles for each grant have been met, Tabcorp receives independent data from the company's share registry that provides both Tabcorp's TSR growth from the commencement of each grant, and the TSR growth of each company in the pre-selected peer group. Each company in the peer group is ranked in order of TSR growth from the commencement of each grant.

The TSR performance condition includes time-based vesting conditions to balance medium and long term company performance. This measure is in line with good corporate governance and best practice, and provides shareholders with clarity as to the link between performance and executive rewards.

An example of the way in which Performance Options and Share Rights may vest progressively over the Test Period is indicated in the table below.

Test Date	TSR ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 3rd anniversary of Date of Grant)	50th percentile	50% vested	50% vest
Second Test Date (at 4th anniversary of Date of Grant)	45th percentile	50% vested	0% vest (but none lapse)
Third Test Date (at 5th anniversary of Date of Grant)	65th percentile	80% vested	30% vest
After Test Date (after 5th anniversary of Date of Grant)	75th percentile	80% vested	0% (that is, no further Performance Options or Share Rights may vest after Test Period)

Tabcorp Holdings Limited and its controlled entities
Directors' report

Company Performance

The Board believes that it is for the benefit of the company and its shareholders for employee remuneration to be aligned with their individual performance and the performance of the group as a whole.

Shareholders' investments in Tabcorp shares have continued to grow as a result of the company's history of paying increasing dividends twice a year and the increase in the company's share price.


Full year dividend in respect of each financial year
(interim + final dividend)
Cents per share fully franked
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005


Share price $
Tabcorp Holdings Limited
Daily closing share price
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
July-00
October-00
January-01
April-01
July-01
October-01
January-02
April-02
July-02
October-02
January-03
April-03
July-03
October-03
January-04
April-04
July-04
October-04
January-05
April-05
June-05

An investment of $1,000 in Tabcorp shares since 30 June 2000 has over the last five financial years grown to $2,238.90 (before tax), representing a compound annual growth rate of 17.5%. In comparison, over the same period, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 9.4% per annum.

The company's strong financial performance over the last five financial years has resulted in sustained earnings per share, reflecting an increase in shareholder wealth. The graph below shows the company's basic earnings per share before goodwill amortisation over this period.


Tabcorp basic earnings per share (EPS) before goodwill amortisation
Cents per share
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Employment Contracts

Managing Director and Chief Executive Officer

The Managing Director and Chief Executive Officer, Mr M.J. Slatter, is employed under an agreement entered into on 7 October 2002. The agreement is for a period of five years from 7 October 2002, and under the current terms of the agreement:

- Mr Slatter may terminate his employment by giving to the company not less than 12 months' notice.
- The company may terminate his employment by payment of the fixed remuneration component of his package for a 12 month period or if there is less than 12 months remaining of the five year term, by payment of the fixed remuneration for that unexpired period.
- The company may terminate Mr Slatter's employment by three months' notice if Mr Slatter is unable, by reason of illness or incapacity (mental or physical), to perform his duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of notice.
- The company may also terminate Mr Slatter's employment by summary notice in certain prescribed circumstances and in that event, no remuneration, compensation or damages are payable by the company beyond the time of Mr Slatter's dismissal.

Options granted other than under the LTPP

(a) The company has granted Mr Slatter 1,000,000 options to acquire ordinary shares in the company. None of the options are exerciseable unless certain performance hurdles are achieved. The terms and conditions on which the options have been granted are as follows:

(i) Term of Options
The options may be exercised during a three-year period from the date on which they become exercisable and to the extent they are not exercised within that period they will lapse. Options that have not become exerciseable by the fifth anniversary of the Commencement Date will lapse at that time. The Commencement Date is the date that Mr Slatter commenced employment with the company (7 October 2002).

(ii) Exercise Price
The exercise price for each option is $12.61, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment.

(iii) Tranches
The options have been granted in four Tranches as follows:

Tranche 1 A maximum of 250,000 options available for exercise at the end of year 2 of the Performance Period based on the company's Performance Ranking for the Performance Period for the Tranche (years 1 and 2).

Tranche 2 A maximum of 250,000 options available for exercise at the end of year 3 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2 and 3).

Tranche 3 A maximum of 250,000 options available for exercise at the end of year 4 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3 and 4).

Tranche 4 A maximum of 250,000 options, plus any options from Tranches 1, 2 and 3 which were not available to be exercised at the end of the relevant Performance Period, available for exercise at the end of year 5 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3, 4 and 5).

(iv) Performance Ranking
The company's Performance Ranking for a Performance Period is determined by reference to the TSR of the company during the Performance Period as compared to the TSR of a peer group of companies. The peer group of companies comprises the top 100 companies as listed in the ASX/S&P 200 companies (ranked by market capitalisation) after excluding mining companies and listed property trusts. The company's ranking within that group of companies determines the number of options in the particular Tranche that become exerciseable (if any).

Performance Ranking Range	Number of Options exercisable
Below 40th percentile	No options exercisable.
40th percentile	20% of options in the Tranche available to be exercised.
41st percentile to 75th percentile	Options in the Tranche available to be exercised will be ascertained on a pro-rata basis between 20% and 100% depending on the company's percentile performance ranking.
75th percentile or higher	100% of options in the Tranche available to be exercised.

(v) Performance Period
The Performance Period for each Tranche starts with the Commencement Date. The Performance Period for each Tranche is as follows:

(a) Tranche 1 – is the period commencing on the Commencement Date and ending on the date 2 years after the Commencement Date;

(b) Tranche 2 – is the period commencing on the Commencement Date and ending on the date 3 years after the Commencement Date;

(c) Tranche 3 – is the period commencing on the Commencement Date and ending on the date 4 years after the Commencement Date; and

(d) Tranche 4 – is the period commencing on the Commencement Date and ending on the date 5 years after the Commencement Date.

(vi) Alterations to Capital
If there is a rights issue, a bonus issue or capital reconstruction during the term of Mr Slatter's employment agreement there is a mechanism for agreeing to vary the terms and conditions of the options to reflect these changes. If the Chairman and Mr Slatter cannot agree on the changes to be made to the terms and conditions of the options an independent expert will determine what changes are to be made to restore the parties to their respective positions contemplated by the terms and conditions upon which the options were originally granted.

(vii) Discretion
The Board has a discretion to permit Mr Slatter or his estate to exercise options which are not capable of exercise because Mr Slatter did not complete the term of his employment agreement by reason of death or total and permanent disablement.

(viii) Exercise of Options
During the year, an analysis was undertaken of the performance criteria for the options issued under Tranche 1 over the performance period from 7 October 2002 to 7 October 2004. From this analysis, it was determined that Tabcorp was ranked at the 40th percentile relative to each of the companies in the peer group. Based on the performance benchmarks, 20% of the total 250,000 options issued as Tranche 1 are exercisable. At the date of this report, Mr Slatter has not exercised the 50,000 options which have become available for exercise.

(b) At the time the company commenced negotiations with Mr Slatter he was employed in a senior position with another company. He held various option entitlements which were then of significant value. His resignation from that employment resulted in the option entitlements being forfeited. In recognition of that situation, the company granted Mr Slatter 1,500,000 options to acquire ordinary shares in the company. The price at which the options may be exercised is $12.61 per share, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment. These options were exercisable immediately upon commencement of employment and expire on 7 October 2005, being three years from the date of commencing employment. Mr Slatter exercised 500,000 of these options during the year. At the date of this report, Mr Slatter has not exercised the remaining 1,000,000 options. The value of these options were accounted for in the financial year ended 30 June 2003.

The Board considers it important that the long-term future of the company is properly considered and wishes to ensure that long-term planning is not sacrificed for short-term achievements. The Board believes these arrangements balance appropriately the reward for both short-term and long-term performance.

Other Executives

Each of the five executives of the company and the group who received the highest remuneration during the year ended 30 June 2005 are employed under an employment contract. The contract is of no fixed duration, but terminable by either party on three months' notice. No payments are required on termination, other than in lieu of notice (if applicable).

The Board may approve additional separation arrangements in the event of redundancy/retirement under the Short Term Performance Plan and Long Term Performance Plan.

Tabcorp Holdings Limited and its controlled entities
Directors' report

Table 1: Director remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and share rights[3] $	Deferred shares $	Total $
Managing Director and Chief Executive Officer							
M.J. Slatter	1,371,128	506,792	108,019	11,585	673,305	506,792	3,177,621
Non-executive Directors							
M.B. Robinson	354,575	-	3,658	31,912	-	-	390,145
A.G. Hodgson	205,375	-	4,662	18,484	-	-	228,521
P.G. Satre[4]	146,005	-	-	-	-	-	146,005
J.D. Story	147,875	-	-	13,309	-	-	161,184
R.F.E. Warburton	157,875	-	4,035	14,209	-	-	176,119
L.J. Willett	136,625	-	507	12,297	-	-	149,429
W.V. Wilson	145,375	-	-	13,084	-	-	158,459

(1) Emoluments for executive Director, Mr M.J. Slatter, includes accruals for annual and long service leave. All other Directors are non-executive Directors and do not receive accruals for annual and long service leave.

(2) In addition to emoluments, Directors receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. For Mr M.J. Slatter this also includes the cost to the company of providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) The value of options and rights for Mr M.J. Slatter relates to 1,000,000 options which were granted upon commencement of employment, 352,349 performance options and 15,996 share rights allocated on 1 December 2003 under the Long Term Performance Plan, and 307,693 performance options and 13,947 share rights allocated on 7 September 2004 under the same plan.

(4) Mr P.G. Satre received cash in lieu of Superannuation Guarantee Contributions, which is included in his emoluments, as he is not an Australian resident.

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 after the end of the financial year, following the receipt of all necessary regulatory approvals.

Table 2: Remuneration for the five company and group executives who received the highest remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and rights $	Deferred shares $	Total $
D.C.P. Banks	733,310	296,291	74,516	104,914	141,826	98,764	1,449,621
D.E. Elmslie	561,365	240,323	63,038	92,002	115,037	80,108	1,151,873
C.M. Jesudason	472,252	199,653	76,548	38,702	88,956	66,551	942,662
L.G. Mackey	440,608	107,693	29,528	11,585	64,045	107,694	761,153
M.J. Piggott	641,369	259,155	40,101	76,378	114,149	86,385	1,217,537
R.E. Preston[3]	908,765	65,054	36,664	18,773	139,729	-	1,168,985

(1) Emoluments for executives include accruals for annual and long service leave.

(2) In addition to emoluments, executives receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. This also includes the cost to the company for providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

The remuneration details for the Managing Director and Chief Executive Officer, Mr M.J. Slatter, are contained in Table 1 on the previous page.

Table 3: Value of Options and Rights granted as part of remuneration for directors and the five company and group executives who received the highest remuneration for the year ended 30 June 2005 (in accordance with the LTI Plan)

Name	Options granted during year $	Rights granted during year $	Options exercised during year $	Rights exercised during year $	Options lapsed during year $	Rights lapsed during year $	Aggregate of all options and rights $	% of the value of remuneration consisting of Options and Rights %
M.J. Slatter[1]	556,924	121,618	-	-	-	-	678,542	21.4
D.C.P. Banks	148,768	97,463	-	-	-	-	246,231	17.0
D.E. Elmslie	120,667	79,056	-	-	-	-	199,723	17.3
M.C. Jesudason	93,311	61,127	-	-	-	-	154,438	16.4
L.G. Mackey	69,616	45,606	-	-	-	-	115,222	15.1
M.J. Piggott	139,231	91,211	-	-	-	-	230,442	18.9
R.E. Preston[2]	48,731	31,924	94,888	59,038	-	-	234,581	20.1

(1) Mr M.J. Slatter exercised 500,000 options during the year. These options were granted upon commencement of employment and were accounted for in the financial year ended 30 June 2003.

(2) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

Non-executive Directors do not participate in the Long Term Incentive (LTI) Plan and therefore do not receive options and rights as part of remuneration.

The method for valuing these Options and Rights is disclosed in Note 32 of the Financial Statements.

Positions of Executives

The positions held by the five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are:

M.J. Slatter	Managing Director and Chief Executive Officer
D.C.P. Banks	Chief Executive – Casinos
D.E. Elmslie	Chief Financial Officer
M.C. Jesudason	Chief Executive – Gaming
L.G. Mackey	Executive General Manager – Technical Services
M.J. Piggott	Chief Executive – Wagering
R.E. Preston	Executive General Manager – Human Resources, retired on 28 January 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Mary Waldron
Partner
30 August 2005

Tabcorp Holdings Limited and its controlled entities
Directors' report

This report has been signed in accordance with a resolution of Directors.



M.B. Robinson AO
Chairman

Melbourne
30 August 2005

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Financial Performance for the Year Ended 30 June 2005

	Note	Consolidated		Tabcorp Holdings	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Total operating revenues	2	**3,760.6**	2,462.8	**25.7**	24.5
Other revenues from ordinary activities	2	**362.1**	37.2	**606.6**	583.4
Revenues from ordinary activities	2	**4,122.7**	2,500.0	**632.3**	607.9
Government taxes and levies		**(991.1)**	(678.6)	**-**	-
Commissions and fees		**(790.5)**	(438.9)	**(11.6)**	(11.0)
Employee costs		**(549.6)**	(380.3)	**(22.2)**	(15.5)
Depreciation and amortisation		**(145.8)**	(109.3)	**(0.8)**	(1.7)
Goodwill amortisation		**(160.0)**	(59.7)	**-**	-
Property rentals, rates and maintenance		**(66.9)**	(36.9)	**(1.4)**	(2.9)
Computer costs		**(24.2)**	(9.6)	**(0.2)**	(0.2)
Advertising and promotions		**(68.9)**	(46.0)	**(2.4)**	(2.1)
Written down value of non-current assets and businesses sold		**(303.6)**	(4.2)	**(0.1)**	(0.2)
Insurance costs		**(8.0)**	(10.4)	**(0.4)**	(0.3)
Stock exchange expenses		**(2.2)**	(1.1)	**(2.2)**	(1.1)
Professional and contract services		**(14.5)**	(7.4)	**(6.1)**	(4.8)
Audit and review services		**(1.8)**	(1.4)	**(0.4)**	(0.4)
Borrowing costs		**(180.1)**	(105.2)	**-**	(9.1)
Other expenses from ordinary activities		**(241.9)**	(140.0)	**(5.8)**	(4.1)
Profit from ordinary activities before income tax expense		**573.6**	471.0	**578.7**	554.5
Income tax expense relating to ordinary activities	4	**(202.8)**	(160.0)	**(209.1)**	(227.1)
Net profit		**370.8**	311.0	**369.6**	327.4
Net profit attributable to outside equity interest	31	**(2.0)**	-	**-**	-
Net profit attributable to members of the parent entity		**368.8**	311.0	**369.6**	327.4
Share issue costs	29	**(9.4)**	(5.7)	**(9.4)**	(5.7)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(9.4)**	(5.7)	**(9.4)**	(5.7)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**359.4**	305.3	**360.2**	321.7
Basic earnings per share (cents per share)	6	**71.4**	77.6		
Diluted earnings per share (cents per share)	6	**71.2**	77.6		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	**102.3**	92.5		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	**102.1**	92.5		

The accompanying notes form an integral part of this statement of financial performance.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Financial Position as at 30 June 2005

	Note	Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
		$m	$m	$m	$m
Current assets					
Cash assets	7	**206.2**	197.1	**0.4**	4.8
Receivables	8	**43.1**	53.3	**368.9**	177.7
Inventories	9	**15.3**	14.0	**-**	-
Other	10	**63.8**	91.1	**6.9**	5.3
Total current assets		**328.4**	355.5	**376.2**	187.8
Non-current assets					
Receivables	11	**-**	-	**2,339.4**	1,115.0
Other financial assets	12	**-**	-	**3.3**	3.3
Property, plant and equipment	13	**1,505.6**	1,412.3	**11.7**	3.4
Intangible assets - licences	14	**1,201.3**	870.6	**597.2**	597.2
Intangible assets - other	15	**3,306.8**	1,528.4	**-**	-
Deferred tax assets	16	**84.9**	105.7	**84.9**	105.7
Other	17	**57.5**	73.4	**28.3**	36.1
Total non-current assets		**6,156.1**	3,990.4	**3,064.8**	1,860.7
TOTAL ASSETS		**6,484.5**	4,345.9	**3,441.0**	2,048.5
Current liabilities					
Payables	18	**305.5**	193.9	**179.7**	110.4
Interest bearing liabilities	19	**390.0**	742.0	**-**	-
Current tax liabilities	21	**32.2**	35.8	**25.9**	31.7
Provisions	22	**129.2**	76.2	**2.0**	1.7
Other	23	**13.9**	1.2	**-**	-
Total current liabilities		**870.8**	1,049.1	**207.6**	143.8
Non-current liabilities					
Payables	24	**-**	-	**23.5**	23.5
Interest bearing liabilities	25	**2,143.6**	1,130.0	**-**	-
Deferred tax liabilities	26	**113.1**	82.8	**84.6**	54.2
Provisions	27	**83.6**	107.4	**0.9**	0.6
Other	28	**0.2**	0.6	**-**	-
Total non-current liabilities		**2,340.5**	1,320.8	**109.0**	78.3
TOTAL LIABILITIES		**3,211.3**	2,369.9	**316.6**	222.1
NET ASSETS		**3,273.2**	1,976.0	**3,124.4**	1,826.4
Equity					
Contributed equity	29	**3,074.6**	1,752.9	**3,074.6**	1,752.9
Retained profits	30	**198.6**	223.1	**49.8**	73.5
TOTAL EQUITY		**3,273.2**	1,976.0	**3,124.4**	1,826.4

The accompanying notes form an integral part of this statement of financial position.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Cash Flows for the Year Ended 30 June 2005

	Note	Consolidated		Tabcorp Holdings	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Cash flows from operating activities					
Net cash receipts in the course of operations		**4,088.1**	2,510.0	**47.5**	52.0
Payments to suppliers, service providers and employees		**(1,919.4)**	(1,169.3)	**(53.0)**	(61.4)
Payment of government levies, betting taxes and GST		**(1,107.4)**	(629.6)	**(57.7)**	(2.7)
Dividends received		**-**	-	**743.0**	167.0
Interest received		**10.1**	6.4	**0.5**	0.4
Borrowing costs paid		**(184.8)**	(105.1)	**-**	-
Income tax (paid)/received		**(224.1)**	(171.8)	**(167.5)**	0.1
Net operating cash flows	34(b)	**662.5**	440.6	**512.8**	155.4
Cash flows from investing activities					
Loans pursuant to employee share plan		**8.6**	13.1	**8.6**	13.1
Payment for controlled entities (net of cash acquired)	34(d)	**(914.1)**	(489.8)	**-**	-
Proceeds from sale of businesses		**244.6**	-	**-**	-
Payment for property, plant and equipment		**(119.5)**	(101.2)	**(9.7)**	(1.4)
Proceeds from sale of property, plant and equipment		**61.5**	4.6	**0.2**	0.2
Payment for development costs		**(2.0)**	-	**(2.0)**	
Dividends paid to former shareholders of acquired entity		**-**	(186.0)	**-**	-
Payment for reset preference shares of acquired entity		**-**	(190.2)	**-**	-
Payment for management contract buyout		**-**	(53.0)	**-**	-
Payment of merger costs		**-**	(5.0)	**-**	-
Other		**-**	(0.2)	**-**	(0.2)
Loans advanced to controlled entities		**-**	-	**(396.8)**	(12.1)
Loans repaid by controlled entities		**-**	-	**69.6**	15.6
Net investing cash flows		**(720.9)**	(1,007.7)	**(330.1)**	15.2
Cash flows from financing activities					
Loans from controlled entities		**-**	-	**99.4**	39.3
Repayment of loans from controlled entities		**-**	-	**(42.4)**	(30.0)
Proceeds from borrowings		**2,890.4**	2,195.0	**-**	-
Repayment of borrowings		**(2,578.8)**	(1,369.4)	**-**	-
Dividends paid		**(243.7)**	(208.8)	**(243.7)**	(208.8)
Payment of transaction costs for share issue		**(6.7)**	(4.6)	**(6.7)**	-
Proceeds from issue of shares		**6.3**	33.2	**6.3**	33.2
Net financing cash flows		**67.5**	645.4	**(187.1)**	(166.3)
Net increase/(decrease) in cash held		**9.1**	78.3	**(4.4)**	4.3
Cash at the beginning of the financial year		**197.1**	118.8	**4.8**	0.5
Cash at the end of the financial year	34(a)	**206.2**	197.1	**0.4**	4.8

The accompanying notes form an integral part of this statement of cash flows.

Note 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) *Basis of preparation*

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting policies used are consistent with those adopted in the previous year.
The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) *Principles of consolidation*

The consolidated financial statements of the economic entity include the financial statements of the parent entity, Tabcorp Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the "economic entity". Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.
Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

(c) *Goodwill*

Goodwill, representing the excess of the purchase consideration plus incidental costs, over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(d) *Revenue recognition*

Revenue

Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover.
Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.
Revenues from ordinary operations includes:
- revenue from the provision of technology services which is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured; and
- revenue from the sale of goods, which is recorded when: (i) control in the goods being sold passes to the buyer; (ii) it is probable consideration will pass from the buyer in accordance with an established arrangement; and (iii) the amount of consideration can be reliably measured.
- revenue derived from Media operations, including subscription income, advertising revenue and production recoveries are recognised as revenue once the service has been rendered and invoiced.

Interest income

Interest income is recognised as it accrues.

Asset sales

The gross proceeds of asset sales are included as revenue of the economic entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) *Foreign currency*

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.
Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.
A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in that contract.

(f) *Taxation*

Income taxes

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse.
Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt, and if relating to entities with tax losses, are only brought to account when their realisation is virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:
- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.
Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(g) *Non-current assets*

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(h) *Financial instruments*

Trade accounts receivable are carried at amounts due, and are non interest bearing.
A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.
The carrying amounts approximate fair value.

Note 1 Statement of significant accounting policies (continued)

(h) Financial instruments (continued)

Cash, short term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities entitlement to all monies outstanding.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Derivative financial instruments are used to hedge interest rate and foreign currency exposures. Accordingly, hedge accounting principles are applied, under which gains and losses on derivatives are brought to account on the same basis as the gains and losses on the underlying physical exposures. Derivative financial instruments are not held for speculative purposes.
The effect of interest received, paid or accrued under interest rate swaps and cross currency interest rate agreements is included in the calculation of borrowing costs. The amount receivable or payable at balance date is included in assets or liabilities respectively.

(i) Property, plant and equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.
The depreciation rates used for each class of asset are within the following ranges:

- buildings	2.5% to 10.0% (2004: 1.00% to 11.1%)
- leasehold improvements	10.0% to 14.3% (2004: 1.3% to 33.33%)
- plant and equipment	1.0% to 50.0% (2004: 1.05% to 33.33%)
- consumables	20.00% to 33.33% (2004: 20.00% to 33.33%)

Freehold land is recorded at cost and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences

Licences are recorded at cost where the licence is a separately identifiable asset and is capable of being measured reliably.

Victorian wagering and gaming licence:
The licence has not been amortised as the payment to be received by the parent entity under Section 4 of the Gambling Regulation Act 2003 (Vic) at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.
Star City licence:
The licence is amortised over the life of the casino licence, being 99 years, from the date of issue, 14 December 1994.
Queensland Keno licence:
The licence is amortised over the remaining life of the Keno licence, being until September 2022.
NSW wagering licence:
The licence is amortised over the remaining life of the licence, being until 2097.
Other:
Other licences are amortised over the period of operation of the licences.

(k) Other Intangible assets

The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino were terminated on 29 June 2005. Prior to termination, the rights were being amortised over the life of the agreement, which coincided with the term of the casino licence.
Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.
Intangibles relating to brand names, broadcast rights and media content are not being amortised as the directors' believe that the life of these intangibles to the economic entity will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material.

(l) Rental expenditure

The payment made for rental in advance for the Star City casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence, being 14 December 1994.
The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred revenue

Deferred revenue comprises:

- an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease;
- third party contributions to a capital project which is being reduced over five years; and
- subscriptions received before the end of the financial year, but relating to future periods.

(n) Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(o) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value.

Note 1 Statement of significant accounting policies (continued)

(p) Assets held for resale

Freehold property and other assets (including goodwill) held for resale are carried at the lower of cost and net realisable value (refer Note 10).

(q) Employee benefits

Wages, salaries, and annual leave

Liabilities for employee benefits of salaries and wages expected to be settled within 12 months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the employer expects to pay, including related on-costs when the liability is expected to be settled.

Long service leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.
Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.
In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, including related on-costs.

Short term incentive

A Short Term Performance Plan was implemented during 2003 for senior executives (refer Note 32). Costs arising under this plan are recognised as an employee benefits expense.

Long term incentive

A Long Term Performance Plan was implemented during 2003 for senior executives (refer Note 32). The value of the Long Term Performance Plan is not being recognised as an employee benefits expense.

Superannuation

Tabcorp Holdings Limited and its controlled entities contribute to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 32).

Workers' compensation

Where the economic entity self-insures for workers compensation, a provision is recognised in the statement of financial position (refer Note 22).

(r) Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus lease space

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and the sub-lease rentals are less than the premises rental. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, is recognised where the main features of the restructuring have been announced or implementation of the restructuring have commenced.
A provision for restructuring related to an acquired entity is recognised at the date of acquisition where:
- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition or prior to the completion of the financial report, if earlier.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired from Jupiters Ltd (refer Note 34(d)).

(s) Joint venture operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:
- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 38).

(t) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(u) Rounding of amounts

The company is of a kind referred to in class order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest hundred thousand dollars.

(v) Comparative information

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

		Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
		$m	$m	$m	$m
Note 2	**Profit from ordinary activities**				
	Profit from ordinary activities has been determined after crediting the following revenues:				
	Total operating revenues	3,760.6	2,462.8	25.7	24.5
	Other revenues:				
	Interest received or due and receivable from:				
	- other than related parties	10.5	6.2	0.5	0.4
	Dividends received or due and receivable from wholly owned group companies	-	-	588.0	563.2
	Gross proceeds from sale of property, plant and equipment (a)	61.5	4.6	0.2	0.2
	Gross proceeds from sale of controlled entity (a)	41.8	-	-	-
	Gross proceeds from sale of businesses (a)	202.8	-	-	-
	Rental from properties	0.5	0.6	-	0.1
	Net foreign exchange gain	1.0	1.5	-	-
	Other revenue items	44.0	24.3	17.9	19.5
	Total other revenues	362.1	37.2	606.6	583.4
	Total revenues from ordinary activities	4,122.7	2,500.0	632.3	607.9
	(a) Net gains/(losses)				
	Net gain on disposal of property, plant and equipment	2.6	0.2	0.1	0.1
	Net loss on disposal of controlled entity	(1.2)	-	-	-
	Net gain on disposal of businesses	1.1	-	-	-
	Profit from ordinary activities has been determined after charging the following expenses:				
	Depreciation of:				
	- buildings	9.8	6.6	-	-
	- leasehold improvements	5.2	3.3	-	-
	- plant and equipment	109.3	82.4	0.8	1.7
	Total depreciation	124.3	92.3	0.8	1.7
	Amortisation of:				
	- goodwill	160.0	59.7	-	-
	- wagering licence	3.7	-	-	-
	- casino licence	2.6	2.6	-	-
	- keno licence	2.2	1.6	-	-
	- other licences	-	0.1	-	-
	- rights to management agreement	2.8	2.7	-	-
	- rental in advance	10.0	10.0	-	-
	- customer contracts and relationships	0.2	-	-	-
	Total amortisation	181.5	76.7	-	-
	Other charges against assets				
	- Net bad and doubtful debts expense	(0.4)	2.9	-	-
	- Write down of property, plant & equipment to recoverable amount	0.1	-	-	-
	Operating lease rentals:				
	- minimum lease payments	32.8	16.5	2.2	2.3
	Borrowing costs:				
	- wholly owned group companies	-	-	-	9.1
	- other parties	180.1	105.2	-	-

		Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
Note 3	**Auditors' remuneration**				
	Total remuneration received, or due and receivable, by the auditors for:				
	Audit services				
	Audit of Tabcorp Holdings Ltd - Ernst & Young				
	- audit and review of financial reports	1,791	1,246	355	364
	Audit of Jupiters Ltd prior to acquisition - Ernst & Young				
	- audit and review of financial reports	-	136	-	-
		1,791	1,382	355	364
	Other services				
	Auditors of Tabcorp Holdings Ltd - Ernst & Young				
	- other assurance services	480	224	-	-
	- regulatory	124	118	-	-
	- other services	9	23	-	-
		613	365	-	-
		2,404	1,747	355	364

The auditors of Tabcorp Holdings Ltd and it's controlled entities are Ernst and Young. From time to time, Ernst and Young provides other services to the company, which are subject to strict corporate governance procedures adopted by the company which encompass the selection of service providers and the setting of their remuneration. The Chairman of the Audit Committee must approve any other services provided by Ernst and Young.

Note 4 Income tax

	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
INCOME TAX EXPENSE				
The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:				
Profit from ordinary activities before income tax expense	**573.6**	471.0	**578.7**	554.5
Prima facie tax thereon at 30%	**172.1**	141.3	**173.6**	166.4
Tax effect of permanent and other differences:				
- dividends received	**-**	-	**(176.4)**	(169.0)
- amortisation of goodwill	**48.0**	17.9	**-**	-
- amortisation of rights to management agreement	**0.8**	0.8	**-**	-
- amortisation of licences	**2.6**	1.3	**-**	-
- prepaid rent (a)	**4.6**	4.5	**-**	-
- depreciation	**(3.6)**	-	**-**	-
- sundry items	**(0.9)**	1.7	**0.2**	0.2
- recognition of tax benefit upon entry to tax consolidation and resetting tax values	**(18.3)**	(31.1)	**(18.3)**	(31.1)
- prepaid rent - prior years' adjustment (a)	**-**	24.2	**-**	-
- over provision in prior year - other	**(2.5)**	(0.6)	**-**	-
- booking income tax expense for entities in the tax consolidation group				
2005	**-**	-	**212.6**	-
2004	**-**	-	**-**	163.1
2003	**-**	-	**-**	119.8
- fair value adjustments to deferred tax balances on consolidation of acquired entities (b)	**-**	-	**17.4**	(22.3)
Aggregate income tax expense/(benefit)	**202.8**	160.0	**209.1**	227.1

(a) includes amount referred to in Note 40(j)

(b) 2005 includes the reversal of a deferred tax asset of $22.0 million recognised in the prior year, following finalisation of acquisition accounting for Jupiters Ltd. On consolidation this adjustment has been reflected in goodwill.

TAX CONSOLIDATION

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidation group is Tabcorp Holdings Limited.

As a result of the revised tax legislation, a future income tax benefit of $31.1 million was recognised in the 30 June 2004 financial statements as a result of resetting tax values of certain assets in the subsidiaries. Tabcorp Holdings Limited formally notified the Australian Taxation Office of its adoption of the tax consolidation regime before its 30 June 2003 consolidated tax return was lodged.

Jupiters Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group with effect from the date of acquisition. Under the revised tax legislation, a future income tax benefit of $18.3 million is recognised in the current year as a result of resetting the tax values of certain assets. This transaction has been recorded as a post-acquisition event as the decision to form a Tabcorp Holdings Limited tax consolidation group was not made at acquisition date but taken in January 2004.

Tab Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group at the date full beneficial share ownership was attained. The impact of the revised tax legislation has not been recognised as at 30 June 2005, due to technical work that forms the basis for the calculation not being finalised. This work is expected to be completed and any adjustment reflected in the 31 December 2005 financial statements.

Note 5 Dividends

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Dividends recognised in the current year by the economic entity are:					
(a) an interim dividend of 40.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 13 April 2005 (2004: 35.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 6 April 2004)		**208.2**	145.3	**208.2**	145.3
(b) a 2004 final dividend of 36.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 11 October 2004 (2003: 34.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 1 October 2003)		**185.1**	124.7	**185.1**	124.7
	30	**393.3**	270.0	**393.3**	270.0
Since the end of the financial year, the directors declared the following dividend: Final - 41.0 cents per share, franked to 100% with Class C (30%) franking credits (2004: 36.0 cents per share, franked to 100% with Class C (30%) franking credits)		**214.8**	184.9	**214.8**	184.9

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer Note 41(a)).

FRANKING CREDITS

	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis.	**184.3**	132.8

Note 6 Earnings per share

Reconciliation of earnings used in calculating earnings per share:

	Consolidated 2005 $m	Consolidated 2004 $m
Basic earnings		
Profit from ordinary activities after related income tax expense	368.8	311.0
Earnings used in calculating basic earnings per share	368.8	311.0
Add goodwill amortisation	160.0	59.7
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	528.8	370.7
Diluted earnings		
Profit from ordinary activities after related income tax expense	368.8	311.0
Earnings used in calculating diluted earnings per share	368.8	311.0
Add goodwill amortisation	160.0	59.7
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	528.8	370.7

Weighted average number of shares used as the denominator:	Consolidated 2005 Number	Consolidated 2004 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	516,773,179	400,685,424
Share Options	916,076	65,805
Share Rights	324,188	116,817
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	518,013,443	400,868,046

The following executive share options have not been included in the calculation of diluted earnings per share as they are not dilutive:

Executive share options:	2005	2004
Issue date 3 March 2005 (refer Note 32)	84,605	-
Issue date 7 October 2002 (refer Note 32)	-	1,500,000
Issue date 7 October 2002 (refer Note 32)	-	1,000,000

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 7 Cash assets					
Cash on hand and in banks		88.4	85.6	0.2	2.0
Short term deposits, maturing within 30 days		117.8	111.5	0.2	2.8
	34(a)	206.2	197.1	0.4	4.8
Note 8 Receivables (current)					
Trade debtors		51.3	35.4	-	-
Provision for doubtful debts		(11.2)	(11.2)	-	-
		40.1	24.2	-	-
Sundry debtors		2.5	29.0	0.5	0.1
Amounts receivable from controlled entities		-	-	368.4	177.6
Accrued interest income		0.5	0.1	-	-
		43.1	53.3	368.9	177.7
Note 9 Inventories (current)					
Consumable stores at cost		13.7	17.6	-	-
Provision for obsolescence		(1.8)	(6.6)	-	-
		11.9	11.0	-	-
Finished goods and stores at net realisable value		3.4	3.0	-	-
		15.3	14.0	-	-
Note 10 Other assets (current)					
Rental in advance		11.3	16.6	-	-
Prepayments		18.2	17.4	2.6	0.3
Loans pursuant to employee share plan (a)		2.1	2.9	2.1	2.9
Development costs (b)		2.2	-	2.2	-
Loans - other		-	2.1	-	2.1
Other		0.2	0.1	-	-
Assets held for resale at cost (c)		29.8	52.0	-	-
		63.8	91.1	6.9	5.3

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 32 for the terms of these loans.

(b) Costs incurred to date in relation to the bid for the Singapore Integrated Resort. In the event that Tabcorp is unsuccessful these costs will be expensed.

(c) Assets held for resale at cost comprise of surplus land in Queensland. (2004: Land and the Queensland monitoring business assets).

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 11	**Receivables (non-current)**					
	Amounts receivable from controlled entities		-	-	2,339.4	1,115.0
Note 12	**Other financial assets (non-current)**					
	Shares in controlled entities - at cost		-	-	3.3	3.3
Note 13	**Property, plant and equipment**					
	Land and buildings:					
	Freehold land					
	- at cost		99.6	117.8	-	-
	Buildings:					
	- at cost		716.7	698.9	-	-
	- accumulated depreciation		(46.5)	(33.8)	-	-
			670.2	665.1	-	-
	Total land and buildings, net	(a)	769.8	782.9	-	-
	Capital works in progress:					
	- at cost		45.9	4.1	8.6	-
	Leasehold improvements:					
	- at cost		317.9	285.4	-	-
	- accumulated depreciation		(41.5)	(24.3)	-	-
	Total leasehold improvements, net		276.4	261.1	-	-
	Consumables:					
	- at cost		9.9	9.9	-	-
	- accumulated depreciation		(4.9)	(4.9)	-	-
	Total consumables, net		5.0	5.0	-	-
	Plant and equipment:					
	- at cost		1,006.7	886.3	11.8	11.2
	- accumulated depreciation		(598.2)	(527.1)	(8.7)	(7.8)
	Total plant and equipment, net		408.5	359.2	3.1	3.4
			1,505.6	1,412.3	11.7	3.4

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2004 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. In addition, independent valuations of freehold land and buildings of Tab Ltd were obtained as at July 2004 pursuant to the acquisition of Tab Ltd. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long term operational assets.

	$m
Amount of the valuations - consolidated	1,189.6

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold land $m	Buildings $m	Leasehold improvements $m	Consumables $m	Capital Works in progress $m	Plant and equipment $m
2005 - Consolidated						
Carrying amount at beginning of year	117.8	665.1	261.1	5.0	4.1	359.2
Additions	-	1.1	8.1	-	44.6	65.7
Additions through acquisition of entities	5.5	48.9	24.6	-	10.8	98.1
Reclassification	1.1	0.6	-	-	(7.3)	5.6
Disposals/write down	(7.0)	(32.2)	-	-	(6.3)	(15.2)
Transfer to assets held for resale	(17.8)	-	-	-	-	-
Depreciation / amortisation expense	-	(13.3)	(17.4)	-	-	(104.9)
Carrying amount at end of year	99.6	670.2	276.4	5.0	45.9	408.5
2005 - Tabcorp Holdings Limited						
Carrying amount at beginning of year	-	-	-	-	-	3.4
Additions	-	-	-	-	8.4	1.3
Reclassification	-	-	-	-	0.2	(0.2)
Disposals	-	-	-	-	-	(0.1)
Depreciation / amortisation expense	-	-	-	-	-	(1.3)
Carrying amount at end of year	-	-	-	-	8.6	3.1

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 14	**Intangible assets - licences**					
	Victorian wagering and gaming licence at cost	1(j)	**597.2**	597.2	**597.2**	597.2
	NSW wagering licence:					
	- at cost	1(j)	**339.2**	-	-	-
	- accumulated amortisation		**(3.7)**	-	-	-
			335.5	-	-	-
	Casino licence:					
	- at cost	1(j)	**256.0**	256.0	-	-
	- accumulated amortisation		**(27.3)**	(24.7)	-	-
			228.7	231.3	-	-
	Keno licence:					
	- at cost	1(j)	**43.7**	43.7	-	-
	- accumulated amortisation		**(3.8)**	(1.6)	-	-
			39.9	42.1	-	-
	Other licences:					
	- at cost	1(j)	-	0.3	-	-
	- accumulated amortisation		-	(0.3)	-	-
			-	-	-	-
			1,201.3	870.6	**597.2**	597.2
Note 15	**Intangible Assets - Other**					
	Goodwill (i):					
	- at cost		**3,452.9**	1,405.8	-	-
	- accumulated amortisation		**(285.3)**	(125.3)	-	-
			3,167.6	1,280.5	-	-
	Rights to management agreement (i) :	1(k)				
	- at cost		-	258.2	-	-
	- accumulated amortisation		-	(10.3)	-	-
			-	247.9	-	-
	Customer contracts and relationships:	1(k)				
	- at cost		**2.9**	-	-	-
	- accumulated amortisation		**(0.2)**	-	-	-
			2.7	-	-	-
	Brand names at cost	1(k)	**105.9**	-	-	-
	Broadcast rights at cost	1(k)	**6.5**	-	-	-
	Media content at cost	1(k)	**24.1**	-	-	-
			3,306.8	1,528.4	-	-

(i) The Star City Casino Complex Management Agreement was terminated on 29 June 2005. The unamortised balance of $245.1 million at that date was reclassified to goodwill.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 16	**Deferred tax assets**					
	Future income tax benefits		**84.9**	105.7	**84.9**	105.7
	Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:					
	- tax losses carried forward		-	0.9	-	0.9
	- timing differences		**84.9**	104.8	**84.9**	104.8
			84.9	105.7	**84.9**	105.7
	Future income tax benefit not taken to account					
	Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		**2.9**	-	**2.9**	-

This future income tax benefit will only be obtained if:
(a) future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 17	**Other assets (non-current)**					
	Prepayments		**10.1**	5.6	-	-
	Rental in advance		**16.6**	25.8	-	-
	Loans to executive directors	37(f)	**6.0**	6.1	**6.0**	6.1
	Loans pursuant to employee share plan (a)		**22.3**	30.0	**22.3**	30.0
	Loans - other		**1.5**	-	-	-
	Acquisition costs (b)		-	5.8	-	-
	Other		**1.0**	0.1	-	-
			57.5	73.4	**28.3**	36.1

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 32 for the terms of these loans.

(b) As at 30 June 2004, costs relating to the acquisition of Tab Limited were recognised as an asset as these costs were incidental to the acquisition. In the current year these costs have been included in the goodwill for Tab Limited as the acquisition has been finalised.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 18	**Payables (current)**					
	Trade creditors and accrued expenses - unsecured		**305.5**	193.9	**6.2**	6.5
	Amounts due to controlled entities		-	-	**173.5**	103.9
			305.5	193.9	**179.7**	110.4

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 19	**Interest bearing liabilities (current)**					
	Bank loans					
	- unsecured	20	**390.0**	604.0	-	-
	- secured	20	-	138.0	-	-
			390.0	742.0	-	-

(2004: Details of the security relating to the bank loans is disclosed in Note 20.)

Note 20 Financing arrangements

The economic entity has access to the following financing facilities:

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
General requirements:					
Unsecured bank revolving & term loan facilities	19, 25	**1,550.0**	3,464.0	-	-
Amount of facilities unused	25	**405.0**	1,730.0	-	-
Star City:					
Secured bank loan facilities	19	-	200.0	-	-
Amount of facilities unused	19	-	42.1	-	-

General requirements

The facilities consisted of:

2005:

- a $265 million syndicated revolving facility expiring 19 October 2005;
- a $375 million syndicated revolving facility expiring 1 April 2008;
- a $260 million syndicated revolving facility expiring 1 April 2010;
- a $125 million revolving facility expiring 19 October 2005;
- a $180 million revolving facility expiring 1 April 2008;
- a $145 million revolving facility expiring 1 April 2010;
- a $200 million revolving facility expiring 29 March 2010;

2004:

- a $265 million syndicated revolving facility expiring 20 October 2004;
- a $375 million syndicated revolving facility expiring 21 October 2006;
- a $610 million syndicated revolving facility expiring 21 October 2008;
- a $214 million syndicated term facility expiring 20 October 2004;
- a $125 million revolving facility expiring 20 October 2004;
- a $180 million revolving facility expiring 21 October 2006;
- a $295 million revolving facility expiring 21 October 2008; and
- a $1,400 million syndicated term facility expiring 13 May 2005.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover, except for the private placements.

Star City facilities

The Star City facilities were repaid during the year.

The facilities were secured by charges over assets (as detailed below), undertakings and cash flows of Star City.

	Consolidated 2005 $m	Consolidated 2004 $m
The carrying amount of non-current assets pledged as security:		
- Property, plant and equipment	-	617.5

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 21	**Current tax liabilities**					
	Taxation		**32.2**	35.8	**25.9**	31.7
Note 22	**Provisions (current)**					
	Employee benefits	32	**50.4**	31.3	**2.0**	1.7
	Workers' compensation (a)		**13.1**	12.5	-	-
	Surplus lease space (b)	33(b)	**2.2**	2.7	-	-
	Management agreement - Gold Coast and Brisbane casinos (c)		**18.4**	19.3	-	-
	Restructuring costs (d)		**10.0**	5.0	-	-
	Other (e)		**35.1**	5.4	-	-
			129.2	76.2	**2.0**	1.7

Reconciliations

Reconciliations of the carrying amounts of each class of provision, including non-current provisions (refer Note 27), except for employee benefits, at the end of the current financial year are set out below.

	Consolidated 2005 $m	Tabcorp Holdings 2005 $m
(a) Workers' compensation		
Carrying amount at beginning of year	**12.5**	-
Provisions made during the year	**5.9**	-
Payments made during the year	**(5.3)**	-
Carrying amount at the end of the year	**13.1**	-

Note 22 Provisions (current) (continued)

	Consolidated 2005 $m	Tabcorp Holdings 2005 $m
(b) Surplus lease space		
Carrying amount at beginning of year	7.1	-
Provisions made during the year	1.2	-
Payments made during the year	(3.1)	-
Carrying amount at the end of the year	5.2	-
(c) Management agreement - Gold Coast and Brisbane casinos (refer Note 1(r))		
Carrying amount at beginning of year	101.3	-
Provisions made during the year	-	-
Payments made during the year	(19.3)	-
Carrying amount at the end of the year	82.0	-
(d) Restructuring costs		
Carrying amount at beginning of year	5.0	-
Provisions made during the year	9.8	-
Payments made during the year	(4.8)	-
Carrying amount at the end of the year	10.0	-
(e) Other		
Carrying amount at beginning of year	5.4	-
Increase through acquisition of entity (i)	28.1	-
Provisions made during the year	2.7	-
Payments made during the year	(1.1)	-
Carrying amount at the end of the year	35.1	-

(i) Includes $23.8 million in relation to the acquisition of Jupiters Limited.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 23	**Other liabilities (current)**					
	Deferred revenue		13.9	1.2	-	-
Note 24	**Payables (non-current)**					
	Amounts due to controlled entities		-	-	23.5	23.5
Note 25	**Interest bearing liabilities (non-current)**					
	Bank loans - unsecured	20	755.0	1,130.0	-	-
	Medium term notes: (i)					
	- fixed interest rate		385.0	-	-	-
	- floating interest rate		65.0	-	-	-
	Private placement: (ii)					
	- US dollar (iii)		838.6	-	-	-
	- Australian dollar		100.0	-	-	-
			2,143.6	1,130.0	-	-

(i) These notes mature in October 2011.
(ii) The terms of these notes are: December 2014, December 2016 and December 2019.
(iii) US dollar proceeds of $625 million converted into Australian dollars through cross currency swaps. Amount stated includes the effects of such swaps.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 26	**Deferred tax liabilities**					
	Provision for deferred income tax - timing difference		113.1	82.8	84.6	54.2
Note 27	**Provisions (non-current)**					
	Employee benefits	32	17.0	21.0	0.9	0.6
	Surplus lease space	33(b)	3.0	4.4	-	-
	Management agreement - Gold Coast and Brisbane casinos		63.6	82.0	-	-
			83.6	107.4	0.9	0.6

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out in Note 22.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 28	**Other liabilities (non-current)**					
	Deferred revenue		0.2	0.6	-	-

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 29	**Contributed equity**					
	Issued and paid up capital:					
	Ordinary shares, fully paid		**3,074.6**	1,752.9	**3,074.6**	1,752.9

(a) Movements in ordinary share capital:

	2005 Number of shares	2005 $m	2004 Number of shares	2004 $m
Beginning of the financial year	**423,483,461**	**1,752.9**	365,556,521	1,137.8
Issued during the year				
- to directors and executives from the exercise of options (i)	**500,000**	**6.3**	-	-
- to employees under the employee share plan (ii)	-	-	1,295,200	14.3
- to shareholders under the dividend reinvestment plan	**9,780,673**	**149.2**	5,363,823	61.1
- to underwriter under the dividend reinvestment plan	-	-	2,839,843	33.2
- as consideration for acquisitions (iii)	**90,154,731**	**1,175.6**	48,428,074	512.2
less transaction costs	-	**(9.4)**	-	(5.7)
	523,918,865	**3,074.6**	423,483,461	1,752.9

(i) refer Note 32 for details of options exercised by certain directors and executives.
(ii) refer Note 32 for details of the employee share plan.
(iii) part consideration for acquisition of Tab Limited (2004: Jupiters Limited). Refer Note 34(d).

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Note 32 provides details of options granted to certain directors and executives and shares issued on exercise of options.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 30	**Retained profits**					
	Retained profits at the beginning of the financial year		**223.1**	182.1	**73.5**	16.1
	Net profit attributable to members of the parent entity		**368.8**	311.0	**369.6**	327.4
	Dividend paid	5	**(393.3)**	(270.0)	**(393.3)**	(270.0)
	Retained profits at the end of the financial year		**198.6**	223.1	**49.8**	73.5
Note 31	**Outside equity interest**					
	Reconciliation of outside equity interest in controlled entities (i):					
	Opening balance		-	-	-	-
	Outside equity interest on initial acquisition		**186.3**	-	-	-
	Add share of operating profit		**2.0**	-	-	-
	Outside equity interest acquired by the economic entity		**(188.3)**	-	-	-
	Closing balance		-	-	-	-

(i) Shares in Tab Limited were acquired during the period July 2004 to September 2004 when 100% equity interest was achieved.

		Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 32	**Employee benefits**					
	AGGREGATE EMPLOYEE BENEFITS, INCLUDING ON-COSTS					
	Included in trade creditors and accrued expenses - current	18	**21.1**	23.4	**2.9**	3.3
	Provision for employee benefits - current	22	**50.4**	31.3	**2.0**	1.7
	Provision for employee benefits - non-current	27	**17.0**	21.0	**0.9**	0.6
			88.5	75.7	**5.8**	5.6
	EMPLOYEE NUMBERS					
	Number of employees at 30 June (full time equivalent employees)		**8,464**	7,592	**100**	75

EQUITY-BASED PLANS

Tabcorp employee share plans have been established and approved by shareholders which enable eligible employees to acquire shares in the parent entity. These plans operate under the titles General Employee Share Plan (GESP), Senior Executive Long Term Incentive Plan (SELTIP), Employee Deferred Share Plan (EDSP), Short Term Performance Plan (STPP) and the Long Term Performance Plan (LTPP). The maximum number of shares that can be outstanding at any time under these plans is limited to 5% of the issued capital of the parent entity.

The GESP and SELTIP plans ceased being offered to employees in 2003, but continue to operate until participation in these plans ceases. These plans were replaced by the EDSP, STPP and LTPP plans which were approved by shareholders at the 2003 Annual General Meeting.

Loans pursuant to the GESP mature at either five years from the date of the loan or cessation of employment and loans pursuant to the SELTIP mature upon cessation of employment. Interest is charged on certain loans at the rate of 4% (2004: 4%). Loans are repaid either through salary deductions or dividends.

Note 32 Employee benefits (continued)

Details of all employee share plans for the parent entity are as follows:

Ordinary shares (number)	(a) 2005	(b) 2005	(a) 2004	(b) 2004
Total number issued to employees during the year ('000)	261	500	1,395	-
Total number issued to employees since commencement of the plan ('000)	11,932	4,500	11,671	4,000
Total number that have become available for purchase since commencement of the plan ('000)	35,016	4,500	34,755	4,000
Purchase entitlements not taken up by employees are not available at balance date for purchase.				
Total number of employees eligible to participate in plans at balance date	4,878	1	2,893	1
Total number of employees participating in plans at balance date	1,207	1	757	1
Total market value, at date of issue, of issues during the year ($'000)	4,188	7,395	15,742	-
Proceeds received from issues during the year ($'000)	3,577	6,305	15,375	-

(a) shares issued to employees

(b) shares issued to executive directors under service agreements.

General Employee Share Plan (GESP)

The objective of this plan was to provide the opportunity for eligible employees to own shares in the parent entity and align the interests of employees with those of shareholders. This plan enabled eligible employees to receive a loan from the parent entity to acquire shares at the market price at the time the shares were allocated. The plan ceased being offered to employees in 2003, however the remaining loans are not due to mature until September 2008 at the latest.

Senior Executive Long Term Incentive Plan (SELTIP)

Senior executives were provided with loans from the company for the purpose of acquiring shares pursuant to the company's SELTIP. This plan ceased being offered to employees in 2003, but continues to operate until participation in this plan ceases.

Both the GESP and the SELTIP were replaced with the LTPP and EDSP, as approved by shareholders at the 2003 Annual General Meeting.

Employee Deferred Share Plan (EDSP)

This plan was approved by shareholders at the 2003 Annual General Meeting and was implemented immediately following the announcement of the annual results in August 2004. This plan supersedes the previous GESP plan. The key objective of the plan is to provide all eligible permanent employees with the opportunity to own shares in the company and to encourage alignment of the interest of employees with those of shareholders. This plan enables all eligible permanent employees to acquire fully paid Tabcorp shares, subject to the terms and conditions of the plan, in a tax deferred manner as provided for under Australian taxation rules for employee share schemes. Under the plan, participants elect to salary sacrifice a minimum of $1,000 per annum, which is used to purchase Tabcorp shares in quarterly instalments at the market value (determined by a volume weighted average share price over five trading days) at the time of the share allocation.

Short Term Performance Plan (STPP)

The STPP was implemented during 2003 for senior executives, and replaced previous bonus schemes with effect 30 June 2004. The STPP is designed to reward for individual performance and company performance using a balanced scorecard of measures that align to, and are supportive of Tabcorp's annual strategic objectives.

Based on the reward mix approved at the Annual General Meeting in 2003, each participant of the STPP, has an entitlement to receive a fixed percentage of their Total Employment Cost, subject to review and assessment based on an individual balanced scorecard of measures. A Funding Multiplier is then applied to this assessment, which leverages the incentive payment based on a combination of Tabcorp and Divisional profitability.

The Balanced Scorecard of Measures applied for the 2004/05 financial year comprised: Customer "superior gambling experience & entertainment experience for customers"; Organisation "Process/operational, regulatory compliance and positive company image"; People & Leadership "Great place to work"; Financial "Superior Shareholder returns"; Project "Significant strategic project impacting company performance", which for the 2004/05 financial year comprised the individual accountability to ensure the successful integration of the Jupiters Limited and Tab Limited business' with Tabcorp.

The short term incentive strategy adopted is consistent with market best practice in respect of maintaining the fixed component of remuneration, and providing the ability to be rewarded for superior individual and company performance.

Executives who are participants of the STPP have the opportunity to voluntarily sacrifice part or all of the award into deferred shares, known as a medium term incentive. The shares will be subject to a three year disposal restriction from the date of allocation. For the executive group a mandatory percentage of the award will be delivered as Deferred Shares, which is subject to review on an annual basis.

Long Term Performance Plan (LTPP)

The LTPP is part of the reward strategy to redefine and reinforce performance in Tabcorp in support for its strategic direction and objectives, and act as a catalyst to strengthen the focus on performance. The LTPP replaced all other long term incentive plans with effect 1 November 2003.

The first allocation under the LTPP was made on 1 December 2003, and consisted of both Performance Options and Share Rights, based on the approved reward mix to apply at each of the management levels. Subsequent annual allocations will be made immediately following the disclosure of the annual results, around 1st September each year. Allocations under this plan are restricted to General Manager level and above.

A mix of Performance Options and Share Rights was determined as the most appropriate reward vehicle in the delivery of the new reward strategy. Performance options are particularly appropriate to a growth strategy and targeted at the most senior executive levels where 'line of sight' to value creation is greatest. Share rights provide an efficient mechanism to align employee and shareholder interest.

The Performance Options and Share Rights will vest based on meeting time-based vesting conditions and performance-based vesting conditions over a 3 to 5 year timeframe that aligns with Tabcorp's long term business strategy and accords with the expectations of the Australian Shareholder bodies.

The performance hurdle to be attached to both Performance Options and Share Rights measure Tabcorp's total shareholder return (TSR) ranking against a peer group of companies, being the one hundred largest ASX listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

Options granted under a Service Agreement; and Performance Options, Share Rights granted under a Long Term Performance Plan

The parent entity granted share options to certain executive directors under Service Agreements to acquire ordinary shares in Tabcorp Holdings Limited. These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

The parent entity has granted performance options and share rights to certain executive employees under a LTPP to acquire ordinary shares in Tabcorp Holdings Limited. These options and rights vest at annual intervals through the satisfaction of certain performance hurdles during a two year period commencing three years after grant date and are exercisable up until the seventh anniversary after grant date. Upon termination of employment (other than at the discretion of the Board in special circumstances) all options and rights that have not vested will lapse. Set out below are summaries of options and rights granted under Service Agreements and Long Term Performance Plans.

Note 32 Employee benefits (continued)

Grant Date	Note	Exercise Expiry Date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number
Consolidated and Tabcorp Holdings - 2005								
OPTIONS:								
7 October 2002	(i)(a)(e)	7 October 2005	$ 12.61	1,500,000	-	500,000	-	1,000,000
7 October 2002	(i)(b)(e)	7 October 2010	$ 12.61	1,000,000	-	-	-	1,000,000
1 December 2003	(ii)(c)(e)	1 December 2010	$ 11.23	1,385,067	-	56,434	60,702	1,267,931
7 September 2004	(ii)(c)(e)	7 September 2011	$ 14.54	-	1,248,815	27,567	30,668	1,190,580
3 March 2005	(ii)(c)(d)	3 March 2012	$ 17.03	-	84,605	-	-	84,605
				3,885,067	1,333,420	584,001	91,370	4,543,116
SHARE RIGHTS:								
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	190,365	-	9,130	12,399	168,836
7 September 2004	(ii)(c)(e)	7 September 2011	Nil	-	176,205	3,792	6,257	166,156
3 March 2005	(ii)(c)(e)	3 March 2012	Nil	-	15,842	-	-	15,842
				190,365	192,047	12,922	18,656	350,834
Consolidated and Tabcorp Holdings - 2004								
OPTIONS:								
1 July 1999	(i)	30 June 2004	$ 10.18	805,500	-	-	805,500	-
7 October 2002	(i)(b)(d)	7 October 2005	$ 12.61	1,500,000	-	-	-	1,500,000
7 October 2002	(i)(c)(d)	7 October 2010	$ 12.61	1,000,000	-	-	-	1,000,000
1 December 2003	(ii)(c)(e)	1 December 2010	$ 11.23	-	1,435,791	-	50,724	1,385,067
				3,305,500	1,435,791	-	856,224	3,885,067
SHARE RIGHTS:								
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	-	200,728	-	10,363	190,365

(i) - options granted under a Service Agreement
(ii) - performance options and share rights granted under the LTPP

(a) The options vested at grant date.
(b) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date 50,000 options were exercisable.
(c) These options and rights can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options and rights had not yet vested.
(d) These options are not considered dilutive, and are excluded from the calculation of diluted earnings per share.
(e) These options and rights are considered potential ordinary shares. The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in Note 6 is 1,240,264 (2004: 182,622).

Options exercised during the financial year and previous financial year and number of shares issued to executive directors on the exercise of options.

Exercise Date	Fair value of shares at exercise date	Consolidated 2005 Number	Consolidated 2004 Number	Tabcorp Holdings 2005 Number	Tabcorp Holdings 2004 Number
27 August 2004	$ 14.79	**500,000**	-	**500,000**	-

The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated 2005	Consolidated 2004	Tabcorp Holdings 2005	Tabcorp Holdings 2004
Options vested at the reporting date	**1,050,000**	1,500,000	**1,050,000**	1,500,000

	Consolidated 2005 $'000	Consolidated 2004 $'000	Tabcorp Holdings 2005 $'000	Tabcorp Holdings 2004 $'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital	**6,305**	-	**6,305**	-
Fair value of the shares issued to executive directors on the exercise of options as at their issue date	**7,395**	-	**7,395**	-

Fair value of options and rights

The options and rights have been independently valued at the date of grant using a Monte-Carlo simulation-based model which uses the Binomial Tree or Black Scholes methodology.
The assumptions underlying the options & rights valuations are:

Grant date	Expiry date	Tabcorp share price at date of grant $	Expected volatility in share price	Expected dividend yield	Risk free interest rate	Value per option $	Value per right $
7-Oct-02	7-Oct-05	12.11	20.7%	5.2%	4.99%	0.93	-
7-Oct-02	7-Oct-10	12.11	20.7%	5.2%	5.14%	1.51	-
1-Dec-03	1-Dec-10	11.19	19.8%	6.0%	5.98%	1.31	5.65
7-Sep-04	7-Sep-11	14.57	16.0%	4.9%	5.53%	1.81	8.72
3-Mar-05	3-Mar-12	16.81	16.0%	4.5%	5.56%	2.16	10.29

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The risk free interest rate is the zero coupon interest rate derived from government bond market interest rates on the valuation date and vary according to each maturity date. The 7 October 2002 rate of 5.14% above is an average of the rates used to value each of the four tranches that comprise the issue.

Note 32 Employee benefits (continued)

Superannuation funds

On 1 May 2005, the economic entity merged the three superannuation funds covering its employees and the employees of controlled entities, being the Tabcorp Superannuation Fund, Jupiters Limited Superannuation Fund and Tab Limited Staff Superannuation Fund. The three superannuation funds were merged into a Sub-Plan within the AMP SignatureSuper Master Trust, known as the Tabcorp Superannuation Plan.

The Tabcorp Superannuation Plan comprises:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and
(b) an accumulation section: providing benefits based on contributions accumulated with interest.

In addition, the economic entity contributes superannuation on behalf of some employees to Industry Funds as required by Enterprise Agreements.

Prior to 1 July 2003, the economic entity also maintained the Tabcorp Staff Superannuation Fund, which merged with the Tabcorp Superannuation Fund (the TS Fund) on 1 July 2003. An actuarial review of the TS Fund was carried out effective at 1 July 2003 by Mr A Sach, FIAA, of Mercer Human Resource Consulting Pty Ltd, which confirmed that the TS Fund held sufficient assets to meet any benefits that would have been vested under the TS Fund in the event of termination of the TS Fund or the voluntary or compulsory termination of employment of each employee.

An actuarial review of the Tabcorp Superannuation Plan will be undertaken as at 1 May 2005 by the Fund's Actuary, Mr John Smith of The Heron Partnership, who was appointed following the merger of the three superannuation funds. The review will be completed following the final review of member account balances within the Tabcorp Superannuation Fund.

The Jupiters Limited Superannuation Fund and Tab Limited Staff Superannuation Fund provide accumulation-style benefits only and accordingly, an actuarial review of those Funds has not previously been required.

Tabcorp Holdings Limited and its controlled entities are obliged to contribute to superannuation funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the funds is based on legislative requirements and advice from the actuary.

The information disclosed at the last actuarial review undertaken of the TS Fund is as follows:

	Tabcorp Superannuation Fund $m
At 1 July 2003	
Fund assets at market value	87.7
Accrued benefits	79.5
Excess of fund assets over accrued benefits	8.2

Information disclosed in the most recent audited financial statements of the previous Funds is as follows:

	Tabcorp Superannuation Fund $m	Tabcorp Staff Superannuation Fund $m	Total $'000
At 30 June 2004			
Fund assets at market value	98.0	-	98.0
Vested benefits	92.1	-	92.1
At 30 June 2003			
Fund assets at market value	36.0	51.7	87.7
Vested benefits	32.9	51.4	84.3

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Note 33 Commitments					
(a) CAPITAL EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		**20.8**	13.3	**0.5**	0.2
Later than one year but not later than five years		**6.2**	3.8	**6.2**	-
		27.0	17.1	**6.7**	0.2
(b) OPERATING LEASE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		**30.9**	12.7	**2.2**	2.3
Later than one year but not later than five years		**67.4**	31.9	**1.5**	3.7
Later than five years		**104.0**	97.0	**-**	-
		202.3	141.6	**3.7**	6.0
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:					
Not later than one year		**1.4**	0.4	**-**	-
Later than one year but not later than five years		**4.5**	1.4	**-**	-
		5.9	1.8	**-**	-
Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows:					
Current provisions	22	**2.2**	2.7	**-**	-
Non-Current provisions	27	**3.0**	4.4	**-**	-
		5.2	7.1	**-**	-

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Note 33 *Commitments (continued)*

The consolidated entity leases property under operating leases expiring from one to ninety years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
(c) OPERATING EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable (i):					
Not later than one year		**18.1**	-	-	-
Later than one year but not later than five years		**79.5**	-	-	-
Later than five years		**72.8**	-	-	-
		170.4	-	-	-

(i) long term contracts for telecommunication services and racing club broadcast rights.

Note 34 Notes to the statement of cash flows

(a) *Reconciliation of cash*

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Cash	7	**206.2**	197.1	**0.4**	4.8

(b) *Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities*

	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Profit from ordinary activities after income tax	**370.8**	311.0	**369.6**	327.4
Add/(less) items classified as investing/financing activities:				
Profit on sale of property, plant and equipment	**(2.6)**	(0.2)	**(0.1)**	(0.1)
Loss on sale of controlled entity	**1.2**	-	-	-
Profit on sale of businesses	**(1.1)**	-	-	-
Add/(less) non-cash income and expense items:				
Depreciation expense	**124.3**	92.3	**0.8**	1.7
Amortisation expense	**171.5**	66.7	-	-
Write-off of property, plant & equipment	-	0.1	-	-
Net cash provided by operating activities before change in assets and liabilities	**664.1**	469.9	**370.3**	329.0
Change in assets and liabilities:				
(Increase)/decrease in:				
- trade and sundry debtors	**20.2**	(10.5)	**(0.4)**	0.6
- inventories	**(0.3)**	1.0	-	-
- prepayments	**9.1**	7.3	**(2.3)**	0.2
- accrued interest income	**(0.4)**	0.2	-	-
- amounts receivable from controlled entities	-	-	**96.7**	(215.5)
- future income tax benefits	**13.8**	(6.7)	**20.8**	(103.1)
- other assets	**4.9**	-	**2.1**	-
(Decrease)/increase in:				
- trade creditors and accrued expenses	**(14.0)**	2.7	**0.4**	4.9
- amounts due to controlled entities	-	-	-	56.3
- provisions	**(12.3)**	(18.6)	**0.6**	(2.6)
- provision for deferred income tax	**(20.2)**	5.8	**30.4**	53.9
- provision for income tax	**(14.9)**	(11.4)	**(5.8)**	31.7
- deferred revenue	**12.5**	0.9	-	-
Net cash provided by operating activities	**662.5**	440.6	**512.8**	155.4

(c) *Non-cash financing and investing activities*

Under the terms of the dividend reinvestment plan, $149.2 million (2004: $61.1 million) of dividends were paid via the issue of 9,780,673 shares (2004: 5,363,823 shares).

(d) *Acquisition of controlled entities*

Details of the acquisitions are as follows (i) (ii):	Consolidated 2005 $m	Consolidated 2004 $m
Consideration	**(2,137.7)**	(1,102.6)
Net cash acquired	**45.7**	104.0
Shares issued by Tabcorp Holdings Limited (non-cash) (iii) (iv)	**1,175.6**	512.2
Other non-cash consideration	**2.3**	1.6
Reduction in purchase price (non-cash)	-	(5.0)
Outflow of cash	**(914.1)**	(489.8)

Note 34 Notes to the statement of cash flows (continued)

	Consolidated 2005 $m	2004 $m
Fair value of net assets of entities acquired:		
Net cash	**45.7**	104.0
Receivables	**16.3**	27.8
Other assets	**201.3**	18.7
Inventory	**2.8**	10.3
Property, plant and equipment	**187.9**	683.0
Intangible assets - licences	**339.2**	43.7
Intangible assets - other	**139.4**	-
Deferred tax assets	**15.2**	66.1
Payables	**(137.0)**	(82.8)
Current tax liabilities	**(14.9)**	(3.1)
Interest bearing liabilities - reset preference shares	**-**	(190.2)
Interest bearing liabilities - other	**(350.0)**	(282.1)
Provisions (v)	**(18.5)**	(341.6)
Deferred tax liabilities	**(50.5)**	-
Minority interest adjustment	**2.0**	-
	378.9	53.8
Goodwill on acquisition	**1,758.8**	1,048.8
Consideration (total)	2,137.7	1,102.6
Less non-cash consideration	**(1,177.9)**	(508.8)
Consideration (cash)	**959.8**	593.8

(i) 2005 - Shares in Tab Limited were acquired during the period July 2004 to September 2004, when 100% equity interest was achieved.
(ii) 2004 - On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited.
(iii) Shares issued in relation to the Tab Limited acquisition have been attributed a value of $13.04 per share, being the fair value estimate of the price at which the shares could have been placed in the market.
(iv) Shares issued in relation to the Jupiters Limited acquisition in the prior year have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market.
(v) 2004 includes a provision of $116.0 million representing the fair value of the net liability payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, net of the fair value of the assets acquired, and a provision for dividends of $186 million in respect of dividends payable to the former shareholders of Jupiters Limited.

(e) *Disposal of a controlled entity*

In December 2004, the group disposed of 100% of its share capital in Jupiters Machine Gaming Pty Ltd. The operating results to that date have been included in consolidated operating profit.

Details of the disposal are as follows:	Consolidated 2005 $m	2004 $m
Proceeds on disposal:		
Consideration (cash)	**41.8**	-
The carrying amounts of assets and liabilities disposed of are:		
Receivables	**1.7**	-
Inventory	**1.4**	-
Assets held for resale	**39.2**	-
Deferred tax assets	**1.9**	-
Payables	**(0.7)**	-
Provisions	**(0.5)**	-
Net assets of entity sold	**43.0**	-
Loss on disposal	**(1.2)**	-

Note 35 Segment Information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has four main business segments:

- Wagering — Totalizator and fixed odds betting activities.
- Gaming — Gaming machine and Keno operations in licensed clubs and hotels.
- Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.
- Media — National and international broadcasting of racing and sporting events.

Effective 1 July 2004, Keno operations were transferred to the Gaming segment from the Wagering segment. 2004 comparatives have been adjusted accordingly.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

Inter-segment pricing is determined on an arm's-length basis.

Since 1 July 2004, corporate revenues, expenses, assets and liabilities are allocated to segments based on segment earnings before depreciation and amortisation (EBITDA) as a proportion of Group EBITDA. 2004 comparatives have been adjusted accordingly.

Note 35 Segment Information (continued)

	Wagering $m	Gaming $m	Casinos $m	Media $m	Unallocated $m	Elimination $m	Consolidated $m
2005 Consolidated							
Total operating revenues - external	1,319.8	1,029.5	1,272.0	93.4	45.9		3,760.6
Other revenues from ordinary activities - external	9.5	59.7	11.4	0.1	281.4		362.1
Intersegment revenue	-	2.7	2.9	34.0	-	(39.6)	-
Revenues from ordinary activities	1,329.3	1,091.9	1,286.3	127.5	327.3	(39.6)	4,122.7
Segment result (pre amortisation of goodwill)	199.0	260.8	393.8	37.1			890.7
Segment Result	**120.5**	**248.1**	**335.0**	**27.7**			**731.3**
Unallocated operating revenue (a)					45.9		45.9
Unallocated interest revenue					10.5		10.5
Unallocated other revenue (b)					270.9		270.9
Unallocated interest expense					(180.1)		(180.1)
Unallocated expenses (c)					(304.9)		(304.9)
Result from ordinary activities before income tax expense	120.5	248.1	335.0	27.7	(157.7)		573.6
Income tax expense							(202.8)
Outside equity interest							(2.0)
Net profit attributable to members of the parent entity							368.8
Depreciation and amortisation	124.6	34.4	128.4	15.6	2.8		305.8
Non cash expenses other than depreciation and amortisation	-	-	(0.4)	0.2			(0.2)
Segment assets	2,421.0	790.3	2,898.2	260.2	114.8		6,484.5
Segment liabilities	188.7	46.1	275.3	29.2	2,672.0		3,211.3
Acquisition of non-current assets	2,215.1	35.7	46.7	246.0	16.4		2,559.9
2004 Consolidated							
Total operating revenues - external	446.2	933.5	1,062.5	-	20.6		2,462.8
Other revenues from ordinary activities - external	8.3	16.0	4.6	-	8.3		37.2
Intersegment revenue	-	-	2.7	-	(0.1)	(2.6)	-
Revenues from ordinary activities	454.5	949.5	1,069.8	-	28.8	(2.6)	2,500.0
Segment result (pre amortisation of goodwill)	74.1	229.3	321.3	-			624.7
Segment result	**74.0**	**220.1**	**271.3**	**-**			**565.4**
Unallocated operating revenue (a)					20.6		20.6
Unallocated interest revenue					6.2		6.2
Unallocated other revenue					2.1		2.1
Unallocated interest expense					(105.2)		(105.2)
Unallocated expenses					(18.1)		(18.1)
Result from ordinary activities before income tax expense	74.0	220.1	271.3	-	(94.4)	-	471.0
Income tax expense							(160.0)
Net profit attributable to members of the parent entity							311.0
Depreciation and amortisation	12.4	41.8	115.6	-	(0.8)		169.0
Non cash expenses other than depreciation and amortisation	0.1	(1.2)	2.7	-			1.6
Segment assets	330.2	915.9	2,961.2	-	138.6		4,345.9
Segment liabilities	64.0	66.5	252.5	-	1,986.9		2,369.9
Acquisition of non-current assets	23.6	318.3	1,489.8	-	47.7	-	1,879.4

(a) - represents the provision of field support and maintenance operations to the Australian information technology industry of $14.4 million (2004: $20.6 million) and the monitoring of electronic gaming in licensed pubs and clubs in NSW $31.5 million (2004: Nil). These businesses were sold during the year.

(b) - includes the proceeds from the sale of businesses and property, plant and equipment.

(c) - includes the written down value of property, plant and equipment sold of $62.3 million and businesses sold of $202.6 million

Note 36 Controlled entities

The financial years of all controlled entities are the same as that of Tabcorp Holdings Limited.

Name of controlled entity	Note	Place of incorporation	Type of equity	2005 %	2004 %
Tabcorp Holdings Limited	(a)	Australia	-	-	-
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp (Queensland) Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp International Pty Ltd (formerly Jupiters Technology Pty Ltd)	(a)	Australia	ordinary shares	100	100
Tabcorp Investments No.4 Pty Ltd	(a)(i)	Australia	ordinary shares	100	100
Tabcorp Issuer Pty Ltd		Australia	ordinary shares	100	100
Tabcorp Investments No.2 Pty Ltd		Australia	ordinary shares	100	100
Tabcorp International No.1 Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp International No.2 Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp International Services and Technology Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp Investments Pty Ltd	(c)	Australia	ordinary shares	100	100
Star City Holdings Limited	(c)(e)	Australia	ordinary shares	100	100
Star City Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Star City Entertainment Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Sydney Harbour Casino Properties Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Sydney Harbour Apartments Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Star City Investments Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Showboat Australia Pty Ltd	(c)	Australia	ordinary shares	100	100
Sydney Casino Management Pty Ltd		Australia	ordinary shares	100	100
Jupiters Limited		Australia	ordinary shares	100	100
Jupiters Trust		Australia	units	100	100
Breakwater Island Trust		Australia	units	100	100
Breakwater Island Limited		Australia	ordinary shares	100	100
Jupiters Custodian Pty Ltd		Australia	ordinary shares	100	100
Jupiters Gaming Pty Ltd		Australia	ordinary shares	100	100
Jupiters Machine Gaming Pty Ltd	(g)	Australia	ordinary shares	-	100
A.C.N. 082 231 383 Pty Ltd		Australia	ordinary shares	100	100
A.C.N. 082 760 610 Pty Ltd		Australia	ordinary shares	100	100
Jupiters Internet Gaming Pty Ltd		Australia	ordinary shares	100	100
jupiters.com Pty Ltd		Australia	ordinary shares	100	100
TAHAL Limited (formerly AWA Limited)	(d)	Australia	ordinary shares	100	100
Jupiters International Pty Ltd	(d)	Australia	ordinary shares	100	100
TAHA Wagering Systems Pty Ltd (formerly AWA Wagering Systems Pty Ltd)	(d)	Australia	ordinary shares	100	100
ATL Pty Ltd	(d)	Australia	A, B and preference shares	100	100
TAHA Research and Development Pty Ltd (formerly AWA Research and Development Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Research Marketing Pty Ltd (formerly AWA Research Marketing Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Gaming Services Pty Ltd (formerly AWA Gaming Services Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Infosec Pty Ltd (formerly AWA Infosec Pty Ltd)	(d)	Australia	ordinary shares	100	100
Palatron Pty Ltd	(d)	Australia	ordinary shares	100	100
Syndicate (Co.1) Pty Ltd	(d)	Australia	ordinary shares	100	100
TAHAL Enterprises Pty Ltd (formerly AWA Enterprises Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.2) Pty Ltd (formerly AWA Investor (No.2) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.4) Pty Ltd (formerly AWA Investor (No.4) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.5) Pty Ltd (formerly AWA Investor (No.5) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.6) Pty Ltd (formerly AWA Investor (No.6) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Gaming Machines Pty Ltd (formerly AWA Gaming Machines Pty Ltd)	(d)	Australia	ordinary shares	100	100
AWA Enterprises Trust		Australia	units	100	100
AWA Infosec Trust		Australia	units	100	100
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	100	100
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	100	100
The CGS Trust		Australia	units	100	100
TAHA Microelectronics Pty Ltd (formerly AWA Microelectronics Pty Ltd)		Australia	ordinary shares	100	100
TAHA New Media Pty Ltd (formerly AWA New Media Pty Ltd)		Australia	ordinary shares	100	100
Hotel Gaming Systems Pty Ltd		Australia	ordinary shares	100	100
Sunshinelink Pty Ltd		Australia	ordinary shares	100	100
Radcoy (No.1) Limited		Australia	ordinary shares	100	100
Expanse Electronics Limited	(h)	New Zealand	ordinary shares	-	100
Millers Mechanical Equipment (NZ) Limited	(h)	New Zealand	ordinary shares	-	100
Penchant Pty Ltd		Australia	ordinary and preference shares	100	100
Macquarie Syndication (No.1) Pty Ltd		Australia	ordinary and preference shares	100	100
TAHA Technology & Environmental Services Pty Ltd (formerly AWA Technology & Environmental Services Pty Ltd)		Australia	ordinary shares	100	100
Tab Limited	(j)	Australia	ordinary shares	100	-
Data Monitoring Services (NSW) Pty Ltd	(j)	Australia	ordinary shares	100	-
e-Tab (NSW) Pty Ltd	(j)	Australia	ordinary shares	100	-
Thithpolanga Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Channel Pty Ltd	(j)	Australia	ordinary shares	100	-
Tab Employee Share Plan Pty Ltd	(j)	Australia	ordinary shares	100	-
2KY Marketing Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Channel Marketing Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Racing Productions Pty Ltd	(j)	Australia	ordinary shares	100	-
2KY Broadcasters Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Australia International Racing Pty Ltd	(j)	Australia	ordinary shares	100	-

Note 36 *Controlled entities (continued)*

(a) These companies have entered into a deed of cross guarantee dated 8 June 1995 with Tabcorp Holdings Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. Tabcorp International Pty Ltd (formerly Jupiters Technology Pty Ltd) and Tabcorp Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. Tabcorp Investments No 4 Pty Ltd was approved to become party to the Deed of Cross Guarantee on 28 June 2005. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Tabcorp Assets Pty Ltd, Tabcorp Participant Pty Ltd and Tabcorp Investments No 4 Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (k).

(b) Tabcorp International No.1 Pty Ltd was incorporated on 31 May 2005. Tabcorp International No.2 Pty Ltd and Tabcorp International Services and Technology Pty Ltd were incorporated on 1 June 2005.

(c) These companies have entered into a deed of cross guarantee dated 4 June 2001 with Tabcorp Investments Pty Ltd which provides that all parties to the deed will guarantee to each creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

(d) These companies have entered into a deed of cross guarantee dated 12 June 1992 with AWA Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company.

(e) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 40(b) and (c).

(f) Tabcorp Superannuation Pty Ltd, Tabcorp Staff Superannuation Pty Ltd, Tab Superannuation Company Pty Ltd, Jupiters Superannuation Pty Ltd, TAHA Superannuation Pty Ltd, TAHA Superannuation (No. 2) Pty Ltd and TAHA Superannuation (No. 3) Pty Ltd are wholly owned subsidiaries of Tabcorp Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

(g) This company was sold on 31 December 2004.

(h) These companies were deregistered on 19 April 2005.

(i) This company was incorporated on 2 March 2004.

(j) 100% interest was acquired in September 2005.

(k) Financial information for class order closed group - entities denoted as (a) above.

Tabcorp Holdings Limited Closed Group **Statement of Financial Performance for the year ended 30 June 2005**	**2005** **$m**	2004 $m
Profit from ordinary activities before income tax expense	**615.3**	412.7
Income tax expense relating to ordinary activities	**(209.4)**	(156.0)
Net profit attributable to members of the parent entity	**405.9**	256.7
Retained profits at the beginning of the financial year	**97.4**	110.8
Dividends provided for or paid	**(393.3)**	(270.1)
Retained profits at the end of the financial year	**110.0**	97.4

Note 36 *Controlled entities (continued)*

Tabcorp Holdings Limited Closed Group Statement of Financial Position as at 30 June 2005	2005 $m	2004 $m
Cash assets	**107.8**	80.1
Receivables	**20.4**	308.1
Inventories	**6.8**	6.8
Other	**23.4**	15.7
Total current assets	**158.4**	410.7
Receivables	**3,015.6**	2,558.4
Other financial assets	**2,137.7**	-
Property, plant and equipment	**144.5**	123.6
Intangible assets - licences	**597.2**	597.2
Intangible assets - other	**1.5**	1.6
Deferred tax assets	**84.9**	106.0
Other	**29.8**	36.1
Total non-current assets	**6,011.2**	3,422.9
Total assets	**6,169.7**	3,833.6
Payables	**313.8**	92.5
Interest bearing liabilities	**390.0**	604.0
Current tax liabilities	**29.0**	34.8
Provisions	**21.3**	10.0
Other	**0.1**	1.2
Total current liabilities	**754.2**	742.5
Payables	**-**	52.3
Interest bearing liabilities	**2,143.6**	1,130.0
Deferred tax liabilities	**84.6**	54.2
Provisions	**2.7**	4.2
Other	**-**	0.1
Total non-current liabilities	**2,230.9**	1,240.8
Total liabilities	**2,985.1**	1,983.3
Net assets	**3,184.6**	1,850.3
Contributed equity	**3,074.6**	1,752.9
Retained profits	**110.0**	97.4
Total equity	**3,184.6**	1,850.3

Note 37 Director and executive disclosures

(a) Details of specified directors and specified executives

(i) Specified directors

The following persons held the position of director of Tabcorp Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson	Chairman (non-executive)
M.J. Slatter	Managing Director & Chief Executive Officer
P.J. Dwyer	Director (non-executive): refer note below *
A.G. Hodgson	Director (non-executive)
P.G. Satre	Director (non-executive)
J.D. Story	Director (non-executive): appointed 29 January 2004
P.H. Wade	Director (non-executive): retired 30 October 2003
R.F.E. Warburton	Director (non-executive)
L.J. Willett	Director (non-executive): appointed 29 January 2004
W.V. Wilson	Director (non-executive)

* *Ms P.J. Dwyer became a non-executive director on 30 August 2005 following receipt of all necessary regulatory approvals.*

(ii) Specified executives

D.C.P. Banks	Chief Executive Casinos
D.E. Elmslie	Chief Financial Officer
C.M. Jesudason	Chief Executive Gaming
L.G. Mackey	Executive General Manager Technical Services
M.J. Piggott	Chief Executive Wagering and Network Games

(b) Remuneration of specified directors and specified executives (including remuneration options and rights)

(i) Remuneration policy

The Remuneration Committee of the Board of Directors of Tabcorp Holdings Limited is responsible for reviewing and recommending to the Board reward arrangements for the directors, the Managing Director and Chief Executive Officer and the executive team. The Remuneration Committee meets regularly to assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit through the attraction and retention of the board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance, and individual performance utilising a balanced scorecard set of measures.

The Remuneration Committee in conjunction with external advisors, reviewed and determined Tabcorp's reward philosophy with the aim of aligning it with shareholder views and expectations.

During 2004, Tabcorp reviewed its reward structure which resulted in the implementation of a new reward strategy to align best practice through a "pay for performance" strategic position.

The policy adopted titled Total Annual Reward, comprises three components; a fixed component titled Total Employment Cost comprising salary, superannuation and fringe benefits; a short term component and a long term component. This reward philosophy provides the opportunity to be rewarded for individual and company performance through the alignment of key performance indicators and capabilities.

Note 37 Director and Executive Disclosures (continued)

(i) Remuneration policy (continued)

In the case of the Managing Director and Chief Executive Officer, an Employment Agreement dated 4th October 2002, defines the relevant termination clause to apply. Clause 14 Termination, denotes the Employee may terminate this Agreement by giving to the Company not less than 12 months' notice. Equally, the Company may terminate the Agreement at any time subject to the payment of the equivalent payment being 12 months' Total Remuneration package. An Amending Deed was prepared during 2004 to recognise and confirm the introduction of the new reward strategy that was implemented for all senior executives organisation wide.

(ii) Remuneration of specified directors and specified executives

		Primary			Post Employment		Equity		Total
		Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options & rights	Deferred shares	
Specified Directors		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
M.B. Robinson	**2005**	**355**	-	**4**	**32**	-	-	-	**391**
	2004	333	-	3	30	-	-	-	366
M.J. Slatter	**2005**	**1,371**	**507**	**108**	**12**	-	**673**	**507**	**3,178**
	2004	1,409	588	95	11	-	410	588	3,101
A.G. Hodgson	**2005**	**205**	-	**5**	**18**	-	-	-	**228**
	2004	193	-	3	17	-	-	-	213
P.G. Satre	**2005**	**146**	-	-	-	-	-	-	**146**
	2004	132	-	-	-	-	-	-	132
J.D. Story	**2005**	**148**	-	-	**13**	-	-	-	**161**
	2004	57	-	-	5	-	-	-	62
P.H. Wade	**2005**	-	-	-	-	-	-	-	-
	2004	49	-	-	4	-	-	-	53
R.F.E. Warburton	**2005**	**158**	-	**4**	**14**	-	-	-	**176**
	2004	144	-	-	13	-	-	-	157
L.J. Willett	**2005**	**137**	-	**1**	**12**	-	-	-	**150**
	2004	54	-	-	5	-	-	-	59
W.V. Wilson	**2005**	**145**	-	-	**13**	-	-	-	**158**
	2004	136	-	-	12	-	-	-	148
Total Remuneration: Specified Directors									
	2005	**2,665**	**507**	**122**	**114**	-	**673**	**507**	**4,588**
	2004	2,507	588	101	97	-	410	588	4,291
Specified Executives									
D.C.P. Banks	**2005**	**733**	**296**	**75**	**105**	-	**142**	**99**	**1,450**
	2004	654	352	164	141	-	43	117	1,471
D.E. Elmslie	**2005**	**561**	**240**	**63**	**92**	-	**115**	**80**	**1,151**
	2004	553	286	116	97	-	35	95	1,182
M.C. Jesudason	**2005**	**472**	**200**	**77**	**39**	-	**89**	**67**	**944**
	2004	456	200	56	34	-	27	67	840
L.G. Mackey	**2005**	**441**	**108**	**30**	**12**	-	**64**	**108**	**763**
	2004	238	67	20	7	-	19	67	418
M.J. Piggott	**2005**	**641**	**259**	**40**	**76**	-	**114**	**86**	**1,216**
	2004	483	242	112	91	-	30	81	1,039
Total Remuneration: Specified Executives									
	2005	**2,848**	**1,103**	**285**	**324**	-	**524**	**440**	**5,524**
	2004	2,384	1,147	468	370	-	154	427	4,950

(c) Remuneration options and rights: granted and vested during the year

During the financial year options and rights were granted as equity compensation benefits to certain executives as disclosed below. The options and rights were issued free of charge. Each option and right entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $14.54 per option and $nil per right.

Options held in Tabcorp Holdings Limited	**Vested**	**Granted**	**Terms and conditions for each grant**				
	Number	**Number**	**Grant date**	**Value per option at grant date ($)**	**Exercise price per share ($)**	**First exercise date**	**Last exercise date**
Specified directors							
M.J. Slatter	-	307,693	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
Specified executives							
D.C.P. Banks	-	82,192	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
D.E. Elmslie	-	66,667	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
C.M. Jesudason	-	51,553	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
L.G. Mackey	-	38,462	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
M.J. Piggott	-	76,923	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
Total	-	**623,490**					

Share rights held in Tabcorp Holdings Limited	**Vested**	**Granted**	**Terms and conditions for each grant**				
	Number	**Number**	**Grant date**	**Value per right at grant date ($)**	**Exercise price per share ($)**	**Value per right at grant date ($)**	**Last exercise date**
Specified directors							
M.J. Slatter	-	13,947	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
Specified executives							
D.C.P. Banks	-	11,177	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
D.E. Elmslie	-	9,066	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
C.M. Jesudason	-	7,010	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
L.G. Mackey	-	5,230	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
M.J. Piggott	-	10,460	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
Total	-	**56,890**					

Note 37 Director and Executive Disclosures (continued)

(d) Shareholdings of specified directors and specified executives

Shares held in Tabcorp Holdings Limited (number)	Balance 1 July 2004	Balance on appointment	Granted as remuneration	On exercise of options	Net change other	Balance on retirement	Balance 30 June 2005
Specified directors							
M.B. Robinson	45,307	-	-	-	258	-	45,565
M.J. Slatter	500,000	-	40,440	500,000	-	-	1,040,440
P.J. Dwyer *	-	-	-	-	5,000	-	5,000
A.G. Hodgson	100,000	-	-	-	49	-	100,049
P.G. Satre	8,000	-	-	-	-	-	8,000
J.D. Story	8,149	-	-	-	-	-	8,149
R.F.E. Warburton	22,883	-	-	-	573	-	23,456
L.J. Willett	2,626	-	-	-	129	-	2,755
W.V. Wilson	50,000	-	-	-	-	-	50,000
Specified executives							
D.C.P. Banks	400,088	-	8,079	-		-	408,167
D.E. Elmslie	255,000	-	6,553	-	-	-	261,553
C.M. Jesudason	150,000	-	4,595	-	-	-	154,595
L.G. Mackey	-	-	4,640	-	-	-	4,640
M.J. Piggott	242,000	-	5,545	-	-	-	247,545
Total	1,784,053	-	69,852	500,000	6,009	-	2,359,914

** Ms P.J. Dwyer became a non-executive director on 30 August 2005 following receipt of all necessary regulatory approvals.*

(e) Options and Rights holdings of specified directors and specified executives

Options held in Tabcorp Holdings Limited (number)

	Balance 1 July 2004	Granted as remuneration	Options exercised	Net change other	Balance 30 June 2005	Vested at 30 June 2005 Total	Not Exercisable	Exercisable
Specified directors								
M.J. Slatter	2,852,349	307,693	500,000	-	2,660,042	1,050,000	-	1,050,000
Specified executives								
D.C.P. Banks	107,567	82,192	-	-	189,759	-	-	-
D.E. Elmslie	87,248	66,667	-	-	153,915	-	-	-
C.M. Jesudason	67,469	51,553	-	-	119,022	-	-	-
L.G. Mackey	46,980	38,462	-	-	85,442	-	-	-
M.J. Piggott	73,826	76,923	-	-	150,749	-	-	-
Total	3,235,439	623,490	500,000	-	3,358,929	1,050,000	-	1,050,000

Share rights held in Tabcorp Holdings Limited (number)

	Balance 1 July 2004	Granted as remuneration	Rights exercised	Net change other	Balance 30 June 2005	Vested at 30 June 2005 Total	30 June 2005	Exercisable
Specified directors								
M.J. Slatter	15,996	13,947	-	-	29,943	-	-	-
Specified executives								
D.C.P. Banks	14,650	11,177	-	-	25,827	-	-	-
D.E. Elmslie	11,883	9,066	-	-	20,949	-	-	-
C.M. Jesudason	9,189	7,010	-	-	16,199	-	-	-
L.G. Mackey	6,399	5,230	-	-	11,629	-	-	-
M.J. Piggott	10,055	10,460	-	-	20,515	-	-	-
Total	68,172	56,890	-	-	125,062	-	-	-

(f) Loans to specified directors and specified executives to acquire shares in the company pursuant to issues made under previous employee share plans

(i) Details of aggregates of loans to specified directors and specified executives are as follows:

	Balance 1 July $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June $'000	Number in group 30 June
Specified directors						
2005	**6,064**	**242**	**101**	-	**6,031**	**1**
2004	6,071	243	89	-	6,064	1
Specified executives						
2005	**10,204**	**389**	**182**	-	**9,944**	**4**
2004	7,905	384	162	-	10,204	4
Total specified directors and specified executives						
2005	**16,268**	**631**	**283**	-	**15,975**	**5**
2004	13,976	627	251	-	16,268	5

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June 2005 $'000	Highest owing in period $'000
Specified directors						
M.J. Slatter	6,064	242	101	-	6,031	6,064
Specified executives						
D.C.P. Banks	4,275	170	71	-	4,225	4,275
D.E. Elmslie	2,562	94	49	-	2,472	2,562
C.M. Jesudason	1,619	64	27	-	1,601	1,619
M.J. Piggott	1,748	61	35	-	1,646	1,748

Note 37 Director and Executive Disclosures (continued)

Terms and conditions of loans

Executives were provided with loans from the company for the purpose of acquiring shares pursuant to the company's Senior Executive Long Term Incentive Plan and the General Employee Share Plan. Under the Senior Executive Long Term Incentive Plan, interest is charged when dividends are paid on the shares to which the loan pertains. Loan repayments are made from dividends received on the shares and the amount of interest charged is equal to the after tax amount of dividends (using highest personal marginal rate) or 4.0% (2004: 4.0%) of the loan outstanding, whichever is less. The average commercial rate of interest during the year was 5.667% (2004: 5.478%). Under the General Employee Share Plan an interest free loan applies with loan repayments being by way of deduction from after tax salary in equal instalments over five years. Upon cessation of employment, the directors and executives have 90 days in which to repay the balance of the loan or forfeit the shares. These share plans ceased being offered to employees in 2003, but continue to operate until participation in these plans cease. These plans were replaced by new share plans which were approved by shareholders at the company's 2003 Annual General Meeting.

(g) Other transactions and balances with specified directors, specified executives and director-related entities

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson was a Partner in the law firm Allens Arthur Robinson, until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $3,812,059 (2004: $4,600,587).
Mr M.B. Robinson is also a Trustee of the Epworth Medical Foundation. The economic entity made a donation to the Foundation during the year of $2,974 (2004:$5,000).
Mr M.B. Robinson is also a director of The Asia Society Australasia Centre. The economic entity paid a Corporate Benefactors Membership to the Society during the year of $22,0[illegible]

(ii) Mr M.J. Slatter is a director of Australian Gaming Council. The economic entity has paid a subscription of $275,000 (2004: $100,000) in the ordinary course of business, and on normal commercial terms and conditions. In the current year a subscription was paid for two gaming licences, Tabcorp Holdings Limited and Tab Limited.

(iii) Mr P.G. Satre was the Chairman of Harrah's Entertainment Inc, until 1 January 2005. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and concluded in January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. were $5,300,000 per annum. A new, independent, consulting contract has been negotiated with fees of $1,500,000 per annum. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions. During the year the economic entity paid $5,280 in fees for the operation of overseas bank accounts. During the year the bank provided a credit facility of $100,000,000, which was reduced to $72,000,000 at 30 June 2005. The balance drawn on this facility at 30 June 2005 was $51,200,0[illegible]
The interest and fees paid and payable of $4,293,000 (2004: $4,375,000) in respect of the facility are at normal commercial terms and conditions.
Mr A.G. Hodgson is a director of Coles Myer Limited. During the year the economic entity purchased goods totalling $201,543. All dealings with this firm were in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr R.F.E. Warburton is a director of Caltex Australia Limited. During the year the company purchased petroleum products of $154,040 on normal commercial terms.

(vi) Mr J.D. Story is a non-executive chairman of Corrs Chambers Westgarth. This firm rendered legal advice to the economic entity. All dealings with this firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $1,020,225 (2004: $523,749).
Mr J.D. Story is chairman of Suncorp Metway Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions. During the year the company advised the economic entity on commercial matters, billing fees of $3,950.
Mr J.D. Story is also a director of CSR Limited. The economic entity purchased maintenance related services from the company of $3,096 on normal commercial terms.

Note 38 Interest in joint venture operation

Tabcorp Holdings Limited and certain of its controlled entities (Tabcorp Assets Pty Ltd, Tabcorp Manager Pty Ltd and Tabcorp Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. Tabcorp Holdings Limited and the above named controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria.
The economic entity receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2005	2004
Assets employed in joint venture operations:	**$m**	$m
Current assets:		
Cash assets	**66.4**	73.1
Receivables	**6.7**	5.9
Other	**1.0**	0.5
	74.1	79.5
Total assets employed	**74.1**	79.5

Note 39 Related parties

(a) Ultimate controlling entity

The ultimate controlling entity of the economic entity is Tabcorp Holdings Limited.

(b) Transactions with related parties in the wholly owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly owned group:
- loans were advanced and repayments received on short term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next 12 months; and
- management and service fees were received from certain wholly owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer Note 42(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly owned group are disclosed in Note 36.

Note 40 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Parent entity

As explained in Note 36(a), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (e) in Note 36 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(s) has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity

The controlled entities denoted (c) in Note 36 have entered into a guarantee and indemnity agreement (Note 36(e)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee

The controlled entities denoted (d) in Note 36 have entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(e) Legal challenges

(i) There are outstanding legal actions between controlled entities and third parties as at 30 June 2005. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity.
In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(ii) Tabcorp Holdings Ltd, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd are defendants to a Victorian Federal Court proceeding issued in June 2005 by ThoroughVision Pty Ltd, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. The parent entity and it's subsidiaries are defending the action, which is likely to be heard in the 2005-06 financial year. The main relief sought is not monetary and the amount of damages sought is not specified.

(f) Banking facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $19.6 million (2004: $26.9 million).

(g) Undertakings - insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss. Star City have a 5 day loss deductible (2004: 5 day loss deductible). Tabcorp Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2004: $1-2 million) for any one loss and believe such an event is remote.

(h) Switching station lease

A controlled entity, Sydney Harbour Casino Properties Pty Ltd ("SHCP") has entered into a lease with the CCA for a vacant parcel of land adjacent to the Star City Casino. The lease is for the term of the Star City Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Pursuant to agreement between SHCP and the CCA, Star City is required to submit a development application regarding this parcel of land prior to 9 October 2004. SHCP have now requested an extension of time for the development of this site from the CCA. This extension would require the approval of the NSW Minister for Gaming and Racing ("the Minister"). The CCA have advised that it "would not contemplate seeking the Minister's approval for the Authority to agree to any extension unless it included SHCP recognising it would pay for any "betterment of use of the site". Negotiations are continuing. The book value of the investment in this site as at 30 June 2005 was $10.5 million (2004: $10.6 million). If the CCA were to give notice of default, the economic entity believes that upon the payment of compensation to the satisfaction of the CCA (acting reasonably), the CCA would not terminate the lease.

Contingent assets

(i) Tax audit

The Australian Taxation Office (ATO) issued Star City Pty Ltd (a wholly owned subsidiary of Tabcorp) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The economic entity has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $25.6 million (up to January 2004). Due to the ongoing dispute with the ATO, the economic entity has not claimed deductions for prepaid rent for the 2003 and 2004 tax years, nor allowed for a deduction at 30 June 2005. The primary tax on these deductions is $8.8 million. If the economic entity is ultimately successful in its claims, the income tax deductions could be claimed. The economic entity has not continued to provide for penalties and interest charges since January 2004. Interest not accrued for the period up to 30 June 2005 amounts to $1.8 million after tax.

(j) Indemnity claim

Following a re-determination of Central Monitoring System (CMS) fees by the Independent Pricing and Regulatory Tribunal of New South Wales (IPART), the economic entity has submitted claims up to a maximum value of $11.7 million to the New South Wales Government under a Deed of Undertaking and Indemnity up to 31 December 2004. As the recovery of the claims is not certain, no amount has been recognised in the financial statements at 30 June 2005.

Note 41 Events subsequent to reporting date

(a) Dividends

Since 30 June 2005, the directors have declared a dividend of 41 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $214.8 million (refer Note 5).

(b) Sale of land

On 5 July 2005, the economic entity disposed of vacant land located on the Gold Coast, Queensland for an amount of $20.8 million. The profit on sale that will be recognised by the economic entity is $8.3 million. The land is disclosed as an Asset Held for Re-sale in the financial statements at 30 June 2005.
The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(c) Claim release

Since 30 June 2005, the economic entity has entered into an agreement with a third party which provides a release to the economic entity in respect of claims which arose pursuant to a contract that had been entered into by the Jupiters Group prior to its acquisition. The economic entity had recognised a fair value adjustment of $14.2 million at the date of acquisition of Jupiters Limited in respect of this claim. It is expected that the provision will be released in the financial year ended 30 June 2006.
The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(d) Joint venture arrangement

In June 2005 the economic entity announced that it had entered into a joint venture arrangement (67% interest) for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Subsequent to 30 June 2005, the joint venture has entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd (CLO), an entity based in the PRC. The TCA provides a framework for the joint venture to provide software, equipment (including terminals) and technical services to CLO for a 10 year term and provides for CLO to commercialise Keno in the PRC. It is anticipated that CLO will commence roll out of the Keno terminals during the year ended 30 June 2006.

Note 42 Additional financial instruments disclosure

(a) Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Effective interest rate %	Floating interest rate $m	Fixed interest maturing in: 1 to 5 years $m	5 years or more $m	employee share plan loans (ii) $m	Non-interest bearing $m	Statement of financial position $m
2005								
FINANCIAL ASSETS								
Cash assets	7	4.8 - 5.0	18.7	-	-	-	69.7	88.4
Short term deposits	7	5.4 - 5.7	117.8	-	-	-	-	117.8
Receivables	8	-	-	-	-	-	43.1	43.1
Loans pursuant to employee share plan	10, 17	-	-	-	-	-	24.4	24.4
Total financial assets			136.5	-	-	-	137.2	273.7
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	305.5	305.5
Bank loans - unsecured (i)	19, 25	6.0 - 6.4	1,145.0	-	-	-	-	1,145.0
Medium term notes								
- fixed interest rate (i)	25	6.6	-	-	385.0	-	-	385.0
- floating interest rate (i)	25	6.5	65.0	-	-	-	-	65.0
Private placement								
- US dollar (i)	25	5.3 - 5.6	-	-	838.6	-	-	838.6
- Australian dollar (i)	25	6.6	100.0	-	-	-	-	100.0
Interest rate swaps (i) (iii)	42(c)		(1,700.0)	900.0	800.0	-	-	-
Cross currency interest rate swaps (i)	42(d)		838.6	-	(838.6)	-	-	-
Total financial liabilities			448.6	900.0	1,185.0	-	305.5	2,839.1

	Note	Effective interest rate %	Floating interest rate $m	Fixed interest maturing in: 1 to 5 years $m	5 years or more $m	employee share plan loans (ii) $m	Non-interest bearing $m	Statement of financial position $m
2004								
FINANCIAL ASSETS								
Cash assets	7	1.5 - 4.8	22.3	-	-	-	63.3	85.6
Short term deposits	7	5.2 - 5.3	111.5	-	-	-	-	111.5
Receivables	8	-	-	-	-	-	53.3	53.3
Loans pursuant to employee share plan	10, 17	up to 4.0	-	-	-	1.6	31.3	32.9
Loans to executive directors	17	up to 4.0	-	-	-	6.1	-	6.1
Loans - other	10	-	-	-	-	-	2.1	2.1
Total financial assets			133.8	-	-	7.7	150.0	291.5
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	193.9	193.9
Bank Loans								
- unsecured (i)	19, 25	6.1 - 6.3	1,734.0	-	-	-	-	1,734.0
- secured (i)	19	6.00	138.0	-	-	-	-	138.0
Interest rate swaps (i) (iii)	42(c)		(900.0)	900.0	-	-	-	-
Total financial liabilities			972.0	900.0	-	-	193.9	2,065.9

(i) The effective interest rate on gross debt at 30 June 2005 was 6.5% (2004: 6.4%) after taking into account the impact of interest rate swaps and cross currency interest rate swaps.
(ii) Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.
(iii) Notional principal amounts.

Note 42 *Additional financial instruments disclosure (continued)*

(b) Net fair values

Recognised financial instruments

The carrying amount of the consolidated entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)).

Unrecognised financial instruments

The net fair values of the consolidated entity's derivatives financial assets and liabilities at balance date are:	**2005**	2004
	$m	$m
Interest rate swaps	**(19.3)**	(4.9)
Cross currency interest rate swaps	**(1.5)**	-

Net fair values of interest rate swap contracts and cross currency interest rate swap contracts represent the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

(c) Unrecognised financial instruments - interest rate swaps

The consolidated entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps. Accordingly it has entered into interest rate swap agreements that are used to convert the variable interest rates of its borrowings to fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its borrowings.

At 30 June 2005, the consolidated entity has interest rate swap agreements which hedge a portion of the borrowings.
The consolidated entity will pay fixed interest rates and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

The notional principal amounts and periods of expiry of these interest rate swap contracts are as follows:

	2005	2004
	$m	$m
Less than one year	**-**	-
One to five years	**900.0**	1,400.0
More than five years	**800.0**	-
Notional principal	**1,700.0**	1,400.0
Fixed interest rate range p.a.	**5.2% - 6.0%**	5.2% - 6.3%

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on borrowings reflects the average cost of funds achieved by entering into the swap agreements.

(d) Unrecognised financial instruments - cross currency interest rate swaps

Cross currency interest rate swaps have been used to allow the consolidated entity to raise long term borrowings in the United States at fixed interest rates and effectively swap the borrowings into Australian dollar floating rate debt. Each contract involves the physical exchange of principal amounts, at a fixed exchange rate, at the beginning and end of the transaction period and the payment and receipt of interest quarterly or semi-annually throughout the life of the contract.

The principal amounts and periods of expiry of the cross currency interest rate swap contracts are as follows:

	2005		2004	
	Pay principal AUD $m	**Receive principal USD $m**	Pay principal AUD $m	Receive principal USD $m
More than five years	**838.6**	**625.0**	-	-
Fixed interest rate range p.a.	**-**	**5.3% - 5.6%**	-	-
Variable interest rate range p.a.	**6.5% - 6.6%**	**-**	-	-

The terms and conditions in relation to interest rate and maturity of the cross currency interest rate swaps are similar to the terms and conditions of the underlying hedged Private Placement - US dollar borrowings in Note 25.

(e) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts is detailed in Note 42(c) and 42(d) above.

Credit risk in trade receivables is managed in the following ways:
- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

Note 43 Transition to international accounting standards

Tabcorp Holdings Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. As a result, Tabcorp established a project team to address each of the areas in order of priority. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, Tabcorp's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when Tabcorp prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and the current year profit after tax for the year ended 30 June 2005. The full impact for the 30 June 2005 year has not yet been completed.

Note 43 *Transition to international accounting standards (continued)*

The actual effects of the transition to AIFRS may differ from the estimates disclosed due to
(a) ongoing work being undertaken by the AIFRS project team;
(b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and
(c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Reconciliation of equity as presented under AGAAP to that under AIFRS	Notes	Consolidated 1 July 2004* $m	Tabcorp Holdings 1 July 2004* $m
Total equity under AGAAP		1,976.0	1,826.4
Adjustments to retained earnings (net of tax)			
Recognition of defined benefit pension asset	(i)	1.6	1.6
Recognition of share based payments expense	(ii)	(0.6)	(0.3)
Tax effect of prior business combinations	(iii)	(67.5)	-
Consolidation of employee share plan entity	(iv)	4.0	-
Inclusion of prudential margin in self insured workers' compensation provision	(v)	(1.2)	-
		(63.7)	1.3
Adjustments to contributed equity			
Recognition of share based payments expense	(ii)	0.6	0.3
Consolidation of employee share plan entity	(iv)	(2.8)	-
Treatment of non-recourse employee share plan loans	(vi)	(41.0)	(41.0)
		(43.2)	(40.7)
Total equity under AIFRS		1,869.1	1,787.0

* This column represents the adjustments as at the date of transition to AIFRS.

(i) Defined Benefit Fund
Under AASB 119 Employee Benefits, the economic entity would recognise the net surplus in its employer sponsored defined benefit fund as an asset. This would result in a change in the economic entity's accounting policy which is a cash basis of accounting. Actuarial calculations were prepared by an independent actuary, Mercer Investment Nominees Limited, and were completed as at 30 June 2004. The economic entity has elected to recognise the actuarial gains and losses directly in equity with all other movements in t surplus/deficit of the plan to be recognised in the profit and loss. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $1.9 million, and a reduction in retained earnings of $0.7 million.

(ii) Share Based Payments - Rights & Options
Under AASB 2 Share Based Payments, the economic entity would recognise the fair value of rights and options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to the parent entity's equity. Share-based payment costs are not recognised under AGAAP. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $2.0 million.

(iii) Income Taxes
Under AASB 112 Income Taxes, the economic entity would be required (as at the date of acquisition) to recognise the tax effect of certain fair value adjustments in a business combination such as those related to valuations of land and buildings, which in turn would affect the amount of goodwill recognised. Such deferred taxes are not recognised under AGAAP. On transition, deferred taxes would be recognised by an adjustment to retained earnings and not as an adjustment to goodwill.

(iv) Consolidation - Special Purpose Entities
In accordance with UIG 112 Consolidation - Special Purpose Entities, Tabcorp's employee share plan entity is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP. The opening impact of consolidating the entity is to recognise net assets of $1.2 million. The current year impact is an increase in profit after tax from AGAAP to AIFRS of $1.1 million.

(v) Workers' compensation - prudential margin
In accordance with AASB 137 Provisions, contingent liabilities and contingent assets, the economic entity would recognise a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP.

(vi) Share Based Payments - limited recourse loans
In accordance with AASB 2 Share Based Payments, limited recourse employee share plan loans are deemed to be a share based payment and are recognised in issued capital as loan repayments are received. Under AGAAP, the value of the shares are recognised as issued capital and the loans as a receivable.

(vii) Goodwill amortisation
Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Currently, the economic entity amortises goodwill over its useful life but not exceeding 20 years. The economic entity has elected not to apply AASB 3 retrospectively and accordingly, prior year amortisation would not be written-back as at the date of transition. The current year impact is an increase in profit after tax from AGAAP to AIFRS of $160.0 million.

(viii) Financial Instruments
Management has decided to apply the exemption provided in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. It is expected that adopting the standards would have no impact on the financial statements of the economic entity.

(ix) Business Combinations
Under AASB 3 Business Combinations, the economic entity is required to account for all business combinations undertaken subsequent to 1 July 2004 in accordance with this AIFRS standard. This is relevant to the Tab Limited business combination. Accounting for the Tab Limited business combination under AIFRS compared to under AGAAP (as it is accounted for in the current year) results in the following changes:
- The cost of acquisition is increased by $112.6 million under AIFRS, as the market value of shares issued by Tabcorp Holdings Limited as acquisition consideration has been discounted under AGAAP (to represent the notional price at which the securities could be placed in the market), whereas no discount is applied under AIFRS. This results in an increase in goodwill of $112.6 million; and
- Under AASB 112 Income Taxes, the economic entity is required as at the date of acquisition to recognise the tax effect of fair value adjustments in a business combination, which in turn affects the amount of goodwill recognised. This results in an increase in goodwill of $42.0 million.

(x) Reclassification of Intangible Asset
In accordance with AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards, the economic entity has reclassified an amount of $38.7 million from Goodwill to Licences in relation to a licence acquired in a previous business combination. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $0.6 million

Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes, of the company and of the economic entity, comply with Australian Accounting Standards and Urgent Issues Group Consensus Views;

(b) the financial statements and associated notes, of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2005 and performance of the company and of the economic entity for the year ended;

(c) in the directors' opinion:

(i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 36(a) will, as an economic entity be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000 and 28 June 2005); and

(ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act 2001.

This declaration has been made after receiving the declarations from the chief executive officer and chief financial officer which are required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2005.

Made in accordance with a resolution of directors.



M.B. ROBINSON
Chairman

Melbourne
30 August 2005

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Tabcorp Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Tabcorp Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Mary B. Waldron
Partner
Melbourne
30 August 2005

File No. 82-3841


Tabcorp


SEC MAIL
RECEIVED
PROCESSING
SEP 06 2005
WASH. D.C.
213
SECTION

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 August 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP FULL YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's Full Year Results ended 30 June 2005 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on Tabcorp's website at **www.tabcorp.com.au**

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

2005 Full Year Results Presentation

Matthew Slatter, Chief Executive Officer


Tabcorp
the bigger better game

Agenda

- Matthew Slatter
  - Overview
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Focus for 2006, revenue update and conclusions

Financial year 2005 – Scorecard

- Strong performance with NPAT pre goodwill up 40.8% to $513.8m due to acquisitions and solid underlying growth
- EPS pre goodwill and non-recurring items growth of 9.2% to 99.4 cents. Up 17.1% on a normalised basis
- DPS up 14.1% to 81.0 cents per share
- Jupiters integration completed and forecast to provide annual synergies $56.6 million by 2005/06
- Tab integration is largely on schedule and forecast to provide annual synergies of $43.4 million by 2006/07
- Short-listed for Singapore integrated resort development
- Entered a joint venture to provide technical support and equipment for the commercialisation of Keno in China





Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 August 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP FULL YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's Full Year Results ended 30 June 2005 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on Tabcorp's website at **www.tabcorp.com.au**

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

2005 Full Year Results Presentation

Matthew Slatter, Chief Executive Officer


Tabcorp
the bigger better game

Agenda

- Matthew Slatter
  - Overview
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Focus for 2006, revenue update and conclusions

Financial year 2005 – Scorecard

- Strong performance with NPAT pre goodwill up 40.8% to $513.8m due to acquisitions and solid underlying growth
- EPS pre goodwill and non-recurring items growth of 9.2% to 99.4 cents. Up 17.1% on a normalised basis
- DPS up 14.1% to 81.0 cents per share
- Jupiters integration completed and forecast to provide annual synergies $56.6 million by 2005/06
- Tab integration is largely on schedule and forecast to provide annual synergies of $43.4 million by 2006/07
- Short-listed for Singapore integrated resort development
- Entered a joint venture to provide technical support and equipment for the commercialisation of Keno in China

Strong DPS & EPS growth

Dividend per share[1]

CAGR – 9.7%



Dividends per share (c)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
PAYOUT
92.2%
51.0
84.7%
63.0
88.0%
67.0
78.0%
71.0
81.5%
81.0
2001
2002
2003
2004
2005

Earnings per share[1]

CAGR – 12.4%



Earnings per share (c)
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
55.3
74.4
76.1
91.1
99.4
2001
2002
2003
2004
2005

Notes:
1. Dividend payout ratio based on dividends declared during each financial year
2. EPS pre goodwill and pre non-recurring items, which are separately disclosed in Appendix 1

Operating revenue[1] summary by division

Underlying growth 3.5% or 4.8% on a normalised basis

$ million

3,700
3,650
3,600
3,550
3,500

Normalised growth 68.0
Underlying growth 23.4

FY04 Div Proforma (2): 3,614.1
Casinos: 5.6% / 1.9%
Gaming: 61.6, 6.4%
Wagering: 43.2, 3.4%
Media: (0.1), (0.1)%
FY05 Actual (3): 3,742.1

Notes:
1. Pre non-recurring items
2. Divisional proforma is actual FY04 aggregated with divisional operating revenue contribution from Jupiters and Tab Limited prior to acquisition
3. Revenue pre eliminations


5

EBITA[1] underlying growth by division

Underlying growth 7.0% or 11.3% on a normalised basis

Normalised growth 51.9
Underlying growth 15.3
$ million
900
875
850
825
800
852.1
15.4%
4.1%
24.8
10.6%
19.7
9.6%
(0.4)
(1.1)%
911.4
FY04 Div Proforma (2)
Casinos
Gaming
Wagering
Media
FY05 Actual

Notes:

1. Pre non-recurring items which are disclosed separately in Appendix 1
2. Divisional proforma is actual FY04 aggregated with divisional EBITA contribution from Jupiters and Tab Limited prior to acquisition

EBITA[1] growth by P&L category

Underlying growth 7.0% or 11.3% on a normalised basis

$ million
1,000
900
800
700
600
500
631.3
(8.0)
171.2
57.6
852.1
113.8
14.2
(87.2)
(25.5)
42.8
1.2
911.4
FY04 Actual
Divested Businesses
Tab Limited (2)
Jupiters Limited (3)
FY04 Div Proforma
Operating revenue
Revenue synergies
Variable expenses (4)
Other operating expenses
Cost synergies
Other revenue
FY05 Actual

Notes:

1. Pre non-recurring items which are disclosed separately in Appendix 1
2. Divisional EBITA contribution of Tab Limited prior to July 2004 acquisition
3. Divisional EBITA contribution of Jupiters Limited prior to November 2003 acquisition
4. Variable expenses comprise taxes on gambling, operating commissions and racing industry fees



Casinos key features

- Normalised revenue growth 5.7% to $1,278.9m
- EBITA pre non-recurring items increased 4.1% to $386.9m. Normalised EBITA pre non-recurring items increased 15.4%
- Renegotiated management agreements for Brisbane and Gold Coast properties working well
- EGM revenue growth 7.4% across the division
- Strong gains in operating efficiencies at all properties improved normalised EBITA margin from 27.9% to 30.5%
- $53.5m extension and refurbishment of Gold Coast commenced August 2005
- Key restaurant refurbishments completed at Sydney and Brisbane and gaming floor refurbishment underway at Townsville

Casinos performance – Gold Coast extension



Jupiters integration

- Formal integration process ended 30 June 2005
- Synergies booked to P&L:
  - Cost related - $35.0m
  - Revenue related - $15.7m
  - Total - $50.7m
- Overall synergy forecast is now $56.6m, $14.8m above original target and $3.2m above Dec 2004 forecast
- Forecast synergies for 2005/06 are predominately casino related



Synergies by Year [1]
Synergy Benefits ($m)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
12.5
38.2
5.9
56.6
2003/04
2004/05
2005/06
Total

Notes:
1. Synergy savings are at EBITA contribution

Gaming & Network Games key features

- Victorian Gaming revenue increased 6.8% to $902.3m
- EBITA pre non-recurring items increased 10.6% to $258.8m
- Keno and Tabcorp International business transferred from Wagering division effective 1 July 2004
- Monthly marketing cycle initiated
- Development of customer database
- 5 new Tabaret venues opened during year
- Keno Queensland revenue increased 12.4% on prior year

Gaming & Network Games new venues

- Zagame's Brunswick hotel – July 2004 (45 EGMs)
- Roxburgh Park Hotel – December 2004 (80 EGMs)
- Racecourse Hotel (Malvern) – April 2005 (40 EGMs)
- Hopper's Crossing – May 2005 (70 EGMs)
- Mildura Workingman's Club – May 2005 (67 EGMs)





ering key features

revenue growth 6.2% to $475.4m

V revenue growth 1.8% to $844.3m

TA pre non-recurring items increased 9.6% to $225.1m

t racing vision impacted 2H05 revenues

Limited operational integration ahead of schedule, ling behind

nmon betting rules implemented across NSW and oria for most bet types

ling of NSW and Victorian betting pools to commence tember 2005, pending NSW Government approval


Tabcorp

2005 Full Year Results Presentation

Matthew Slatter, Chief Executive Officer


Tabcorp
the bigger better game

Agenda

- Matthew Slatter
  - Overview
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Focus for 2006, revenue update and conclusions

Financial year 2005 – Scorecard

- Strong performance with NPAT pre goodwill up 40.8% to $513.8m due to acquisitions and solid underlying growth
- EPS pre goodwill and non-recurring items growth of 9.2% to 99.4 cents. Up 17.1% on a normalised basis
- DPS up 14.1% to 81.0 cents per share
- Jupiters integration completed and forecast to provide annual synergies $56.6 million by 2005/06
- Tab integration is largely on schedule and forecast to provide annual synergies of $43.4 million by 2006/07
- Short-listed for Singapore integrated resort development
- Entered a joint venture to provide technical support and equipment for the commercialisation of Keno in China

Strong DPS & EPS growth

Dividend per share[1]

CAGR – 9.7%



90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
PAYOUT
92.2%
51.0
84.7%
63.0
88.0%
67.0
78.0%
71.0
81.5%
81.0
2001
2002
2003
2004
2005

Earnings per share[1]

CAGR – 12.4%



110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
55.3
74.4
76.1
91.1
99.4
2001
2002
2003
2004
2005

Notes:
1. Dividend payout ratio based on dividends declared during each financial year
2. EPS pre goodwill and pre non-recurring items, which are separately disclosed in Appendix 1

Operating revenue[1] summary by division

Underlying growth 3.5% or 4.8% on a normalised basis



Normalised growth 68.0
Underlying growth 23.4
3,700
3,650
3,600
3,550
3,500
3,614.1
5.6%
1.9%
61.6
6.4%
43.2
3.4%
(0.1)
(0.1)%
3,742.1
FY04 Div Proforma (2)
Casinos
Gaming
Wagering
Media
FY05 Actual (3)

Notes:
1. Pre non-recurring items
2. Divisional proforma is actual FY04 aggregated with divisional operating revenue contribution from Jupiters and Tab Limited prior to acquisition
3. Revenue pre eliminations

EBITA[1] underlying growth by division

Underlying growth 7.0% or 11.3% on a normalised basis

Normalised growth 51.9
Underlying growth 15.3
900
875
850
825
800
852.1
15.4%
4.1%
24.8
10.6%
19.7
9.6%
(0.4)
(1.1)%
911.4
FY04 Div Proforma (2)
Casinos
Gaming
Wagering
Media
FY05 Actual

Notes:
1. Pre non-recurring items which are disclosed separately in Appendix 1
2. Divisional proforma is actual FY04 aggregated with divisional EBITA contribution from Jupiters and Tab Limited prior to acquisition

EBITA[1] growth by P&L category

Underlying growth 7.0% or 11.3% on a normalised basis

1,000
900
800
700
600
500
631.3
(8.0)
171.2
57.6
852.1
113.8
14.2
(87.2)
(25.5)
42.8
1.2
911.4
FY04 Actual
Divested Businesses
Tab Limited (2)
Jupiters Limited (3)
FY04 Div Proforma
Operating revenue
Revenue synergies
Variable expenses (4)
Other operating expenses
Cost synergies
Other revenue
FY05 Actual

Notes:
1. Pre non-recurring items which are disclosed separately in Appendix 1
2. Divisional EBITA contribution of Tab Limited prior to July 2004 acquisition
3. Divisional EBITA contribution of Jupiters Limited prior to November 2003 acquisition
4. Variable expenses comprise taxes on gambling, operating commissions and racing industry fees

Casinos key features

- Normalised revenue growth 5.7% to $1,278.9m
- EBITA pre non-recurring items increased 4.1% to $386.9m. Normalised EBITA pre non-recurring items increased 15.4%
- Renegotiated management agreements for Brisbane and Gold Coast properties working well
- EGM revenue growth 7.4% across the division
- Strong gains in operating efficiencies at all properties improved normalised EBITA margin from 27.9% to 30.5%
- $53.5m extension and refurbishment of Gold Coast commenced August 2005
- Key restaurant refurbishments completed at Sydney and Brisbane and gaming floor refurbishment underway at Townsville



Casinos performance – Gold Coast extension



Jupiters integration

- Formal integration process ended 30 June 2005
- Synergies booked to P&L:
  - Cost related - $35.0m
  - Revenue related - $15.7m
  - Total - $50.7m
- Overall synergy forecast is now $56.6m, $14.8m above original target and $3.2m above Dec 2004 forecast
- Forecast synergies for 2005/06 are predominately casino related



Synergies by Year [1]
60.0
50.0
40.0
30.0
20.0
10.0
0.0
12.5
38.2
5.9
56.6
2003/04
2004/05
2005/06
Total

Notes:
1. Synergy savings are at EBITA contribution

Gaming & Network Games key features

- Victorian Gaming revenue increased 6.8% to $902.3m
- EBITA pre non-recurring items increased 10.6% to $258.8m
- Keno and Tabcorp International business transferred from Wagering division effective 1 July 2004
- Monthly marketing cycle initiated
- Development of customer database
- 5 new Tabaret venues opened during year
- Keno Queensland revenue increased 12.4% on prior year



Gaming & Network Games new venues

- Zagame's Brunswick hotel – July 2004 (45 EGMs)
- Roxburgh Park Hotel – December 2004 (80 EGMs)
- Racecourse Hotel (Malvern) – April 2005 (40 EGMs)
- Hopper's Crossing – May 2005 (70 EGMs)
- Mildura Workingman's Club – May 2005 (67 EGMs)


HOTEL
DINER



Wagering key features

- Vic revenue growth 6.2% to $475.4m
- NSW revenue growth 1.8% to $844.3m
- EBITA pre non-recurring items increased 9.6% to $225.1m
- Split racing vision impacted 2H05 revenues
- Tab Limited operational integration ahead of schedule, pooling behind
- Common betting rules implemented across NSW and Victoria for most bet types
- Pooling of NSW and Victorian betting pools to commence September 2005, pending NSW Government approval

Wagering performance – NSW v Vic growth rates

% growth	NSW 01/07 - 03/05	NSW 04/05 - 30/06	NSW FY05	Vic 01/07 - 03/05	Vic 04/05 - 30/06	Vic FY05
Turnover	%	%	%	%	%	%
Racing						
Thoroughbred	3.0	(2.2)	2.2	4.7	2.8	4.3
Harness	1.0	(2.1)	0.3	6.4	5.9	6.2
Greyhound	3.9	(1.7)	2.7	10.2	6.6	9.3
Total racing	2.9	(2.1)	2.0	5.7	4.1	5.3

- Factors affecting relative performance:
  - Split racing vision had a more significant impact on NSW than Vic
  - Smaller NSW metro thoroughbred field sizes in 2H05
  - Harness racing program in NSW
  - Increased races per meeting for Vic metro harness
  - Greyhounds driven by ‘watchdog’, retail night openings and WA product
  - Stronger retail growth in Vic due to distribution strategy

Tab integration

- FY05 synergies booked to P&L $18.8m
- Overall synergy forecast of $43.4m still on target
- Pooling significantly delayed
- Major achievements to date include:
  - Development of national Wagering organisational structure
  - Wagering pooling software development
  - Divestment of Jupiters and TAB Machine Monitoring businesses
  - Wagering call centre rationalisation plan

Synergies by Year [1,2]


50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
18.8
7.5
17.1
43.4
2004/05
2005/06
2006/07
Total

Notes:
1. Tabcorp share only
2. Synergy savings are at EBITA contribution



Media key features

- EBITA pre non-recurring items decreased 1.1% to $40.6m primarily due to weaker advertising sales and exit from Sky Racing Productions business
- Rights to NSW metropolitan and Victorian thoroughbred racing lost from 4 May 2005
- Rights fees savings of $17 million passed on to all customers including 18% reduction in pub and club subscription fees
- Commercial venues numbers up 83 from prior year (2% increase)
- Internal restructure successfully completed January 2005 with benefits achieved during second half

Media – Split vision issues

- TVN was created 2002 and is owned by Victorian and Sydney thoroughbred racing clubs
- TVN broadcasts all Victorian and Sydney metropolitan thoroughbred races, totalling 1-2 meetings per day
- Other key racing content secured by Sky into next decade, representing approximately 90% of Australian races
- Sky exports to 12 markets and imports from 7
- Minimal profit impact on Media division
- Media division remains in strong competitive position

International - Singapore

- Submitted RFC for integrated resort on 28 February 2005
- Tabcorp short-listed with 11 bidders from original 14 submissions
- Final Request For Proposal (RFP) expected to be released during third quarter 2005
- Integrated resort will include hotels, casino, food and beverage offerings, a theatre and convention and exhibition facilities
- Currently anticipate Licence to be awarded late 2005/early 2006
- Construction will begin late 2006 and expect to open during 2010



International - Singapore

* * * * * * * * *




Malaysia
Singapore Island
Downtown
Singapore
Main Strait

Urban, South Marina Site

9.4 hectares with the opportunity to add an additional 4.1 hectares.


LAND PARCEL A
Proposed IR Site
LAND PARCEL B

International - China

- 10 year joint venture to provide software, equipment and technical services for Keno in China
- First foreign company to participate in China Lottery at a nationwide level
- Terminal roll out planned to begin in third quarter FY06
- 60,000 terminals expected over 5 years
- Joint venture revenue $A100 million pa beyond year 5 of agreement
- Tabcorp PBT approximately $A50 million by year 5

Financial Performance

Financial performance

$m	Actual 12 months to 30 June 05[1]	Change on pcp	Normalised 12 months to 30 June 05[1,2]	Change on pcp
Net operating revenue	3,702.4	50.3%	3,706.4	53.0%
Other revenue[3]	43.7	80.9%	43.7	80.9%
Taxes on gambling	(988.2)	45.6%	(988.6)	46.6%
Operating commissions	(416.1)	40.4%	(416.1)	40.4%
Racing industry fees	(367.3)	176.9%	(367.3)	176.9%
Other operating expenses	(914.5)	43.2%	(915.4)	43.9%
Depreciation & amortisation	(148.6)	35.9%	(148.6)	35.9%
EBITA	**911.4**	**44.4%**	**914.1**	**52.9%**
Goodwill amortisation	(160.0)	194.8%	(160.0)	194.8%
EBIT	**751.4**	**30.2%**	**754.1**	**38.7%**
Net interest expense	(169.6)	71.3%	(169.6)	71.3%
PAT & OEI before non-recurring items	**353.8**	**13.9%**	**355.6**	**23.8%**
Non-recurring items net of tax	**15.0**	**na**	**15.0**	**na**
Profit after tax & OEI	**368.8**	**18.6%**	**370.6**	**28.8%**
EBITA/Net operating revenue (%)	*24.6%*		*24.7%*	
Net interest cover (x)	4.4		4.4	

Notes:
1. Excludes non-recurring items which are seperately disclosed in Appendix 1
2. Normalised results exclude the impact of above/below theoretical win rates in the ICB in the Jupiters casinos
3. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets



Financial performance

* * * * * * * * *

	Actual 12 months to 30 June 05[2]	Change on pcp	Normalised 12 months to 30 June 05[1,2]	Change on pcp
Net profit after tax ($m)				
- Before goodwill amortisation & non recurring items	513.8	40.8%	515.6	51.0%
- Before non-recurring items	353.8	13.9%	355.6	23.8%
- Basic	368.8	18.6%	370.6	28.8%
Earnings per share (cents)				
- Before goodwill amortisation & non recurring items	**99.4**	9.2%	**99.8**	17.1%
- Before non-recurring items	**68.5**	(11.7)%	**68.8**	(4.0)%
- Basic	**71.4**	(8.1)%	**71.7**	(0.1)%
Dividends per share (cents)[3]	**81.0**	14.1%	**81.0**	14.1%

Notes:
1. Normalised results exclude the impact of above/below theoretical win rates in the ICB in the Jupiters casinos
2. Actual result for the 12 months ended 30 June 2005 includes a 12 month contribution from Tab and Jupiters. PCP only includes an 8 month contribution from Jupiters
3. Fully franked



Casinos – financial data

$m	Actual 12 months to 30 June 05[1]	Pro Forma 12 months to 30 June 04[1,2]	Change
Revenue from ordinary activities	1,284.4	1,257.0	2.2%
Taxes & operator commissions	(240.8)	(231.5)	4.0%
Other expenses[3]	(656.6)	(653.9)	0.4%
EBITA	**386.9**	**371.6**	**4.1%**
EBITA/Net operating revenue (%)	*30.4*	*29.7*	

Notes:

1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004
3. Pro forma other operating expenses have been adjusted to reflect revised corporate cost allocation methodology. Refer Appendix 3.

Casinos – financial data

* * * * * * * * *

$m	Normalised[2] 12 months to 30 June 05[1]	Normalised[2] Pro Forma 12 months to 30 June 04[1,3]	Change
Revenue from ordinary activities	1,288.4	1,216.0	6.0%
Taxes & operator commissions	(241.3)	(227.0)	6.3%
Other expenses[4]	(657.6)	(651.3)	1.0%
EBITA	**389.6**	**337.7**	**15.4%**
EBITA/Net operating revenue (%)	*30.5*	*27.9*	

Notes:

1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Normalised results exclude the impact of above/below theoretical win rates in international commission play in the Jupiters casinos
3. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004
4. Pro forma other operating expenses have been adjusted to reflect revised corporate cost allocation methodology. Refer Appendix 3.

Casinos – financial data

$m	Actual 12 months to 30 Jun 05[1]	Pro Forma 12 months to 30 June 04[1,2]	Change
Net operating revenue			
Rebate tables	12.8	71.4	(82.2)%
Non rebate tables	526.0	494.4	6.4%
Total tables	538.8	565.8	(4.8)%
EGMs & other	514.7	479.3	7.4%
Total gaming	1,053.5	1,045.1	0.8%
Accomodation	60.7	56.5	7.5%
Food & beverage and other	160.6	149.9	7.2%
Total operating revenue	1,274.9	1,251.5	1.9%
Total operating revenue at theo	*1,278.9*	*1,210.9*	*5.6%*
Other revenue[3]	9.6	5.6	71.8%
Revenue from ordinary activities	1,284.4	1,257.1	2.2%
Revenue (at theoretical)	1,288.4	1,216.5	5.9%
Overall win/table/day ($) (ex rebate)	3,986	3,581	11.3%
NMR/EGM/day ($)	308	288	6.9%
Hotel occupancy (%)	*76.4*	*73.1*	4.5%

Notes:
1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004
3. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets

Casinos – financial data

$m	Actual 12 months to 30 Jun 05	Pro Forma 12 months to 30 June 04[1]	Change
NSW			
Table games			
PGR	123.0	106.6	15.3%
MGF	248.4	239.7	3.6%
EGMs & other gaming	212.5	204.9	3.7%
Non-gaming	92.1	88.5	4.1%
Total NSW operating revenue	676.0	639.7	5.7%
QLD			
Rebate play			
Gross rebate play at theoretical	40.6	68.8	(41.0)%
Above/below theoretical	(4.0)	41.0	na
Rebate	(23.9)	(38.4)	(37.8)%
	12.8	71.4	(82.1)%
Other table games	154.7	148.0	4.6%
EGM's & other gaming	302.3	274.4	10.2%
Non-gaming	129.2	118.0	9.5%
Total QLD operating revenue	598.9	611.8	(2.1)%
Total QLD operating revenue at theoretical	*602.9*	*570.8*	*5.6%*
Total casinos operating revenue	**1,274.9**	**1,251.5**	**1.9%**
Total casinos operating revenue at theo	*1,278.9*	*1,210.5*	*5.7%*

Notes:

1. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004

Gaming and network games – financial data

$m	12 months to 30 June 05[1]	12 months to 30 June 04[1,2,3]	Change
Revenue from ordinary activities	1,037.7	975.6	6.4%
Taxes & operator commissions	(675.4)	(630.6)	7.1%
Other expenses[4]	(103.5)	(111.0)	(6.7)%
EBITA	**258.8**	**234.0**	**10.6%**
EBITA/Net operating revenue (%)	*25.4*	*24.4*	

Notes:

1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004
3. For purposes of comparability, Jupiters Machine Monitoring (divested 31st Dec 2004) has been removed from the 30 June 2004 values
4. Pro forma other operating expenses have been adjusted to reflect revised corporate cost allocation methodology. Refer Appendix 3.

Gaming and network games – financial data

$m	Actual 12 months to 30 June 05[1]	Pro Forma 12 months to 30 June 04[1,2,3]	Change
Net operating revenue			
Victorian network			
Hotels	591.8	558.7	5.9%
Clubs	310.5	285.9	8.6%
Total Victorian gaming	902.3	844.6	6.8%
Keno	107.8	98.8	9.1%
Tabcorp International	10.0	15.2	(34.3)%
Total net operating revenue	1,020.1	958.5	6.4%
Other revenue	17.6	17.1	3.3%
Revenue from operating activities	**1,037.7**	**975.6**	**6.4%**
EGMs (period end) (VIC)	*13,699*	*13,618*	*81*
Venues (Gaming VIC)	*267*	*270*	*-3*
$NMR/EGM (daily avge) (VIC)	*242*	*225*	*7.3%*
Venues (Keno QLD & NSW)	*1,959*	*1,917*	*42*

Notes:
1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Pro forma results include a contribution from Jupiters for 12 months ended 30 June 2004
3. For purposes of comparability, Jupiters Machine Monitoring (divested 31st Dec 2004) has been removed from the 30 June 2004 values



Wagering – financial data

$m	Actual 12 months to 30 June 05[1,3]	Pro Forma 12 months to 30 June 04[1,2,3]	Change
Operating revenue - Vic	475.4	447.5	6.2%
Operating revenue - NSW	844.3	829.1	1.8%
Other revenue[4]	9.4	12.3	(23.8)%
Revenue from ordinary activities	**1,329.1**	**1,288.9**	**3.1%**
R.I., taxes & op. commissions	(855.7)	(823.1)	4.0%
Other expenses[5]	(248.3)	(260.2)	(4.6)%
EBITA	**225.1**	**205.5**	**9.6%**
EBITA/Net operating revenue (%)	*17.1*	*16.1*	

Notes:

1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. Pro forma results include a contribution from Tab for 12 months ended 30 June 2004
3. Victorian revenue and expenses is net of 25% allocation to JV partner. NSW represents 100% of revenue and expenses with an incentive fee equivalent to 25% of profits included in R.I., taxes and op. commissions
4. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets
5. Pro forma other operating expenses have been adjusted to reflect revised corporate cost allocation methodology. Refer Appendix 3.

Wagering – financial data

$m	NSW 2004/05[1]	Change	Vic 2004/05[1]	Change	Total FY05	Change
Net operating revenue						
Racing						
Thoroughbred	543.8	2.3%	303.8	4.3%	847.5	3.0%
Harness	107.1	0.0%	67.3	5.9%	174.4	2.2%
Greyhound	136.4	2.5%	68.5	9.5%	204.9	4.7%
Total racing	787.4	2.0%	439.6	5.3%	1,226.9	3.2%
Sportsbetting	38.7	9.6%	13.9	17.0%	52.6	11.5%
Trackside	-	-	14.8	35.7%	14.8	35.7%
Other	18.2	(16.4)%	7.2	(2.5)%	25.5	(13.0)%
Total net operating revenue	**844.3**	**1.8%**	**475.4**	**6.2%**	**1,319.8**	**3.4%**
Other revenue	3.3	(49.2)%	6.1	4.3%	9.4	(24.0)%
Revenue from ordinary activities	**847.6**	**1.4%**	**481.5**	**6.3%**	**1,329.1**	**3.2%**
Meetings	*5,866*	*137*	*6,004*	*157*	*11,870*	*294*
Retail outlets - agencies and licensed venues	*2,190*	*62*	*565*	*-1*	*2,755*	*61*

Notes:

1. Victorian revenue and expenses is net of 25% allocation to JV partner. NSW represents 100% of revenue

Media – financial data

$m	Actual 12 months to 30 June 05[1]	Pro Forma 12 months to 30 June 04[1,2]	Change
Revenue from ordinary activities			
Sky Channel	102.7	103.8	(1.1)%
Sky International Racing	13.4	12.4	8.2%
2KY & Others	11.4	11.9	(4.2)%
Revenue from ordinary activities	**127.5**	**128.1**	**(0.5)%**
R.I., taxes & op. commissions	(5.8)	(5.2)	12.0%
Other expenses[3]	(81.1)	(81.9)	(0.9)%
EBITA	**40.6**	**41.0**	**(1.1)%**
EBITA/Net operating revenue (%)	*31.8*	*32.2*	
Outlets			
- Agencies	*815*	*828*	*(13)*
- Pubs & clubs	*3,776*	*3,693*	*83*
- Race tracks & others	*687*	*667*	*20*
Total Outlets	*5,278*	*5,188*	*90*

Notes:
1. Excludes non-recurring items which are separately dislcosed in Appendix 1
2. *Pro forma* results include a contribution from Tab for 12 months ended 30 June 2004
3. Pro forma other operating expenses have been adjusted to reflect current corporate cost allocation methodology


32

Tabcorp Group – financial position

$m	As at 30 Jun 2005	As at 31 Dec 2004	As at 30 June 2004
Current assets	328.4	358.3	355.5
Licenses/management agreement	1,201.3	1,114.7	870.6
Goodwill	3,167.6	3,453.6	1,280.5
Property, plant & equipment	1,505.6	1,577.7	1,412.3
Other non current assets	281.6	163.2	427.0
Total assets	**6,484.5**	**6,667.5**	**4,345.9**
Total liabilities	3,211.3	3,446.1	2,369.9
Shareholders' funds	**3,273.2**	**3,221.4**	**1,976.0**
Net debt	2,327.4	2,488.9	1,674.9
Shares on issue (millions)	523.9	520.4	423.5
Capital expenditure	119.5	50.3	101.2
Gross debt / EBITDA (x)	2.4	2.4	2.5
Net debt / Equity (%)	71.1%	77.3%	84.8%

Group cash flow

$m	Actual 12 months to 30 Jun 2005	Actual 12 months to 30 Jun 2004	Change
Net operating cash flows	1,061.3	711.1	49.2%
Net interest payments	(174.7)	(98.7)	77.0%
Income tax paid	(224.1)	(171.8)	30.4%
Payments for PP&E	(119.5)	(101.2)	18.1%
Net Operating cash flows	**543.0**	**339.4**	**60.0%**
Payments for c'trolled entities/mgt rights	(959.7)	(1,022.6)	(6.2)%
Acquired net debt	(304.3)	(177.0)	71.9%
Sales of assets / businesses	306.1	4.6	6554.3%
Dividends paid	(243.7)	(208.8)	16.7%
Others	6.2	36.5	(83.0)%
Opening Debt	(1,674.9)	(647.1)	158.8%
Net Debt at end of period	**(2,327.3)**	**(1,675.0)**	**0.4**
Operating cash flow per share (cents)	*105.1*	*84.7*	*24.1%*

Focus for 2006, revenue update and conclusions

Focus for FY2006

- Successfully complete Tab integration
- Invest in smoking solutions in Casinos and work with pubs and clubs on solutions in Gaming and Wagering
- Implement medium term strategy for Media
- Continue the drive for increased customer focus across the Group
- Continue to build the team bench-strength
- Engage in Victorian relicencing process
- Develop international opportunities



Performance to 27th August

- Overall solid start to beginning of 2005/06
- Qld Casinos impacted by below theoretical in 2004/05
- Gaming continuing strong growth from 2004/05
- Wagering revenue continues to be impacted by split racing vision



Net revenue ($m)
Actual
Normalised
Group 575.0
600.0
4.3%
2.3%
Media
Casinos
Gaming
Wagering
20.0
190.6
171.7
192.7
16.9
204.9
182.5
195.7
15.8%
7.5%
6.3%
1.5%
15.8%
1.5%
6.3%
1.5%
Jul 1 - Aug 27 2004
Jul 1 - Aug 27 2005

Conclusions

- Continued delivery of growth in shareholder returns in FY05
- Strong growth in core businesses
- Development of international opportunities to add to business growth
- Jupiters integration completed, Tab integration very well advanced
- Trend of solid EPS growth expected to continue in FY06


38

Appendices

Appendices

1. Non-recurring items
2. Segmented earnings
3. Reconciliation of prior year comparatives
4. Tab Limited acquisition accounting – goodwill
5. Tab Limited acquisition accounting – accounting changes
6. AIFRS impacts – P&L
7. AIFRS impacts – balance sheet
8. Tabcorp Group – debt key features
9. Tabcorp Group – debt key features


40

Appendix 1 - Non-recurring items [DUPLICATE SLIDE]

$m	Wagering	G&NG	Casinos	Media	Unallocated	Total
12 months to 30 June 2005						
Restructure/integration costs[1]	26.2	2.7	1.3	3.4	-	33.6
Depreciation on Jupiters FV Adjustments[2]	-	(1.8)	(3.0)	-	-	(4.8)
Divested Businesses[3]	-	(2.8)	-	-	(11.9)	(14.7)
Asset Sales[4]	-	(0.2)	(5.2)	-	0.5	(4.9)
Other	-	-	-	-	(1.1)	(1.1)
Total pre-tax	(26.2)	2.0	6.8	(3.4)	12.5	(8.2)
Tax effect[5]	(7.8)	0.1	0.1	(1.0)	(14.5)	(23.2)
Total post-tax	**(18.3)**	**2.0**	**6.8**	**(2.4)**	**27.0**	**15.0**
12 months to 30 June 2004						-
Total pre-tax	1.2	(3.8)	1.2	-	0.5	(1.0)
Tax impact	0.4	(1.1)	0.4	-	5.5	5.0
Total post-tax	0.8	(2.7)	0.8	-	(5.0)	(6.0)

Notes
1. Tab Limited related redundancy costs and Jupiters Limited and Tab Limited integration costs
2. Depreciation adjustment relating to the 2003/04 year as a result of the finalisation of Jupiters Limited acquisition fair value adjustments
3. Profit on sale and from operations of AWA, NSW Gaming and Queensland monitoring businesses
4. Profit on sale of Goodman Fielder site, Miami Keys and Sakura Land
5. Tax effect in unallocated includes $18.3m credit to income tax expense as a result of Jupiters Limited joining the Tabcorp tax consolidations group

Appendix 2 - Tabcorp – segmented earnings

$m	Wagering	G&NG	Casinos	Media	Unallocated	Total
12 months to 30 June 2005						
Operating revenue	1,319.8	1,020.1	1,274.9	127.4	(39.7)	3,702.4
Other revenue[2]	9.4	17.6	9.6	0.1	7.0	43.7
Total revenue	1,329.1	1,037.7	1,284.4	127.5	(32.7)	3,746.1
EBITA[1]	225.1	258.8	386.9	40.6	(0.0)	911.4
Goodwill	-	-	-	-	160.0	160.0
EBIT[1]	225.1	258.8	386.9	40.6	(160.0)	751.4
12 months to 30 June 2004						
Operating revenue	446.8	921.1	1,064.9	-	(12.6)	2,420.2
Other revenue[2]	5.8	11.8	3.7	-	2.1	23.4
Total revenue	452.6	932.9	1,068.6	-	(10.5)	2,443.6
EBITA[1]	75.3	225.5	322.5	-	(0.0)	623.3
Goodwill	-	-	-	-	54.3	54.3
EBIT[1]	75.3	225.5	322.5	-	(54.3)	569.0

Notes
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Excludes interest income and includes the net proceeds and written down values from the sale of non-current assets

Appendix 3 - Reconciliation of prior year comparatives

$m	Wagering	G&NG	Casinos	Media	Unallocated	Total
EBITA[1] to 30 June 2004						
Prior year presentation[2,3]	102.2	221.4	381.3	-	(20.5)	684.4
Tab Limited acquisition	130.2	-	-	41.0	-	171.2
Reclass of network games	(24.9)	24.9	-	-	-	-
Reallocation of corp costs	(2.0)	(8.8)	(9.7)	-	20.5	-
Divested business NRI	-	(3.5)	-	-	-	(3.5)
Current year presentation[2]	**205.5**	**234.0**	**371.6**	**41.0**	**-**	**852.1**

Notes
1. Excludes non-recurring items which are separately disclosed in Appendix 1
2. Consolidated prior year comparatives are based on the 'prior year presentation' line. Divisional prior year comparatives are based on the 'current year presentation' line. Prior year has been restated to reflect allocation of all costs to business units.
3. Prior year total of $684.4m can be adjusted for Jupiters $57.6m EBITA prior to acquisition and AWA prior year $4.5m EBITA to agree to *prior year EBITA of $631.3m per slide 7*

Appendix 4 - Tab Limited acquisition – goodwill

		$m
Equity consideration	(90.2m TAH shares @ $13.04/share)	1,176
Cash consideration	(451m TAB shares @ $2.10/share, options, costs)	960
Other non-cash consideration		2
Total consideration paid for Tab equity		**2,138**
Tab net debt acquired (fair value)	(bank debt, less cash)	304
Total enterprise value acquired		**2,442**
Less Net debt acquired		304
Less Fair value of net assets acquired		377
Less Minority interest adjustment		2
Total Goodwill		**1,759**



Appendix 5 - Accounting changes – Tab and Jupiters

$m	Actual 12 months to 30 June 2005
Statement of Financial Performance	
- Tab Limited wagering licence amortisation[1]	(0.6)
- Jupiters Limited depreciation expense[2]	7.1
- Tab Limited depreciation expense[3]	2.6

Notes:

1. The process of fair valuing Tab Limited's net assets on acquisition resulted in an increase of the fair value of the Wagering Licence above book value of $54.1million to $339.1million. Previously, this licence was recognised in Tab Limited's accounts at a cost of $308.0 million and a written down value of $285.0 million at 30 June 2004. Under Tab Limited's accounting policies the licence was amortised at a rate of $3.1 million per annum (no tax effect). The fair value of the licence is now being amortised at a rate of $3.7 million per annum (no tax effect), an increase of $0.6 million per annum.
2. The fixed assets of Jupiters Limited were recognised at fair value on acquisition in the year ended 30 June 2004. The depreciation expense based on the fair value of these assets is net $7.1 million per annum lower than the comparable depreciation expense recognised in the account of Jupiters Limited prior to acquisition by Tabcorp.
3. The fixed assets of Tab Limited were recognised at fair value on acquisition in the year ended 30 June 2005. The depreciation expense based on the fair value of these assets is net $2.6 million per annum (before tax effect) lower than the comparable depreciation expense recognised in the account of Tab Limited prior to acquisition by Tabcorp.



Appendix 6 - AIFRS adjustments – P&L

$m	Actual 12 months to 30 June 05[1]	AIFRS adj	AIFRS adj 12 months to 30 June 05[1]
Net operating revenue	3,702.4	-	3,702.4
Other revenue[2]	43.7	0.4	44.1
Other operating expenses	(2,686.1)	(3.2)	(2,689.3)
Depreciation & amortisation	(148.6)	(0.6)	(149.2)
EBITA	**911.4**	**(3.4)**	**908.0**
Goodwill amortisation	(160.0)	160.0	0.0
EBIT	**751.4**	**156.6**	**908.0**
Net interest expense	(169.6)	(0.9)	(170.4)
Income tax expense	(226.1)	0.5	(225.5)
Outside equity interest	(2.0)	-	(2.0)
PAT & OEI before non-recurring items	**353.8**	**156.2**	**510.0**
Non-recurring items net of tax	**15.0**	**-**	**15.0**
Profit after tax & OEI	**368.8**	**156.2**	**525.0**
EBITA/Net operating revenue (%)	*24.6%*		*24.5%*
Net interest cover (x)	4.4		5.3

Notes:
1. Excludes non-recurring items which are seperately disclosed in Appendix 1
2. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets

Appendix 7 - AIFRS adjustments – balance sheet

$m	As at 30 Jun 2005	AIFRS adj	AIFRS adj as at 30-Jun-05
Current assets	337.8	5.4	343.1
Licenses/management agreement	1,201.3	38.7	1,240.0
Goodwill	3,167.7	275.9	3,443.6
Property, plant & equipment	1,505.5	-	1,505.5
Other non current assets	271.5	3.8	275.3
Total assets	**6,483.7**	**323.8**	**6,807.5**
Total liabilities	3,210.5	42.1	3,252.6
Shareholders' funds	**3,273.2**	**281.7**	**3,554.9**
Net debt	2,327.4		2,327.4
Net debt / Equity (%)	*71.1%*		*65.5%*

Appendix 8 - Tabcorp Group – debt key features



Debt structure & maturity profile
700
600
500
400
300
200
100
-
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Bank Debt
Medium Term Notes
US Private Placement

- $1,400 million Tab bridge facility refinanced with $450 million Australian medium term notes issue and US$700 million equivalent US private placement
- Average debt maturity is 6.3 years at 30 June 2005
- Average interest rate on gross debt, including interest rate swaps, is currently 6.5%

Appendix 9 - Tabcorp Group – debt key features



Fixed rate swaps & fixed interest medium term notes
2,500
2,000
1,500
1,000
500
-
2005
2006
2007
2008
2009
2010
Amounts at period end

- 82% gross debt at fixed interest rates at 30 June 2005
- Average cost of fixed rate swaps and fixed interest medium term notes is 5.7% excluding the borrowing margin on medium term notes


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Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paula Jane Dwyer
Date of appointment	30 August 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Held indirectly by Roble Pty Ltd as trustee for the Happell Family Trust	5,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL